checked
12/1/09

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RECEIVED

2009 JAN 15 A 6:19

12 January 2009 **(Exemption No: 82-5117)**

[redacted]

09045126

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

SUPPL

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound booklets containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 14 October 2008 up to 6 January 2009, and filing with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached list, made by Singapore Airport Terminal Services Limited ("SATS") for the period October to December 2008.

Yours truly

PROCESSED
JAN 21 2009
THOMSON REUTERS

Shireena Woon
Vice President, Corporate Servicesl

1/15

encl

RECEIVED
2009 JAN 15 A 6:19

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOP 739 17 NOV 2008	Lodgment of Return of Allotment of Shares – 27,500 shares

Singapore Government
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Transaction Details

Transaction No. :	C080418273
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003054447A
Payment Date :	17/11/2008
Total Amount (S$) :	10.00

Message

1. Payment FOR RETURN OF Allotment OF Shares has been completed successfully.
2. TO enquire THE status, you are required TO enter THE Registration NO. OR TRANSACTION NO.
3. Please print this page FOR future reference.

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Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/11/2008

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Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contact you for any transaction-related matters.)*

Contact No. : 65418060

Email Address : susanna_lye@singaporeair.com.sg

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Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	27,500	0	0
Value per Share :	1.42	0.00	0.00
Amount of Issued Capital :	39,050.00	0.00	0.00

Amount of Paid Up Capital :	39,050.00	0.00	0.00
Date of Allotment : *	06/11/2008		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,236,594	0	0
Amount of Issued Capital :	243,735,908.17	0.00	0.00
Amount of Paid Up Capital :	243,735,908.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/11/2008

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Release Date	Announcement Details
Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD	
Jan 06 2009	MISCELLANEOUS :: INVESTOR PRESENTATION - ADDITIONAL INFORMATION REGARDING ACQUISITION OF SFI
Jan 06 2009	MISCELLANEOUS :: PRESS RELEASE – SATS IDS RECOMMEND SHAREHOLDERS TO VOTE IN FAVOUR OF SFI ACQUISITION
Jan 05 2009	MISCELLANEOUS :: CIRCULAR TO SATS SHAREHOLDERS REGARDING ACQUISITION OF SFI
Jan 05 2009	MISCELLANEOUS :: SATS ANNOUNCES DESPATCH OF CIRCULAR AND NOTICE OF EGM
Dec 15 2008	MISCELLANEOUS :: OPERATING DATA FOR NOVEMBER 2008
Dec 04 2008	MISCELLANEOUS :: ANNOUNCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
Dec 03 2008	REQUEST FOR LIFTING OF TRADING HALT
Dec 02 2008	MISCELLANEOUS :: PRESENTATION REGARDING CONDITIONAL ACQUISITION OF SFI
Dec 02 2008	MISCELLANEOUS :: ADMISSION OF 2,288,904 NEW ORDINARY SHARES IN THE CAPITAL OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Dec 02 2008	MISCELLANEOUS :: ANNOUNCEMENT BY SATS OF THE TRANSACTIONS
Dec 02 2008	MISCELLANEOUS :: SATS ANNOUNCES CONDITIONAL ACQUISITION OF SFI
Dec 02 2008	REQUEST FOR TRADING HALT
Dec 02 2008	REQUEST FOR TRADING HALT
Nov 14 2008	MISCELLANEOUS :: OPERATING DATA FOR OCTOBER 2008
Nov 12 2008	MISCELLANEOUS :: SATS APPOINTS NEW FINANCE CHIEF
Nov 12 2008	ANNOUNCEMENT OF APPOINTMENT OF CHIEF FINANCIAL OFFICER
Nov 04 2008	NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND
Nov 03 2008	SECOND QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Oct 21 2008	ANNOUNCEMENT OF ACQUISITIONS AND REALISATIONS OF ASSETS
Oct 17 2008	MISCELLANEOUS :: SATS RELEASES 1HFY2008/09 RESULTS ON 3 NOVEMBER 2008

Oct 14 2008	MISCELLANEOUS :: OPERATING DATA FOR SEPTEMBER 2008
Oct 14 2008	ANNOUNCEMENT OF CESSATION AS CHIEF FINANCIAL OFFICER

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	06-Jan-2009 12:51:13
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Investor Presentation - Additional Information Regarding Acquisition of SFI
Description	
Attachments	Investor_Presentation_AcquisitionOfSFI_AdditionalInformation.pdf Total size = **391K** (2048K size limit recommended)

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6 January 2009

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Additional Information Regarding Conditional Acquisition of SFI

All proforma financial effects reflected in this Presentation are prepared for illustration only and do not reflect the future financial performance of the SATS group after the Transactions

The information in this Presentation is a summary of the circular dated 5 January 2009 despatched by SATS in relation to the Transaction (the "Circular"), and is qualified by, and should be read in conjunction with, the full text of the Circular. Shareholders should read the Circular carefully and consider the information and advice contained in the Circular, and are advised to read all the documents relating to the Transactions that are filed with the SGX-ST when they become available. Copies of documents may be obtained, when available, from the SGX-ST website (www.sgx.com).

All capitalised terms used and not defined in this Presentation shall bear the same meanings as those defined in the Circular.

The Directors (including those who have delegated detailed supervision of this Presentation) collectively and individually accept responsibility for the accuracy of the information given in this Presentation and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Presentation are fair and accurate and that there are no material facts the omission of which would make any statement in this Presentation misleading. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, in relation to SFI or its subsidiaries), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Presentation.

All statements other than statements of historical facts included in this Presentation are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect SATS' current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders should not place undue reliance on such forward-looking statements, and SATS does not undertake any obligation to update publicly or revise any forward-looking statements.

Recap

Conditional acquisition of SFI

- Conditional acquisition of Temasek's[1] 69.62% shareholding in SFI at S$0.93 per share in cash
- Subsequent mandatory conditional offer at the same price in cash
- Maximum consideration of S$509 million currently intended to be funded from internal resources
- Offer price will not be increased and the offer is not subject to any minimum acceptance condition

Circular to Shareholders has been despatched on 5 Jan 2009

(1) *Held through Ambrosia Investment Pte. Ltd.*

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Independent Directors[1], advised by IFA, recommend voting in favour

- ✓ IFA, ING Bank, has assessed terms of Acquisition as being on normal commercial terms, and advised the Independent Directors to recommend Independent Shareholders to vote in favour of the Acquisition
- ✓ Independent Directors[1] unanimously recommend that Independent Shareholders vote in favour of the acquisition
- ✓ Strong endorsement from SATS Workers' Union, Directors and Senior management, who have given irrevocable undertakings to vote in favour of the acquisition. Together, they hold 1.82% of the total minority shareholdings in SATS

SATS Board believes that the acquisition of SFI is in the best interests of SATS and shareholders

(1) *With Mr Ng Kee Choe abstaining as he is a member of the Advisory Panel of Temasek Holdings (Private) Limited*

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Why SFI? Strategic platform for sustainable growth and value creation

- To establish SATS as world-class airport and food services group
- Directors considered various acquisition and other strategic options and believe that SFI is a good strategic fit for SATS

Singapore	SFI	UK / Europe
Stable Singapore business with new opportunities	Singapore Food Industries	Growing UK business with opportunities in Europe
Established government contract and relationships underpinning the business	ROE exceeded 20% for each of the past 5 financial years	Proven growth track record[1]
Access to Singapore national food security programme		Leading market position[2] and household brands
Access to industrial catering and logistical capabilities		Access to UK-Europe domain knowledge and expertise
Low capital intensity		Beachhead for expansion into European airline catering

The right acquisition target ...

(1) The compounded annual growth rate of its UK-based food services operations, based on revenue and profit before tax for the period from 2003 to 2007, were approximately 14% and 19% respectively
(2) #1 in fresh soup, #1 in fresh fruit and #2 in fresh chilled juices in the UK

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Strong strategic and commercial rationale with significant synergies

- Acquisition is part of SATS' mid-term growth plan to build sustainable shareholder value
- Transaction benefits will create significant shareholder value

Enhances Growth

Enlarges Footprint

Mitigates Risk

Significant Synergies

Fair and Reasonable Valuation

Financially Attractive

... offering an attractive value proposition

Acquisition creates immediate scale

Enabling wider product offering and broader customer base


Revenue(1)
Proforma (S$m)
+75%
958
1,673
SATS
Proforma SATS

- Creation of a sizeable food services business in Singapore that would have taken years to grow organically
- Addition of industrial catering and logistical capabilities of SFI will enable SATS to compete effectively with large multinational food services companies
- SFI's UK business provides the beachhead for expansion into airline catering in the UK/Europe
- Potential for further expansion into other markets where SATS has domain knowledge (e.g. China and India)

Creates a Singapore-based, major and diversified player in the food industry

(1) *Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007*

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Acquisition expands revenue base

Creating a strong Singapore business with meaningful overseas revenue contribution


Revenue[1]
SATS
Overseas
0.3%
Singapore
99.7%
Total: S$958mm
SFI
Singapore
35%
Overseas
65%
Total: S$715mm
Proforma SATS
Overseas
28%
Singapore
72%
Total: S$1,673mm

Enlarges footprint and Positions for growth

(1) Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007

Acquisition mitigates aviation sector risk

Revenue[1]



SATS
Food Services 43%
Airport Services 54%
Others 3%
Total: S$958mm
SFI
Food Services 100%
Total: S$715mm
Proforma SATS
Non-aviation Food Services 43%
Airport Services 31%
Others 2%
Aviation Food Services 24%
Total: S$1,673mm

A more balanced and robust business

(1) *Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007; SATS revenue breakdown as disclosed in its Capital Markets Day 2008 presentation*

Acquisition adds resilience to non-aviation food business

SFI's share price performance demonstrates the resilience of consumer staples


Relative Share Price Performance Since 2007 (Rebased to 100)
140
130
120
110
100
90
80
70
60
50
Jan-07
May-07
Sep-07
Feb-08
Jun-08
Nov-08
SFI
Asia Pacific Food (2)
SATS
UK Food (1)
STI (3)

SFI:	(4.8%)
UK Food:	(12.0%)
Asia Pacific Food:	(13.5%)
STI:	(39.9%)
SATS:	(45.5%)

Reduces volatility

Source: Bloomberg for the period 4 January 2007 to the Latest Practicable Date of 29 December 2008

(1) FTSE All-Share Food Producers Index, a capitalisation-weighted index designed to measure the share price performance of London Stock Exchange listed companies active in food production

(2) The Bloomberg Asia Pacific Food Index, a capitalisation-weighted index designed to measure the share price performance of a selection of leading food companies in the Asia Pacific region

(3) The Straits Times Index, comprising of the top 30 SGX-ST main board listed companies selected by full market capitalisation

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SATS and SFI: highly complementary businesses

- SATS estimates annual recurring pre-tax cost savings of between S$12.0 million and S$15.5 million
- Meaningful revenue enhancement opportunities identified


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Airline Catering
Singapore Non-Airline Catering
Overseas Non-Airline Catering
Food Distribution
Institutional Catering
UK Food Services

- SATS expects to realise most of the benefits of the acquisition even if less than 100% of SFI is acquired

Significant cost and revenue synergies expected

Management committed to significant cost saving

Management's estimates of pre-tax annual cost savings

Procurement
- ✓ Eliminate "middleman" procurement costs
- ✓ Stronger bargaining power due to combined purchasing volume
- ✓ S$2.0 million - S$2.5 million a year

Production
- ✓ Streamline and centralise production activities
- ✓ Eliminate duplication in food production activities at various on-site facilities
- ✓ S$5.0 million - S$5.5 million a year

Food supply chain logistics
- ✓ Eliminate duplication in food logistics and warehousing operations
- ✓ Single platform able to handle higher volumes
- ✓ S$2.0 million - S$3.0 million a year

Central costs
- ✓ Combine central services and corporate functions
- ✓ Reduction in central overheads
- ✓ S$3.0 million - S$4.5 million a year

Potential pre-tax cost savings of S$12.0 million to S$15.5 million a year

Meaningful revenue synergies

Key areas of expected revenue synergies

Product development	✓ Access to production facilities, technologies and operating platforms – Airline catering: On-airport, premium chilled production – Non-airline catering: Off-airport industrial chilled/frozen/shelf-stable production
Sales	✓ Leverage SFI's distribution sales channels and logistics capabilities to serve major food institutions
Overseas platform	✓ Leverage SFI's UK domain knowledge and management expertise to expand into airline catering in key UK and European airports ✓ Utilise SFI's UK production facilities and products to support airline catering operations ✓ Introduce more authentic Asian food products in the growing ethnic food market in the UK

Good strategic fit creates revenue synergies

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Valuation is fair and reasonable

- Purchase Price is fair and reasonable, for the following reasons:
  - ✓ Negotiated on an arm's length basis
  - ✓ Supported by third-party due diligence
  - ✓ Supported by detailed valuation analysis
  - ✓ Fully reflects prevailing market, economic and industry conditions
  - ✓ Favourable comparison with Reference Companies before premium for control
  - ✓ Favourable comparison with Reference Transactions
  - ✓ Strong returns on investment on a proforma basis

Rigorous valuation process

Modest premium for control

- The Purchase Price represents a modest 4.5% premium to the last transacted SFI price of S$0.89[1]

Purchase Price compared to SFI historical share prices[2]

Implied Premium at Offer Price: 4.5% over last transacted price[1]



S$ 1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
2005
2006
2007
2008
2009
High: S$1.23
S$0.93
Low: S$0.71

Reasonable valuation under current environment

(1) Premium over the last transacted price of S$0.89 for a share in SFI as quoted on the SGX-ST on 1 December 2008, being the last full trading day prior to the announcement of the acquisition
(2) Source: FactSet. For the period 3 January 2005 - 29 December 2008

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Favourable comparison with reference trading multiples

- Purchase Price represents a 7.4x EV(1)/EBITDA(2) multiple, which compares favourably to the trading multiples of the Reference Companies
- An average premium for control of 30% to 35% is typically paid over trading multiples(3)

Reference Companies' EV/EBITDA trading multiples (x)(4,5)



Acquisition Multiple for SFI: 7.4x 2007 EBITDA
18.6
14.3
8.4
8.4
8.2
7.8
7.5
7.2
7.2
6.0
Want Want China Holdings
Tingyi (Cayman Islands) Holding
Rieber & Søn
Petra Foods
Compass Group
Sodexo
Associated British Foods
Bonduelle
Kerry Group
Northern Foods

Price supported by trading comparables

Source: Company annual, interim and quarterly reports, Bloomberg and FactSet as at the Latest Practicable Date of 29 December 2008

(1) *The "EV of SFI" is computed as the sum of (i) the market capitalisation of SFI, and (ii) SFI's minority interests, short and long term debt positions less its cash and cash equivalent positions as at 30 September 2008. The "market capitalisation of SFI", is determined by multiplying 516,734,500 SFI Shares in issue as at the Latest Practicable Date by the Offer Price.*

(2) *For the financial year ended 31 December 2007*

(3) *Based on public take-overs of Singapore listed companies between 2007 to 2008 year to date. Please refer to the letter from the Independent Financial Adviser, ING, to the Independent Directors which is attached as Appendix 1 to the Circular, for a detailed analysis of take-over premium*

(4) *Companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI. Although considered broadly in line with SFI in terms of business activities, both Glanbia plc and Premier Foods plc have been excluded from this set of Reference Companies because of (i) the unavailability of audited financial results which take into account recent sizeable acquisitions by both companies, and (ii) the high levels of financial leverage of both companies*

(5) *The EVs for the Reference Companies are computed as the sum of (i) their respective equity market capitalisation, and (ii) their respective preferred equity, minority interest, short and long term debt positions less their respective cash and cash equivalent positions as at the date of the most recent (un)audited financial results, both as at 29 December 2008. EBITDA figures used are based on most recent audited financial results for each Reference Company as at 29 December 2008*

Favourable comparison with Reference Transactions

- Purchase Price represents a 7.4x EV[(1)]/EBITDA[(2)] multiple, which compares favourably to the average of 12.0x implied by historical EV/EBITDA multiples paid in Reference Transactions

Reference Transaction EV/EBITDA multiples (x)[(3)]


Acquisition Multiple for SFI: 7.4x 2007 EBITDA
18.4
15.9
13.0
9.8
8.0
7.1
KKR & CD&R / U.S. Foodservice (May 2007)
WWIL / Want Want Holdings(4) (May 2007)
Bain Capital / Brakes Group (Jun 2007)
Blackstone & Wellspring / Performance Food (Jan 2008)
Bakkavör / Laurens Patisseries (May 2006)
Altor Equity Partners / Dansk Cater (Dec 2006)

Fair valuation compared to Reference Transactions before synergies

Source: Annual reports, Mergermarket and public announcements

(1) The "EV of SFI" is computed as the sum of (i) the market capitalisation of SFI, and (ii) SFI's minority interests, short and long term debt positions less its cash and cash equivalent positions as at 30 September 2008. The "market capitalisation of SFI", is determined by multiplying 516,734,500 SFI Shares in issue as at the Latest Practicable Date by the Offer Price.

(2) For the financial year ended 31 December 2007

(3) Selection of acquisitions larger than S$350 million from 2006 onwards, involving companies operating in the food production and/or food services sector with business activities broadly in line with those of SFI and whereby control was acquired. The EBITDA figures used are based on the most recent audited financial results for the relevant target company as at the date of the respective transactions

(4) Before the transaction, Want Want International Limited, and parties acting in concert with it, already controlled approximately 73.4%, and thereby had statutory control, of Want Want Holdings Ltd.

Acquisition maximises potential of SATS' surplus cash

- Significant EPS and ROE accretion[(1)]
- Improved capital structure[(1)]
- Financial flexibility to take advantage of further opportunities for growth
- Strong cash generation to underpin future dividends[(1)]
- Returning cash to Shareholders is not consistent with growth strategy and does not maximise long term shareholder value

Delivers sustainable growth and long term shareholder value

(1) *On a proforma basis*

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Significant EPS and ROE accretion[1]

- Acquisition is accretive to SATS' cash earnings[1]
- Price-to-earnings ratio of cash of 45.2x[2] is higher than the price-to-earnings ratio of SATS' shares of 7.6x[3]

Earnings per share[4,5] Accretive



(S$ cents)
+11.3%
18.1
20.1
SATS
Proforma SATS

- Enhancement to SATS' cash earnings
- Upside from exclusion of Swissco Limited losses[6]

Return on Equity[4,5] Accretive



+11.5%
14.4%
16.1%
SATS
Proforma SATS

- SFI's ROE has consistently exceeded 20% for each of the past 5 financial years

Using cash is optimal... using shares would be earnings dilutive

(1) *On a proforma basis*
(2) *Formula for calculating the price-to-earnings ratio of cash: 1 ÷ 2.21% = 45.2x, being the inverse of an illustrative average earnings yield of 2.21% (which is the average of the earnings yield on SATS' short-term non-equity instruments and fixed deposits at interest rates ranging from 0.25 to 4.17%, as disclosed in SATS' Annual Report for FY2008)*
(3) *As at the Latest Practicable Date*
(4) *On a proforma basis. Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007. Proforma SATS case based on the assumption that 100% of the maximum potential issued shares in SFI is acquired*
(5) *Excludes any post-acquisition fair value adjustments to the assets, liabilities and contingent liabilities and amortisation of intangibles identified in the acquisition*
(6) *Swissco Limited reported a loss of S$7.3 million in 2007, without which SFI's EPS for the financial year ended 31 December 2007 would improve from 6.1 cents to 7.5 cents per SFI Share*

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Financial flexibility

- SATS will retain its financial flexibility following the Transactions by virtue of the strong cash generation which the combined business is expected to enjoy, based on proforma results
- This is further illustrated by the table below and on the following page which set out the historical cash generation and dividend payments of each of SATS and SFI over the past three years, respectively

Proforma historical cash generation[(1)] (S$m)



Historical EBITDA
SATS EBITDA
SFI EBITDA
73
315
65
279
74
286
1,093
213
881
2005
2006
2007
Cumulative Total

Strong cash generation expected...

(1) *Based on the audited consolidated financial statements of SATS (for FY2006, FY2007 and FY2008) and of SFI (for the financial years ended 31 December 2005, 2006 and 2007). EBITDA is considered to be a close proxy for operating cash flow. Any discrepancies between the numbers in the above table are due to rounding*

Strong cash generation

- A combination of SATS and SFI will result in a combined business with stronger cash generation ability on a proforma basis
- Both SATS and SFI have historically proven to be able to replenish cash reserves through strong and stable cash generating businesses and operations
- Both SATS and SFI have historically been able to maintain an attractive dividend payout ratio to their respective shareholders

Proforma historical dividend payouts[1] (S$m)



SATS Dividend
SFI Dividend
442
25
84
26
131
26
151
77
365
2005
2006
2007
Cumulative Total

... to support future dividend payouts

(1) Based on the audited consolidated financial statements of SATS (for FY2006, FY2007 and FY2008) and of SFI (for the financial years ended 31 December 2005, 2006 and 2007). Any discrepancies between the numbers in the above table are due to rounding

Low integration risk

- Both companies headquartered in Singapore with international operations
- Culturally compatible
- Strong corporate governance track records
- Both companies organised by strategic business units
- Customer focus and innovation underpin strategies of both companies

Smooth integration expected

Ten good reasons for shareholders to vote in favour of the SFI acquisition

- Focused on delivering long term shareholder value and growth
- Creation of a Singapore-based, major and diversified player in the food industry with immediate scale
- Mitigates exposure to volatile aviation industry
- Resilient consumer food staples business
- Fair and reasonable valuation
- Significant cost savings and revenue synergies expected
- Optimal use of surplus cash
- Financial flexibility to grow and ability to pay dividends expected
- Proforma earnings and ROE accretive
- Low integration risk expected

Vote in favour now and participate in future growth and value creation

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Important dates and times

Last date and time for lodgement of Proxy Form	18 January 2009 at 9.30 a.m.
Date and time of Extraordinary General Meeting	20 January 2009 at 9.30 a.m.
Place of Extraordinary General Meeting	Grand Ballroom Level 2 Grand Hyatt Singapore 10 Scotts Road, Singapore 228211

Please visit http://sats1.listedcompany.com
to view related materials regarding the
Transactions and participate in an online question and answer session

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Q&A

Thank You

(21)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	06-Jan-2009 12:37:52
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release – SATS IDs Recommend Shareholders to Vote In Favour of SFI Acquisition
Description	
Attachments	Press_Release_SFIacquisition_IDs_Recommend_VotingInFavour.pdf Total size = **36K** (2048K size limit recommended)

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Media Release January/09

INDEPENDENT DIRECTORS[1] UNANIMOUSLY RECOMMEND SHAREHOLDERS TO VOTE IN FAVOUR OF SATS' PROPOSED ACQUISITION OF SFI

Singapore, 6 January 2009 – Singapore Airport Terminal Services Limited (SATS) has despatched a Circular to its shareholders on 5 January 2009, setting out information in relation to the proposed acquisition of Singapore Food Industries Limited (SFI) as announced on 2 December 2008.

In the Circular, ING Bank N.V. (ING), the independent financial adviser to SATS' independent directors[1], has provided its opinion that the Acquisition is on normal commercial terms and is not prejudicial to the interests of SATS and its minority shareholders. In addition, it has advised the independent directors to recommend that minority shareholders vote in favour of the acquisition.

Following a detailed review of the terms of the Acquisition and ING's recommendation, the independent directors of SATS have unanimously recommended minority shareholders to vote in favour of the proposed acquisition.

Said Mr Edmund Cheng, Chairman of SATS: "The Board believes that the acquisition of SFI is in the best interest of the Company and its shareholders. We aim to establish SATS as a world-class airport and food services group. This acquisition is an important step towards fulfilling our vision."

To-date, SATS has received strong endorsements from the Singapore Airport Terminal Services Workers' Union, the Directors and the management, who have given an irrevocable undertaking to vote in favour of the acquisition. Together, they hold approximately 1.8 percent of the total minority shareholdings in SATS.

[1] With Ng Kee Choe abstaining as he is a member of the Advisory Panel of Temasek Holdings (Private) Limited.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

Creating a strategic platform for sustainable growth

Mr Clement Woon, President & Chief Executive Officer of SATS, remarked: "We are focused on delivering sustainable growth and long-term shareholder value. Through this acquisition, SATS will become a major, diversified player in the food industry, with the size, scale and technical know-how to compete effectively in Singapore and across the region. We will also have a more balanced and robust business portfolio comprising airport and food services, which will reduce our dependency on the aviation industry."

The acquisition of SFI will:

- **allow SATS to execute its strategy** – SFI, one of the largest integrated food services companies in Singapore, offers a good strategic fit as it has a similar management philosophy and corporate governance framework as SATS. Its earnings base is stable and cash generative, given its regulated government contract and operations in Singapore and strong household brands and market share in the United Kingdom.

- **enhance growth** – The acquisition of SFI will give SATS the size and scale to compete more effectively in Singapore and in the region. Both SATS and SFI have complementary operations and capabilities, allowing the combined entity to provide a wider range of products and services to an enlarged customer base.

- **achieve significant cost savings and revenue enhancement through integration** – SATS estimates an annual recurring pre-tax cost savings of between S$12.0 million and S$15.5 million in the areas of food procurement, production, food supply chain logistics, central services and corporate functions. There will also be significant potential to enhance revenue with the combined customer base, products and skills.

- **create a more balanced and robust business portfolio for SATS** – By entering the resilient consumer staples business, SATS will improve the quality of its earnings base and reduce its dependence on the aviation sector. SATS will have two strong core businesses in airport and food services and will derive significant revenue sources both from Singapore and overseas.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

The Directors believe that the acquisition of SFI is a compelling proposition. Apart from building a stronger food platform to accelerate growth, the acquisition is expected to be accretive to SATS' earnings and return on equity on a proforma basis. Hence, shareholders are strongly urged to vote in favour and participate in the future growth of SATS.

The purchase consideration and transaction process

Subject to the approval of shareholders at an extraordinary general meeting (EGM) to be convened on 20 January 2009, SATS will acquire a 69.62% equity stake in SFI[2] at S$0.93 per share or an aggregate consideration of approximately S$334.5 million from Ambrosia Investment Pte. Ltd. (Ambrosia), a wholly-owned subsidiary of Temasek Holdings (Private) Limited.

Subsequent to the acquisition from Ambrosia, SATS will make a mandatory conditional cash offer for all the remaining ordinary shares of SFI (other than those already owned, controlled or agreed to be acquired by SATS) at the same price of S$0.93 per share. The maximum aggregate cash consideration payable under the mandatory offer amounts to approximately S$174.9 million.

The aggregate consideration for the acquisition and the mandatory offer amounts to approximately S$509.5 million. SATS will not revise the offer price and the offer will not be subject to any minimum acceptance condition.

Both Singapore Airlines Limited, which holds an approximate 80.61% stake in SATS, and ST Asset Management Ltd, which holds an approximate 0.004% stake in SATS, shall abstain from voting at the EGM, as they are deemed as interested persons to the Transactions.

Merrill Lynch (Singapore) Pte. Ltd. is the exclusive financial advisor to SATS in relation to the Transactions.

-- End --

[2] For the purpose of computation, the number of ordinary shares in the capital of SFI is 516,734,500, as provided by Ambrosia to SATS.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

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About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)

Email: sandy_leng@singaporeair.com.sg

Terence Foo (Mr) / Ang Shih-Huei (Ms)
Gavin Anderson & Company
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9878 8787 / (65) 9189 1039 (after office hours)
Email: tfoo@gavinanderson.com.sg / sang@gavinanderson.com.sg

This press release should be read in conjunction with the full text of the Circular dated 5 January 2009 issued by SATS to its shareholders in relation to the Transactions. Shareholders are advised to read all the documents relating to the Transactions that are filed with the SGX-ST when they become available. Copies of documents may be obtained, when available, from the SGX-ST website (www.sgx.com).

Capitalised terms not defined in this Press Release shall bear the same meanings as those defined in the Circular.

The directors of SATS (including any who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and

all opinions expressed in this Press Release are fair and accurate, and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, in relation to SFI or its subsidiaries) or obtained from Ambrosia, the sole responsibility of the directors of SATS has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Press Release.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

HEP
Harry Elias Partnership
Advocates & Solicitors

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Doris Chia

- Consultant, Civil and Commercial Litiga

Phone: + 65 6361 9869
Fax: + 65 6538 0877
Email: doris@harryelias.com.sg

Doris is presently a Consultant of the Firm. Her main areas of practice are involving commercial, contractual and shareholders' disputes, property trans negligence and intellectual property disputes.

Doris' other area of specialty is in defamation law, having been involved in r in Singapore. Doris advises various reputable media agencies such as The B The New Paper and The Edge. She co-authored the book, "Evans On Defan which was published in 2008.

Doris was called to the Singapore Bar in 1992.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	05-Jan-2009 22:57:16
Announcement No.	00148

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Circular to SATS Shareholders Regarding Acquisition of SFI
Description	
Attachments	Circular_to_Shareholders_AcquisitionOfSFI.pdf Total size = **1481K** (2048K size limit recommended)

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CIRCULAR DATED 5 JANUARY 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax advisor or other professional adviser immediately.

If you have sold all your shares in the capital of Singapore Airport Terminal Services Limited, you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for onward transmission to the purchaser or transferee.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the accuracy of any of the statements made or opinions expressed in this Circular.



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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

(1) the proposed acquisition of 359,731,154 ordinary shares in the capital of Singapore Food Industries Limited ("SFI") representing approximately 69.62 per cent. of all the shares in the capital of SFI (the "Acquisition");

(2) the proposed mandatory conditional cash offer for all the issued ordinary shares in the capital of SFI, other than those already owned, controlled or agreed to be acquired by Singapore Airport Terminal Services Limited; and

(3) the proposal to all holders of options under the SFI Share Option Plan.

Independent Financial Adviser
in relation to the Acquisition

ING

ING Bank N.V.

(Incorporated in the Netherlands)

IMPORTANT DATES AND TIMES:

Event	Date and Time / Venue
Last date and time for lodgement of Proxy Form:	18 January 2009 at 9.30 a.m.
Date and time of Extraordinary General Meeting:	20 January 2009 at 9.30 a.m.
Place of Extraordinary General Meeting:	Grand Ballroom Level 2 Grand Hyatt Singapore 10 Scotts Road Singapore 228211

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED | CIRCULAR DATED 5 JANUARY 2009

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5 January 2009

Dear Shareholders of Singapore Airport Terminal Services Limited

PROPOSED ACQUISITION OF SINGAPORE FOOD INDUSTRIES LIMITED

We are writing to give you further information on the acquisition of Singapore Food Industries Limited ("SFI") by the Company. The Directors have deliberated, evaluated and approved the acquisition of SFI. All the Directors believe that the acquisition is in the best interests of the Company and its shareholders. It will be a key strategic step to forward the Company's strategy for growth and create long term shareholder value.

The vision of the Directors is for the Company to be a world-class airport and food services group, with a strong Singapore home base and global operations. The acquisition of SFI will go towards achieving this vision. The combined group will have the size, scale and technical know-how to compete effectively in Singapore and across the region.

During the evaluation process, the Directors have carefully considered various acquisition options. The Directors believe that SFI offers a good strategic fit and a lower risk approach for the Company to execute its strategy. Both companies share similar management philosophies and corporate governance due to their institutional history. Furthermore, SFI's earnings base is stable and cash generative, consisting predominantly of a regulated government contract and operations in Singapore, and a consumer food staples business in the UK with strong household brands and market share.

SFI is generally recognised in Singapore as one of the leading players in industrial catering and food supply chain logistics. The Directors believe that SFI's capabilities will complement the Company in these areas and enable it to develop an industrial, logistical catering model to enhance its existing premium catering model. From a defensive and an opportunistic perspective, the acquisition of SFI will strengthen the competitiveness of the Company to serve wider customer segments using different catering models.

The acquisition will also improve the quality of the Company's earnings base by reducing its dependence on the volatile aviation sector. Post-acquisition, the Company will have a more balanced and robust business portfolio, comprising both airport and food services, with significant revenue sources from Singapore and overseas.

The Directors would like to assure Shareholders that the purchase price of S$0.93 for each share in SFI, was arrived at after vigorous negotiations with the Seller over a period of several months, taking into consideration the prevailing economic environment and the future prospects of the combined group. It is envisaged that the integration of both companies will yield significant cost savings and revenue enhancement across various business units.

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

The acquisition will be financed using the Company's surplus cash reserves, consistent with its policy to invest for growth to create sustainable shareholder value over the long term. The acquisition is accretive to earnings and return on equity on a proforma basis. Furthermore, based on historical financial figures, the combined group is expected to have a stronger ability to generate cash, finance further opportunities for growth and support future dividend payments.

The terms of the acquisition of SFI, including the purchase price, have been assessed by the Independent Financial Adviser ("IFA"), ING Bank N.V., as being on normal commercial terms, and the IFA has advised the Independent Directors to recommend that the Independent Shareholders vote in favour of the acquisition. A copy of the letter from the IFA to the Independent Directors is attached as **Appendix 1** to this Circular.

The Independent Directors[(1)] unanimously recommend that Independent Shareholders vote in favour of the acquisition of SFI.

We are pleased to note that the Singapore Airport Terminal Services Workers' Union, the Directors and the senior management of the Company, who are shareholders, have given irrevocable undertakings to vote in favour of the acquisition.

In the accompanying explanatory pages of this Circular, you will find further information regarding the acquisition. **We urge you to read this Circular carefully and in its entirety**, and follow the simple steps that you need to take to approve the acquisition of SFI.

We look forward to you voting in favour of the acquisition and participating in the future growth of the Company.

Yours faithfully

for and on behalf of
The Board of Directors of
Singapore Airport Terminal Services Limited

Edmund Cheng Wai Wing
Chairman

(1) With Mr Ng Kee Choe abstaining as he is a member of the Advisory Panel of Temasek Holdings (Private) Limited.

SFI: An exciting opportunity to enhance SATS' shareholder value

Conditional acquisition of SFI

- Strategic transaction to accelerate growth and build a stronger and lower risk food services business
- Conditional acquisition of Temasek's[(1)] 69.62% shareholding in SFI at S$0.93 per share in cash
- Subsequent mandatory conditional offer at the same price in cash
- Maximum consideration of S$509 million currently intended to be funded from internal resources
- Offer price will not be increased and the offer is not subject to any minimum acceptance condition

✓ SATS Independent Directors[(2)], advised by the Independent Financial Adviser, ING, recommend voting in favour

(1) Held through Ambrosia Investment Pte. Ltd.
(2) With Mr Ng Kee Choe abstaining for the reason mentioned in Section 12.1.1 of this Circular

Why SFI? Strategic platform for sustainable growth

- **SATS is committed to growing its 2 core businesses of airport and food services**
- **The Directors have carefully considered various acquisition and other strategic options and believe that SFI is a good strategic fit for SATS**

Singapore Food Industries

ROE exceeded 20% for each of the past 5 financial years

Stable Singapore business with new opportunities	Growing UK business with opportunities in Europe
Established government contract and relationships underpinning the business	Proven growth track record[(1)]
Access to Singapore national food security programme	Leading market position[(2)] and household brands
Access to industrial catering and logistical capabilities	Access to UK-Europe domain knowledge and expertise
Low capital intensity	Beachhead for expansion into European airline catering

(1) The compounded annual growth rate of its UK-based food services operations, based on revenue and profit before tax for the period from 2003 to 2007, were approximately 14% and 19% respectively
(2) #1 in fresh soup, #1 in fresh fruit and #2 in fresh chilled juices in the UK

Strong strategic and commercial rationale with significant synergies

*For a detailed analysis, see **Section 8** of this Circular*

- **The proposed acquisition is part of SATS' mid-term growth plan to build sustainable shareholder value**
- **Transaction benefits will create significant shareholder value**

Enhances Growth

Enlarges Footprint

Mitigates Risk

Significant Synergies

Fair and Reasonable Valuation

Financially Attractive

Acquisition creates immediate scale

Enabling SATS to have a wider product offering and broader customer base


Revenue(1)
Proforma (S$m)
+75%
958
1,673
SATS
Proforma SATS

- Creation of a sizeable food services business in Singapore that would have taken years to grow organically

- Addition of industrial catering and logistical capabilities of SFI will enable SATS to compete effectively with large multinational food services companies

- SFI's UK business provides the beachhead for expansion into airline catering in the UK/Europe

- Potential for further expansion into other markets where SATS has domain knowledge (e.g. China and India)

(1) Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007

Acquisition expands revenue base

Creating a strong Singapore business with meaningful overseas revenue contribution


Revenue(1)
SATS
Overseas 0.3%
Singapore 99.7%
Total: S$958m
+
SFI
Singapore 35%
Overseas 65%
Total: S$715m
Proforma SATS
Overseas 28%
Singapore 72%
Total: S$1,673m

(1) Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007

Acquisition mitigates aviation sector risk

Revenue[(1)]


SATS
Food Services 43%
Airport Services 54%
Others 3%
Total: S$958m
+
SFI
Food Services 100%
Total: S$715m
Proforma SATS
Non-aviation Food Services 43%
Airport Services 31%
Others 2%
Aviation Food Services 24%
Total: S$1,673m

(1) Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007; SATS revenue breakdown as disclosed in its Capital Markets Day 2008 presentation

Acquisition adds resilience to non-aviation food business

SFI's share price performance demonstrates the resilience of consumer staples


Relative Share Price Performance Since 2007 (Rebased to 100)
140
130
120
110
100
90
80
70
60
50
Jan-07
May-07
Sep-07
Feb-08
Jun-08
Nov-08
SFI: (4.8%)
UK Food: (12.0%)
Asia Pacific Food: (13.5%)
STI: (39.9%)
SATS: (45.5%)
SFI
UK Food(1)
Asia Pacific Food(2)
STI(3)
SATS

Source: Bloomberg for the period 4 January 2007 to the Latest Practicable Date of 29 December 2008

(1) FTSE All-Share Food Producers Index, a capitalisation-weighted index designed to measure the share price performance of London Stock Exchange listed companies active in food production

(2) The Bloomberg Asia Pacific Food Index, a capitalisation-weighted index designed to measure the share price performance of a selection of leading food companies in the Asia Pacific region

(3) The Straits Times Index, comprising of the top 30 SGX-ST main board listed companies selected by full market capitalisation

SATS and SFI: highly complementary businesses

For a detailed analysis of expected synergies, and the assumptions on which such expected synergies are based, see ***Section 8.3*** *of this Circular*

- **SATS estimates annual recurring pre-tax cost savings of between S$12.0 million and S$15.5 million**
- **Meaningful revenue enhancement opportunities identified**


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Airline Catering
Singapore Non-Airline Catering
Overseas Non-Airline Catering
+
Food Distribution
Institutional Catering
UK Food Services

- **SATS expects to realise most of the benefits of the acquisition even if less than 100% of SFI is acquired**

Management committed to significant cost saving

For a detailed analysis of expected synergies, and the assumptions on which such expected synergies are based, see ***Section 8.3*** *of this Circular*

Management's estimates of pre-tax annual cost savings

Procurement	✓ Eliminate "middleman" procurement costs ✓ Stronger bargaining power due to combined purchasing volume ✓ S$2.0 million - S$2.5 million a year
Production	✓ Streamline and centralise production activities ✓ Eliminate duplication in food production activities at various on-site facilities ✓ S$5.0 million - S$5.5 million a year
Food supply chain logistics	✓ Eliminate duplication in food logistics and warehousing operations ✓ Single platform able to handle higher volumes ✓ S$2.0 million - S$3.0 million a year
Central costs	✓ Combine central services and corporate functions ✓ Reduction in central overheads ✓ S$3.0 million - S$4.5 million a year

Meaningful revenue synergies

For a detailed analysis of expected synergies, and the assumptions on which such expected synergies are based, see ***Section 8.3*** *of this Circular*

Key areas of expected revenue synergies

Product development

✓ Access to production facilities, technologies and operating platforms
- Airline catering: On-airport, premium chilled production
- Non-airline catering: Off-airport industrial chilled/frozen/shelf-stable production

Sales

✓ Leverage SFI's distribution sales channels and logistics capabilities to serve major food institutions

Overseas platform

✓ Leverage SFI's UK domain knowledge and management expertise to expand into airline catering in key UK and European airports

✓ Utilise SFI's UK production facilities and products to support airline catering operations

✓ Introduce more authentic Asian food products in the growing ethnic food market in the UK

Valuation is fair and reasonable

For a detailed analysis of valuation, see ***Section 8.4*** *of this Circular*

- SATS believes that the Purchase Price is fair and reasonable, for the following reasons:

  ✓ Negotiated on an arm's length basis

  ✓ Supported by third-party due diligence

  ✓ Supported by detailed valuation analysis

  ✓ Fully reflects prevailing market, economic and industry conditions

  ✓ Favourable comparison with Reference Companies before premium for control

  ✓ Favourable comparison with Reference Transactions

  ✓ Strong returns on investment on a proforma basis

Modest premium for control

For a detailed analysis of valuation, see ***Section 8.4*** *of this Circular*

The Purchase Price represents a modest 4.5% premium to the last transacted SFI price of S$0.89[1]

Purchase Price compared to SFI historical share prices[2]


Implied Premium at Offer Price: 4.5% over last transacted price(1)
S$1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
2005
2006
2007
2008
2009
High: S$1.23
S$0.93
Low: S$0.71

(1) Premium over the last transacted price of S$0.89 for a share in SFI as quoted on the SGX-ST on 1 December 2008, being the last full trading day prior to the announcement of the acquisition

(2) Source: FactSet. For the period 3 January 2005 - 29 December 2008

Favourable comparison with reference trading multiples

For a detailed analysis of valuation, see ***Section 8.4*** *of this Circular*

- **Purchase Price represents a 7.4x EV[(1)]/EBITDA[(2)] multiple, which compares favourably to the trading multiples of the Reference Companies**
- **An average premium for control of 30% to 35% is typically paid over trading multiples[(3)]**

Reference Companies' EV/EBITDA trading multiples (x)[(4,5)]


Acquisition Multiple for SFI: 7.4x 2007 EBITDA
18.6
14.3
8.4
8.4
8.2
7.8
7.5
7.2
7.2
6.0
Want Want China Holdings
Tingyi (Cayman Islands) Holding
Rieber & Søn
Petra Foods
Compass Group
Sodexo
Associated British Foods
Bonduelle
Kerry Group
Northern Foods

Source: Company annual, interim and quarterly reports, Bloomberg and FactSet as at the Latest Practicable Date of 29 December 2008

(1) The "EV of SFI" is computed as the sum of (i) the market capitalisation of SFI, and (ii) SFI's minority interests, short and long term debt positions less its cash and cash equivalent positions as at 30 September 2008. The "market capitalisation of SFI", is determined by multiplying 516,734,500 SFI Shares in issue as at the Latest Practicable Date by the Offer Price.

(2) For the financial year ended 31 December 2007

(3) Based on public take-overs of Singapore listed companies between 2007 to 2008 year to date. Please refer to the letter from the Independent Financial Adviser, ING, to the Independent Directors which is attached as Appendix 1 to this Circular, for a detailed analysis of take-over premium

(4) Companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI. Although considered broadly in line with SFI in terms of business activities, both Glanbia plc and Premier Foods plc have been excluded from this set of Reference Companies because of (i) the unavailability of audited financial results which take into account recent sizeable acquisitions by both companies, and (ii) the high levels of financial leverage of both companies

(5) The EVs for the Reference Companies are computed as the sum of (i) their respective equity market capitalisation, and (ii) their respective preferred equity, minority interest, short and long term debt positions less their respective cash and cash equivalent positions as at the date of the most recent (un)audited financial results, both as at 29 December 2008. EBITDA figures used are based on most recent audited financial results for each Reference Company as at 29 December 2008

Favourable comparison with Reference Transactions

For a detailed analysis of valuation, see ***Section 8.4*** *of this Circular*

- **Purchase Price represents a 7.4x EV[1]/EBITDA[2] multiple, which compares favourably to the average of 12.0x implied by historical EV/EBITDA multiples paid in Reference Transactions**

Reference Transaction EV/EBITDA multiples (x)[3]


Acquisition Multiple for SFI: 7.4x 2007 EBITDA
18.4
15.9
13.0
9.8
8.0
7.1
KKR & CD&R / U.S. Foodservice (May 2007)
WWIL / Want Want Holdings[4] (May 2007)
Bain Capital / Brakes Group (Jun 2007)
Blackstone & Wellspring / Performance Food (Jan 2008)
Bakkavör / Laurens Patisseries (May 2006)
Altor Equity Partners / Dansk Cater (Dec 2006)

Source: Annual reports, Mergermarket and public announcements

(1) *The "EV of SFI" is computed as the sum of (i) the market capitalisation of SFI, and (ii) SFI's minority interests, short and long term debt positions less its cash and cash equivalent positions as at 30 September 2008. The "market capitalisation of SFI", is determined by multiplying 516,734,500 SFI Shares in issue as at the Latest Practicable Date by the Offer Price.*

(2) *For the financial year ended 31 December 2007*

(3) *Selection of acquisitions larger than S$350 million from 2006 onwards, involving companies operating in the food production and/or food services sector with business activities broadly in line with those of SFI and whereby control was acquired. The EBITDA figures used are based on the most recent audited financial results for the relevant target company as at the date of the respective transactions*

(4) *Before the transaction, Want Want International Limited, and parties acting in concert with it, already controlled approximately 73.4%, and thereby had statutory control, of Want Want Holdings Ltd.*

Acquisition maximises potential of SATS' surplus cash

*For a detailed analysis of cash as consideration, see **Section 8.5.3** of this Circular*

- Significant EPS and ROE accretion[1]
- Improved capital structure[1]
- Financial flexibility to take advantage of further opportunities for growth
- Strong cash generation to underpin future dividends[1]
- Returning cash to Shareholders is not consistent with growth strategy and does not maximise long term shareholder value

(1) On a proforma basis

Significant EPS and ROE accretion[1]

- Acquisition is accretive to SATS' cash earnings[1]
- Price-to-earnings ratio of cash of 45.2x[2] is higher than the price-to-earnings ratio of SATS' shares of 7.6x[3]

Earnings per share[4,5] Accretive


(S$ cents)
+11.3%
18.1
20.1
SATS
Proforma SATS

✓ Enhancement to SATS' cash earnings

✓ Upside from exclusion of Swissco Limited losses

Return on Equity[4,5] Accretive


+11.5%
14.4%
16.1%
SATS
Proforma SATS

✓ SFI's ROE has consistently exceeded 20% for each of the past 5 financial years

(1) On a proforma basis

(2) Formula for calculating the price-to-earnings ratio of cash: 1 ÷ 2.21% = 45.2x, being the inverse of an illustrative average earnings yield of 2.21% (which is the average of the earnings yield on SATS' short-term non-equity instruments and fixed deposits at interest rates ranging from 0.25 to 4.17%, as disclosed in SATS' Annual Report for FY2008)

(3) As at the Latest Practicable Date

(4) On a proforma basis. Based on the audited consolidated financial statements of SATS for FY2008 and the audited consolidated financial statements of SFI for the financial year ended 31 December 2007. Proforma SATS case based on the assumption that 100% of the maximum potential issued shares in SFI is acquired

(5) Excludes any post-acquisition fair value adjustments to the assets, liabilities and contingent liabilities and amortisation of intangibles identified in the acquisition

Financial flexibility

- SATS will retain its financial flexibility following the Transactions by virtue of the strong cash generation which the combined business is expected to enjoy, based on proforma results

- This is further illustrated by the table below and on the following page which set out the historical cash generation and dividend payments of each of SATS and SFI over the past three years, respectively

Proforma historical cash generation[1] (S$m)


Historical EBITDA
SATS EBITDA
SFI EBITDA
1,093
73
315
65
279
74
286
213
881
2005
2006
2007
Cumulative Total

(1) Based on the audited consolidated financial statements of SATS (for FY2006, FY2007 and FY2008) and of SFI (for the financial years ended 31 December 2005, 2006 and 2007). EBITDA is considered to be a close proxy for operating cash flow. Any discrepancies between the numbers in the above table are due to rounding

Strong cash generation

- A combination of SATS and SFI will result in a combined business with stronger cash generation ability on a proforma basis
- Both SATS and SFI have historically proven to be able to replenish cash reserves through strong and stable cash generating businesses and operations
- Both SATS and SFI have historically been able to maintain an attractive dividend payout ratio to their respective shareholders

Proforma historical dividend payouts(1) (S$m)


SATS Dividend
SFI Dividend
442
25
84
26
131
26
151
77
365
2005
2006
2007
Cumulative Total

(1) Based on the audited consolidated financial statements of SATS (for FY2006, FY2007 and FY2008) and of SFI (for the financial years ended 31 December 2005, 2006 and 2007). Any discrepancies between the numbers in the above table are due to rounding

Low integration risk

- Both companies headquartered in Singapore with international operations
- Culturally compatible
- Strong corporate governance track records
- Both companies organised by strategic business units
- Customer focus and innovation underpin strategies of both companies

Ten good reasons to vote in favour of the SFI acquisition

- Focused on delivering long term shareholder value and growth
- Creation of a Singapore-based, major and diversified player in the food industry with immediate scale
- Mitigates exposure to volatile aviation industry
- Resilient consumer food staples business
- Fair and reasonable valuation
- Significant cost savings and revenue synergies expected
- Optimal use of surplus cash
- Financial flexibility to grow and ability to pay dividends expected
- Proforma earnings and ROE accretive
- Low integration risk expected

(1) With Mr Ng Kee Choe abstaining for the reason mentioned in Section 12.1.1 of this Circular

3 simple steps to vote in favour of the SFI acquisition

- **Locate the enclosed Proxy Form at the back of this Circular**
- **Fill in your details and sign the Proxy Form**
- **Return the Proxy Form in the enclosed envelope**
  (please affix postage stamp)

Call our Help Line on (65) 6330 7034 if you have any questions about the SFI acquisition, difficulties in completing the Proxy Form or if you need any additional Proxy Forms

Important dates and times

Last date and time for lodgement of Proxy Form	18 January 2009 at 9.30 a.m.
Date and time of Extraordinary General Meeting	20 January 2009 at 9.30 a.m.
Place of Extraordinary General Meeting	Grand Ballroom Level 2 Grand Hyatt Singapore 10 Scotts Road Singapore 228211

Please visit http://sats1.listedcompany.com to view related materials regarding the Transactions and participate in an online question and answer session

IMPORTANT NOTICE

The information in this section is a summary of this Circular, and is qualified by, and should be read in conjunction with, the full information contained in the rest of this Circular. Shareholders should read the rest of this Circular carefully and consider the information and advice contained in this Circular.

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Acquisition"	:	The proposed acquisition by the Company of the Sale Shares from the Seller pursuant to the Sale and Purchase Agreement.
"Acquisition Announcement Date"	:	2 December 2008, being the date of announcement of the Acquisition and the signing of the Sale and Purchase Agreement.
"Aggregate Acquisition Consideration"	:	The consideration payable for all the Sale Shares as more particularly defined in **Section 2.2.1** of this Circular.
"Aggregate Consideration"	:	The consideration payable for all the Sale Shares and the Offer Shares as more particularly defined in **Section 5.1.1** of this Circular.
"Aggregate Offer Consideration"	:	The consideration payable for all the Offer Shares as more particularly defined in **Section 3.5.2** of this Circular.
"Audit Committee"	:	The Audit and Risk Management Committee of the Company, comprising Messrs Keith Tay Ah Kee, David Zalmon Baffsky, Khaw Kheng Joo and Yeo Chee Tong.
"Business Day"	:	A day (other than a Saturday, Sunday or gazetted public holiday) on which commercial banks are open for business in Singapore.
"CCS"	:	Competition Commission of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"China"	:	The People's Republic of China.
"Code"	:	The Singapore Code on Take-overs and Mergers.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SATS"**	:	Singapore Airport Terminal Services Limited.
"Company's Workers' Union"	:	Singapore Airport Terminal Services Workers' Union.
"Completion"	:	Completion of the Acquisition.
"Condition Precedent"	:	Shall have the meaning given to it in **Section 2.3** of this Circular.
"Country Foods"	:	Country Foods Pte. Ltd.
"Directors"	:	The directors of the Company for the time being.
"EBITDA"	:	Earnings before interest, tax, depreciation and amortisation.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 63 and 64 of this Circular.

"EPS"	:	Earnings per share.
"EV"	:	Enterprise value.
"Favourable Decision"	:	Shall have the meaning given to it in **Section 3.4.2** of this Circular.
"FY"	:	Financial year ended or ending 31 March unless otherwise stated. Where "**FY**" is stated immediately before reference to a calendar year, it shall mean the financial year ended or ending 31 March of that calendar year.
"Group"	:	The Company and its subsidiaries.
"IFA Letter"	:	The letter dated 5 January 2009 issued by ING to the Independent Directors.
"Independent Directors"	:	The independent Directors comprising Messrs Edmund Cheng Wai Wing, David Zalmon Baffsky, Khaw Kheng Joo, Rajiv Behari Lall, Ng Kee Choe, Ow Chin Hock, Keith Tay Ah Kee and Yeo Chee Tong.
"Independent Shareholders"	:	Shareholders other than Temasek and its associates (including SIA and its associates).
"ING"	:	ING Bank N.V.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 29 December 2008.
"Listing Manual"	:	The listing manual of the SGX-ST.
"Merger Control Event"	:	Shall have the meaning given to it in **Section 3.4.1** of this Circular.
"Merrill Lynch"	:	Merrill Lynch (Singapore) Pte. Ltd.
"NOPAT"	:	Net operating profit after tax.
"NTA"	:	Net tangible assets.
"Offer"	:	The mandatory conditional cash offer to be made by Merrill Lynch, for and on behalf of the Company, to acquire the Offer Shares on and subject to the terms and conditions set out in the Offer Document, as such Offer may be amended or extended from time to time by or on behalf of the Company.
"Offer Announcement"	:	Shall have the meaning given to it in **Section 3.1** of this Circular.
"Offer Document"	:	The formal document in relation to the Offer to be issued by Merrill Lynch, for and on behalf of the Company, and any other document(s) which may be issued by or on behalf of the Company to amend, supplement or update the document(s) from time to time.

"Offer Price"	:	The price for each Offer Share as more particularly defined in **Section 3.2.2** of this Circular.
"Offer Shares"	:	SFI Shares, other than those already owned, controlled or agreed to be acquired by the Company as at the date of the Offer.
"Optionholders"	:	Holders of the Options.
"Option Price"	:	The price for each Option as more particularly defined in **Section 4.1** of this Circular.
"Options"	:	Options to subscribe for SFI Shares granted under the Plan.
"Options Proposal"	:	Shall have the meaning given to it in **Section 4.1** of this Circular.
"Phase 2 Review"	:	Shall have the meaning given to it in **Section 3.3** of this Circular.
"Plan"	:	The SFI Share Option Plan.
"Pre-Conditional Offer Announcement"	:	Shall have the meaning given to it in **Section 1.2** of this Circular.
"Purchase Price"	:	The price for each Sale Share as more particularly defined in **Section 2.2.1** of this Circular.
"Reference Companies"	:	Shall have the meaning given to it in **Section 8.4.4** of this Circular.
"Reference Transactions"	:	Shall have the meaning given to it in **Section 8.4.5** of this Circular.
"Relevant Shareholders"	:	Shall have the meaning given to it in **Section 12.5** of this Circular.
"ROE"	:	Return on equity.
"ROIC"	:	Return on invested capital.
"Sale and Purchase Agreement"	:	The conditional sale and purchase agreement dated 2 December 2008 made between the Company and the Seller in relation to the Acquisition.
"Sale Shares"	:	The 359,731,154 SFI Shares to be sold by the Seller to the Company pursuant to the Sale and Purchase Agreement.
"SATS Catering"	:	SATS Catering Pte Ltd.
"Seller"	:	Ambrosia Investment Pte. Ltd. (formerly known as Blue Dot Capital Management Pte. Ltd.).
"SFI"	:	Singapore Food Industries Limited.
"SFI Group"	:	SFI and its subsidiaries.

DEFINITIONS

"SFI Shareholders"	:	Registered holders of SFI Shares, except that where the registered holder is CDP, the term **"SFI Shareholders"** shall, where the context admits, mean the Depositors who have SFI Shares entered against their names in the Depository Register.
"SFI Shares"	:	Ordinary shares in the capital of SFI.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Awards"	:	Awards for SFI Shares granted under the SFI Performance Share Plan and the SFI Restricted Stock Plan.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term **"Shareholders"** shall, where the context admits, mean the Depositors who have Shares entered against their names in the Depository Register.
"Shares"	:	Issued ordinary shares in the capital of the Company.
"SIA"	:	Singapore Airlines Limited.
"SIC"	:	The Securities Industry Council of Singapore.
"STAM"	:	ST Asset Management Ltd.
"Temasek"	:	Temasek Holdings (Private) Limited.
"Transactions"	:	The Acquisition, the Offer and the Options Proposal.
"UK"	:	United Kingdom.
"Voting Undertakings"	:	Shall have the meaning given to it in **Section 12.5** of this Circular.
"WACC"	:	Weighted average cost of capital.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

Acting in Concert. The expression **"acting in concert"** shall have the meaning ascribed to it in the Code.

Depositor, etc. The terms **"Depositor"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Holding Company; Subsidiary. The terms **"holding company"** and **"subsidiary"** shall have the meanings ascribed to them respectively in Section 5 of the Companies Act.

Associate; Controlling Shareholder. The terms **"associate"** and **"controlling shareholder"** shall have the meanings ascribed to them respectively in the Listing Manual.

DEFINITIONS

Genders. Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Headings. The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Statutes. Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Time and Date. Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Rounding. Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof and/or the respective percentages are due to rounding.

Forward-Looking Statements. All statements other than statements of historical facts included in this Circular are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect the Company's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements.

Proforma Financial Effects. The proforma financial effects of the Acquisition and/or the Transactions in this Circular are prepared purely for illustration and do not reflect the future financial performance and condition of the Company and/or the Group after the Acquisition and/or the Transactions.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

Board of Directors:	**Registered Office:**
Edmund Cheng Wai Wing (*Chairman*) David Zalmon Baffsky (*Independent Director*) Khaw Kheng Joo (*Independent Director*) Rajiv Behari Lall (*Independent Director*) Mak Swee Wah (*Non-Independent Director*) Ng Kee Choe (*Independent Director*) Ow Chin Hock (*Independent Director*) Keith Tay Ah Kee (*Independent Director*) Yeo Chee Tong (*Independent Director*)	SATS Inflight Catering Centre 1 20 Airport Boulevard Singapore 819659

5 January 2009

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 Acquisition. On the Acquisition Announcement Date, the Company announced that the Company had entered into the Sale and Purchase Agreement relating to the sale by the Seller and purchase by the Company of the Sale Shares, representing approximately 69.62 per cent. of all the SFI Shares[1] as at the Latest Practicable Date. Completion is subject to the Condition Precedent being satisfied.

A copy of the Company's announcement is available on the website of the SGX-ST at www.sgx.com.

1.2 Pre-Conditional Offer. On the Acquisition Announcement Date, Merrill Lynch, for and on behalf of the Company, also announced a pre-conditional Offer for the Offer Shares (the "**Pre-Conditional Offer Announcement**"). Subject to the satisfaction of the Condition Precedent and on Completion, the Company will make the Offer, in accordance with Rule 14 of the Code and Section 139 of the Securities and Futures Act, Chapter 289 of Singapore.

A copy of the Pre-Conditional Offer Announcement is also available on the website of the SGX-ST at www.sgx.com.

1.3 EGM. The Directors are convening the EGM to seek Shareholders' approval for the Transactions.

1.4 Circular. The purpose of this Circular is to provide Shareholders with information relating to the Transactions.

[1] In this Circular, for the purpose of computation, the number of SFI Shares is 516,734,500, as provided by the Seller to the Company.

2. THE ACQUISITION

2.1 **Purchase of the Sale Shares.** The Sale Shares shall be purchased:

2.1.1 fully paid;

2.1.2 free from all mortgages, liens, charges, rights of pre-emption, third party rights, security interests or other encumbrances whatsoever; and

2.1.3 together with all rights, benefits, entitlements and advantages attaching thereto as at Completion and thereafter attaching thereto, including all voting rights and the right to receive and retain all dividends, rights and other distributions:

(i) which may be announced or declared by SFI; or

(ii) the entitlement to which is determined by SFI,

each, on or after Completion.

In the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls on or after Completion, the Company shall be entitled to such dividends, rights or other distributions. In the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls before Completion, the Seller shall be entitled to such dividends, rights or other distributions.

2.2 **Acquisition Consideration.**

2.2.1 The Sale Shares will be acquired at a consideration of S$0.93 for each Sale Share (the "**Purchase Price**"), amounting to an aggregate consideration of S$334,549,973.22 for all the Sale Shares (the "**Aggregate Acquisition Consideration**").

2.2.2 The Purchase Price was arrived at after negotiations on a willing-buyer, willing-seller basis, and is to be satisfied wholly in cash. In arriving at the Purchase Price, the Company has taken into account, *inter alia*, current market conditions, the prospects of SFI and the strategic merits of the acquisition of SFI as set out in more detail in **Section 8** of this Circular.

2.2.3 Payment of the Aggregate Acquisition Consideration is to be made by the Company to the Seller on Completion by delivering to the Seller a cashier's order for the amount of the Aggregate Acquisition Consideration drawn on DBS Bank Ltd and made out in favour of the Seller.

2.3 **Condition Precedent.** Completion will occur upon the Transactions being approved by Shareholders at a general meeting to be convened for that purpose by the Company (the "**Condition Precedent**").

Upon satisfaction of the Condition Precedent, Completion is expected to occur on the same date as the date of the EGM (or such later date as the Seller and the Company may agree in writing).

2.4 **Long Stop Date.** The current long stop date for the satisfaction of the Condition Precedent as set out in the Sale and Purchase Agreement is 3 March 2009 (or such other date as the Seller and the Company may agree in writing).

3. THE OFFER

3.1 **Offer.** If and when the Condition Precedent is satisfied and Completion occurs, Merrill Lynch, for and on behalf of the Company, will immediately announce a firm intention on the part of the Company to make the Offer (the "**Offer Announcement**"). **However, if the Condition Precedent is not satisfied and Completion does not occur, the Offer will not be made and Merrill Lynch, for and on behalf of the Company, will issue an announcement confirming that fact as soon as reasonably practicable.**

3.2 **Terms.**

3.2.1 The Offer, if and when made, will be made for all the Offer Shares, subject to the terms and conditions set out in the Offer Document.

3.2.2 The Offer, if and when made, will be on the following basis:

For each Offer Share : S$0.93 in cash (the "**Offer Price**").

The Company does not intend to revise the Offer Price.

3.2.3 The Offer Shares will be acquired:

(i) fully paid;

(ii) free from all mortgages, liens, charges, rights of pre-emption, third party rights, security interests or other encumbrances whatsoever; and

(iii) together with all rights, benefits, entitlements and advantages attaching thereto as at Completion and thereafter attaching thereto, including all voting rights and the right to receive and retain all dividends, rights and other distributions:

(a) which may be announced or declared by SFI; or

(b) the entitlement to which is determined by SFI,

each, on or after Completion.

In the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls on or after Completion, the Company shall be entitled to such dividends, rights or other distributions, and reserves the right to reduce the Offer Price by the amount of such dividends, rights or other distributions.

3.2.4 The Offer, if and when made, will be extended, on the same terms and conditions to all SFI Shares issued or to be issued pursuant to (i) the valid exercise, prior to the close of the Offer, of any Options, and (ii) the valid release, prior to the close of the Offer, of any Share Awards. For the purpose of the Offer, the expression "**Offer Shares**" shall include such SFI Shares.

3.3 **Condition of the Offer.** The Offer, if and when made, will be subject to the condition that it is established that the CCS will not (i) refer the proposed acquisition of SFI by the Company, or any matter arising from or relating to that proposed acquisition, to a more detailed assessment pursuant to the CCS Guidelines on Merger Procedures (the "**Phase 2 Review**"), or (ii) issue a direction that will prohibit the Company from acquiring voting rights in SFI.

The Offer will not be conditional upon a minimum number of acceptances being received by the Company.

3.4 **Merger Control Event.**

3.4.1 **Merger Control Event:** The Offer, if and when made, shall lapse in the event (each, a "**Merger Control Event**") that the CCS (i) refers the proposed acquisition of SFI by the Company, or any matter arising from or relating to that proposed acquisition, to a Phase 2 Review, or (ii) issues a direction that prohibits the Company from acquiring voting rights in SFI, before the first closing date of the Offer as set out in the Offer Document.

3.4.2 **Lapse:** If the Offer lapses as a result of a Merger Control Event, the effects are that the Offer will cease to be capable of further acceptance and both the SFI Shareholders and the Company will cease to be bound by prior acceptances of the Offer. If, following the lapse of the Offer as a result of a Merger Control Event, the CCS issues a decision that the proposed acquisition of SFI by the Company will not infringe Section 54 of the Competition Act, Chapter 50B of Singapore (the "**Favourable Decision**"), the Offer will be reinstated on the same terms and at the Offer Price as soon as practicable following the date of issue of the Favourable Decision.

3.5 **Offer Price.**

3.5.1 The Offer Price and the Purchase Price are the same.

3.5.2 The aggregate Offer Price payable by the Company for all the Offer Shares (computed on the assumptions set out in **Section 5.1.2** of this Circular) is S$174,923,612.58 (the "**Aggregate Offer Consideration**").

3.5.3 As required under Rule 30 of the Code, Offer Shares represented by acceptances to the Offer, will be paid for by the Company as soon as practicable, and in any event within 10 days after receipt of valid acceptances.

4. THE OPTIONS PROPOSAL

4.1 **The Plan.** As at the Latest Practicable Date, there are outstanding Options granted under the Plan. Under the rules of the Plan, the Options are not transferable by Optionholders. In view of this restriction, Merrill Lynch, on behalf of the Company, will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all SFI Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer). Instead, Merrill Lynch will, on behalf of the Company, make a proposal (the "**Options Proposal**") to Optionholders on the following terms:

4.1.1 subject to the Offer becoming or being declared unconditional; and

4.1.2 the relevant Options continuing to be exercisable into new SFI Shares,

the Company will pay to such Optionholders a cash amount (determined as provided below) (the "**Option Price**") in consideration of such Optionholders agreeing:

(i) not to exercise any of such Options into new SFI Shares; and

(ii) not to exercise any of their rights as Optionholders,

in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Options. Further, Optionholders who have accepted the Options Proposal will

also be required to surrender all of their Options for cancellation. If the Offer lapses or is withdrawn or if the relevant Options cease to be exercisable into new SFI Shares, the Options Proposal will lapse accordingly.

4.2 **Option Price.** The Option Price is computed on a "see-through" basis. In other words, the Option Price in relation to any Option is the amount by which the Offer Price is in excess of the exercise price of that Option. Where the exercise price of an Option is equal to or in excess of the Offer Price, the Option Price for each Option will be fixed at S$0.001.

4.3 **Offer and Options Proposal Mutually Exclusive.** For the avoidance of doubt, whilst the Options Proposal is conditional upon the Offer becoming or being declared unconditional, the Offer will not be conditional upon acceptances received in relation to the Options Proposal. The Offer and the Options Proposal are separate and are mutually exclusive. The Options Proposal does not form part of the Offer, and *vice versa*. Without prejudice to the foregoing, if Optionholders exercise their Options in order to accept the Offer in respect of the new SFI Shares to be issued pursuant to such exercise, they may not accept the Options Proposal in respect of such Options. Conversely, if Optionholders wish to accept the Options Proposal in respect of their Options, they may not exercise those Options in order to accept the Offer in respect of the new SFI Shares to be issued pursuant to such exercise.

5. THE AGGREGATE CONSIDERATION

5.1 Aggregate Consideration.

5.1.1 The aggregate consideration payable by the Company in relation to the Transactions is S$509,473,585.80 (the "**Aggregate Consideration**"). This represents the sum of the Aggregate Acquisition Consideration and the Aggregate Offer Consideration.

5.1.2 The Aggregate Offer Consideration is computed on the assumption that:

(i) all outstanding Options are exercised into new SFI Shares;

(ii) all outstanding Share Awards are released and new SFI Shares are issued pursuant to such release;

(iii) there is full acceptance of the Offer in respect of all the Offer Shares; and

(iv) the maximum potential issued shares in SFI as at the Latest Practicable Date was 547,821,060[2]. For this purpose, the "**maximum potential issued shares in SFI**" means the total number of SFI Shares which would be in issue assuming all outstanding Options are exercised into new SFI Shares and all outstanding Share Awards are released and new SFI Shares are issued pursuant to such release.

5.1.3 As the Offer and the Options Proposal are separate and mutually exclusive, to avoid double counting, the Aggregate Offer Consideration is computed on the basis that all outstanding Options are exercised into new SFI Shares and such new SFI Shares are tendered in acceptance of the Offer.

[2] Based on information provided to the Company by SFI as at the Latest Practicable Date.

6. **INFORMATION ON THE SELLER**

6.1 **The Seller.** The Seller is a private company limited by shares incorporated in Singapore on 31 January 2002. It is an investment holding company and a wholly-owned subsidiary of Temasek as at the Latest Practicable Date.

As at the Latest Practicable Date, the directors of the Seller were (i) Ms Yeo Whye Lin Wendy, and (ii) Mr Cheong Kok Tim.

7. **INFORMATION ON SFI**[3]

7.1 **SFI.** SFI is a public company limited by shares incorporated in Singapore on 16 April 1973 and is listed on the Main Board of the SGX-ST.

As at the Latest Practicable Date, the directors of SFI were (i) Mr Tan Yam Pin (Chairman), (ii) Mr Roger Yeo Kok Tong, (iii) Mr Philip Tan Yuen Fah, (iv) Mr John Lim Kok Min, (v) Ms Mary Yeo Chor Gek, (vi) Ms Margaret Lui-Chan Ann Soo, and (vii) Mr Lok Vi Ming.

7.2 **Principal Activities.** SFI is one of the largest integrated food services companies in Singapore, with a wide portfolio of food-related businesses including food materials supplies, distribution, catering, manufacturing and processing. SFI also has significant operations in the UK.

7.3 **Business Description.** The key business areas and competitive strengths of SFI include:

7.3.1 **Food preparation, manufacturing and processing:** This business segment generates revenue for SFI both in Singapore and overseas (UK, Australia, and China). The Singapore business consists of the industrial catering business and the manufacture of ambient ready meals. The institutional catering business that forms a part of this business segment benefits from a key contract with a blue-chip counterparty, the Singapore Armed Forces. This business also focuses on the development and production of shelf-stable packaged convenience meals and sauces for use by the Singapore Armed Forces, as well as for export markets such as the Middle East countries.

The overseas revenue is generated primarily in the UK, where SFI boasts of strong household brands across various product categories. These include New Covent Garden (#1 in fresh soup), Johnsons (#2 in fresh chilled juices) and Sunripe (#1 in fresh fruit). SFI has established relationships with leading UK retailers such as Tesco and Sainsbury's and ranks among the leading players in the UK.

In addition, SFI also has subsidiaries in China (involved in the production and distribution of ready meals) and Australia (involved in seafood processing). The feasibility of these operations is currently under strategic review as per announcements made by SFI.

The food preparation, manufacturing and processing business of SFI generated a total external sales revenue of approximately S$556 million for the financial year ended 31 December 2007.

[3] Based on publicly available information on SFI, including but not limited to, announcements and presentations made by SFI and SFI's annual report for the financial year ended 31 December 2007.

7.3.2 **Food distribution:** SFI is a fully integrated player managing the entire food logistics supply chain. It has a large procurement network spanning over 20 countries. SFI has strong infrastructure in place in terms of warehousing (it operates the largest cold storage warehouse in Singapore with a capacity in excess of 9,000 metric tonnes) and distribution capability (it operates the largest fleet of refrigerated delivery vehicles in Singapore). The distribution business focuses on key commodity food products such as chicken, pork, beef and mutton, and caters to a diverse customer base including wholesalers, hotels, supermarkets, institutions, wet markets, ship supplies, food service and re-export.

The distribution business of SFI generated total external sales revenue of approximately S$138 million for the financial year ended 31 December 2007.

7.3.3 **Hog auction and abattoir:** SFI is the sole abattoir and hog auction operator in Singapore. SFI is the only licensed operator in Singapore allowed to provide pig-slaughtering services, and derives its income from the provision of these slaughtering services.

This business contributed approximately S$21 million in external sales revenue for the financial year ended 31 December 2007.

7.3.4 **New business initiatives:** SFI has recently embarked on several new business initiatives with the aim of driving growth and supporting the Singapore national food security programme. These initiatives include:

(i) a joint venture with the Malaysian Agrifood Corporation Berhad, a wholly-owned subsidiary of Khazanah Nasional Berhad, for distribution of fresh fruits and vegetables from Malaysia to Singapore. The purpose of this initiative will help SFI in the longer term to strengthen the fruits and vegetables category of its food distribution business. According to the Agri-Food and Veterinary Authority of Singapore, the total value of fruits and vegetables imported by Singapore in 2007 amounted to approximately S$770 million;

(ii) an exploration with the Jilin City Government on the viability of developing a food production zone in the Jilin province in China. This initiative is promoted by the Singapore government as part of the efforts to ensure food security for the long term. If successful, the Jilin food zone, in the initial phase alone, could supply up to 10 per cent. of Singapore's pork demand;

(iii) an exploration with Green Nature Richness Sdn Bhd on the export of live pigs and processed pork from the pig farm area in Sarawak, Malaysia into Singapore. If successful, this initiative will increase the sourcing of live pigs and pork supply into Singapore and reduce the overall reliance on current supplies from Indonesia and Australia; and

(iv) an expansion of the UK business into Europe via export of its food products to leading retailers in France and Belgium such as the Carrefour group, Monoprix, and the Delhaize group.

7.4 **Principal Subsidiaries.** The principal activities of SFI's principal subsidiaries and SFI's shareholding interests in such subsidiaries as at 31 December 2007 are as follows:

Name of subsidiary of SFI	Principal Activities	Percentage Interest (%)
Primary Industries Private Limited (Singapore)	Provision of abattoir services	78.5
SFI Food Pte. Ltd. (Singapore)	Provision of technical and management services for agri-food business	100
SFI Manufacturing Private Limited (Singapore)	Supply of food product	100
Primary Industries (Qld) Pty Ltd (Australia)	Provision of land logistics support	100
Shanghai ST Food Industries Co., Ltd (China)	Manufacture and sale of frozen foodstuff	96.0
International Cuisine Limited (UK)	Production and marketing of chilled ready cooked food	100
S Daniels plc (UK)	Investment holding	100
Held by Primary Industries Private Limited		
Hog Auction Market Pte Ltd (Singapore)	Auctioneers of pigs	78.5
Held by Primary Industries (Qld) Pty Ltd		
Urangan Fisheries Pty Ltd (Australia)	Processing of seafood	51.0
Held by International Cuisine Limited		
Cresset Limited (Republic of Ireland)	Manufacture of food products and chilled ready cooked food	100
Held by S Daniels plc		
Farmhouse Fare Limited (UK)	Manufacture and sale of pudding	100
Daniels Chilled Foods Limited (UK)	Production and marketing of chilled soup and freshly squeezed juices	100

7.5 **Asset value.** As at 30 September 2008, the book value of the SFI Shares was approximately S$146,319,000 and the net tangible asset value of the SFI Shares was approximately S$79,270,000. Based on the weighted average share price of SFI on the SGX-ST on 1 December 2008 (being the last market day on which the SFI Shares were traded on the SGX-ST prior to the Acquisition Announcement Date), the market value of the SFI Shares is approximately S$457,161,600.

7.6 **Net profits.** The unaudited net profits[4] attributable to the SFI Shares for the nine-month period ended 30 September 2008 was approximately S$33,092,000 and the unaudited net profit per SFI Share[5] was approximately S$0.064. The audited net profits attributable to the SFI Shares for the financial year ended 31 December 2007 was approximately S$48,608,000 and the audited net profit per SFI Share[6] was approximately S$0.094.

7.7 **Cash and net borrowings.** As at 30 September 2008, the cash and bank balances of SFI was approximately S$17,428,000 and the net borrowings[7] of SFI was approximately S$57,540,000.

8. RATIONALE AND BENEFITS, SYNERGIES, VALUATION, OTHER CONSIDERATIONS, INTEGRATION IMPLEMENTATION, REDUCED RISK PROFILE AND RISK FACTORS

8.1 **Mid and long term strategy of SATS.** The strategic review conducted by the Directors and the management of the Company during the year 2008 resulted in the adoption of a strategy driven by developing a strong business in Singapore, while exploring opportunities to grow globally. These strategies were formulated with the objective of leveraging on the Company's existing food services capabilities to expand its customer base outside the volatile aviation business, while simultaneously increasing the Company's share of existing airline customers' wallets by serving them in more locations in the aviation food and airport services sectors. As highlighted by the Company in its previous investor presentations, the mid-term targets of the Company include building a more balanced portfolio comprising a strong Singapore food services business and a global airport services business.

8.1.1 **Developing a strong, world-class Singapore-based business in airport and food services:** The aviation food services market in Singapore (estimated to be S$470 million in 2007[8]) that SATS currently focuses on is a small fraction of the local Singapore food industry (estimated to be over S$5 billion in 2007[8]). The Company believes that it can leverage its existing food services competencies to expand beyond aviation food services into segments such as hospitals, restaurants, fast food chains and convenience stores. This would not only help grow the Company's revenue, but also help mitigate concentration risks arising out of exposure to the volatile aviation industry. One of the initiatives taken by the Company as part of the execution of this strategy is the buy-out of Country Foods, which is active in the manufacture and supply of chilled and frozen processed foods and ready-to-eat meals to restaurants, fast food chains, convenience stores and other establishments. Other steps taken to implement this strategy include the formation of a joint venture company, Country Foods Macau Limited, to tap into the industrial catering opportunities in the growing entertainment and gaming industry in Macau and China, the supply of meals by Country Foods to the new Sands' CotaiJet ferry services in Macau, and the signing of a Memorandum of Understanding with Shatec Institutes to co-operate in premier events catering in Singapore.

---

[4] Pursuant to Rule 1002(3)(b) of the Listing Manual, the term "**net profits**" means profit or loss before income tax, minority interests and extraordinary items.

[5] The Company understands from SFI that there were 516,271,500 SFI Shares in issue as at 30 September 2008.

[6] The Company understands from SFI that there were 516,011,000 SFI Shares in issue as at 31 December 2007.

[7] The term "**net borrowings**" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions, medium term notes, financial guarantee contracts and finance lease liabilities, net of cash and bank balances.

[8] Based on information available from the Singapore Department of Statistics, 2007 Report.

8.1.2 **Expanding the business overseas**: As at the Latest Practicable Date, the Company, through its joint ventures, provides airport and food services at more than 40 airports in nine countries, including airline catering in China and India. The Company also provides airport and food services at Singapore Changi Airport and has non-aviation food services operations in Singapore and Macau. Overseas expansion of its business would enable the Company to leverage on its established relationships with leading airlines, and to increase its share of their wallet by serving them in more locations. The acquisition of Menzies Aviation (Hong Kong) Ltd. (as announced by the Company on 21 October 2008) is one of the recent steps taken by the Company to broaden its service offerings to its important airline customers at Hong Kong International Airport, a key international gateway of Asia. The Company is also actively exploring opportunities to expand into other major international airports in Asia, the Middle East, Australia and Europe.

8.2 **Rationale and Benefits**. The proposed acquisition of SFI is in line with the Company's mid and long term strategy as set out in **Section 8.1** of this Circular.

The Company believes that the acquisition of SFI will enhance its growth prospects for the following reasons: (i) SFI will provide both the scale of operations and access to wider customer segments in the non-aviation related food industry, both in Singapore and overseas, which will enable the Company to speed up the implementation of its strategic plans as set out above, (ii) the combined group will be able to compete effectively with large multinational food services companies such as the Compass Group and Sodexo, and (iii) SFI's UK-based food services operations will strengthen the Company's overseas platform and provide potential cross-selling opportunities to both airline and non-airline customers in a new geographical market.

By creating a stronger food services business, the Company is building on its existing core strengths whilst mitigating its exposure to the aviation sector. SFI's consumer staples business, with its strong household brands, established customer base and stable earnings, is inherently resilient and cash-generative by nature.

8.3 **Synergies**. The Company believes that the strategic fit of the Company and SFI is good. Both companies have complementary operations and competencies, which will allow the realisation of synergies through (i) the provision of a wider range of products and services to an enlarged customer base, and (ii) the combination of their respective operations. The integration of the two companies is expected to yield both cost and revenue synergies as follows:

8.3.1 **Cost synergies: The Company estimates annual recurring pre-tax cost savings of between S$12.0 million and S$15.5 million.** The Company expects these cost synergies to come from the following areas:

(i) **Food procurement**: SFI operates a large food distribution business with annual sales of approximately S$140 million. The Company's annual food procurement budget amounts to approximately S$100 million, of which a negligible amount is currently spent with SFI. By directing the majority of the Company's food procurement needs through SFI's distribution platform, the resulting backward integration will yield savings as a result of (a) the elimination of the profit margin which is currently being enjoyed by the Company's incumbent procurement relationships, and (b) stronger bargaining power with upstream food commodity producers due to the combined purchasing volume.

With the threats of food commodity shortages (e.g. shortage of chicken meat due to the Avian flu scare) and rising prices, the SFI food distribution business will enhance the security and safety of the food supply chain, which is critical to support the competitive and efficient food services operation of the Company and SFI. In addition, SFI's food distribution business has historically been strong in food commodity categories such as chicken, pork, beef and mutton. Over time, the Company's more diverse food supply requirements will help to grow and broaden the distribution business by strengthening the seafood and fruits/ vegetables categories and the supply of premium chilled food materials for higher value meal production.

Annual recurring pre-tax cost savings in the area of procurement is estimated by the Company to be in the region of S$2.0 million to S$2.5 million.

(ii) **Food production**: The Company believes that cost savings can be achieved by streamlining and centralising the various production activities amongst SATS Catering, Country Foods and SFI (both SATS Catering and Country Foods are wholly-owned subsidiaries of the Company). For example, SFI currently operates on-site preparation of meals for the Singapore Armed Forces. By leveraging SATS' expertise in central kitchen production, cost savings can be achieved by streamlining and centralising certain food production activities (e.g. vegetable and meat processing and soups and sauces preparation) at SATS Catering and Country Foods. By the same token, SFI operates a central retort meal production facility which could support certain production activities of SATS Catering and Country Foods.

Annual recurring pre-tax cost savings in the area of production is estimated by the Company to be in the region of S$5.0 million to S$5.5 million.

(iii) **Food supply chain logistics**: The Company, SFI and Country Foods currently operate separate warehousing and logistics operations. The Company believes that duplication exists in parts of the three logistical functionalities which, upon rationalisation, will yield cost savings. Economies of scale are expected to be achieved by combining the operations of the Company and SFI.

Annual recurring pre-tax cost savings in the area of supply chain logistics is estimated by the Company to be in the region of S$2.0 million to S$3.0 million.

(iv) **Central costs**: The Company and SFI currently operate separate and distinct central services and corporate functions. There will be cost savings from the reduction of central overheads, the quantum of which will depend on whether the Company acquires 100 per cent. of all the SFI Shares. These savings include the possible consolidation into one public company board, and the streamlining of central services such as finance, legal, human resources and information technology.

Annual recurring pre-tax cost savings in the area of central costs is estimated by the Company to be in the region of S$3.0 million to S$4.5 million.

8.3.2 **Revenue synergies**: The Company believes that there will be significant potential to generate additional revenue from the combination of customers, products and skills. The merger would lead to an enhanced range of products and services being offered to customers across broader sales channels and geographical footprint.

(i) **Product development and sales:** The acquisition of SFI will provide the Company with access to different production facilities, food processing technologies and operating platforms such as on-airport, premium chilled production by SATS Catering and off-airport industrial chilled/frozen/shelf-stable production which can be done by SFI and Country Foods. This will give the Company the competitive advantage to serve a wider range of customer segments by using different product offerings and cost structures.

Moreover, the established distribution network of SFI will provide a strong sales channel for the Company to direct more and higher value-added food materials (e.g. ready-to-cook and ready-to-eat items) other than unprocessed raw materials, to food establishments such as restaurant chains, hotels and new tourism-related developments/events (e.g. integrated resorts, sport hub and F1 Grand Prix). It will also strengthen the Company's ability to provide integrated food catering and logistics services, which would be an increasingly important consideration for major establishments looking to outsource their non-core food and logistics operations (e.g. integrated resorts).

(ii) **Overseas platform:** SFI's UK-based food services operations have a proven track record of growth. The compounded annual growth rates of its UK-based food services operations, based on revenue and profit before tax for the period from 2003 to 2007, were approximately 14 per cent. and 19 per cent. respectively. The Company is seeking to leverage on SFI's UK domain knowledge and management expertise as the beachhead to expand into airline catering in key UK and European airports. In addition, SFI's UK production facilities and products (e.g. juices, soups, fruits, chilled convenience meals and desserts) could be utilised to support the Company's airline catering operations. This concept builds on a commonly accepted industrial practice in the UK and Europe, where bulk food production is generally outsourced and flight kitchens are used mainly for assembly, with limited in-house production for premium passengers only.

The Company notes that Northern Foods plc, one of the leading non-aviation food manufacturing companies in the UK with business similar to SFI's UK business, has recently formed a strategic partnership with DHL to provide aviation catering for British Airways' short-haul flights out of London Heathrow airport. This marks a potentially new development in the aviation industry, as DHL-Northern Foods successfully displaced the incumbent caterer, Gate Gourmet, a world leading airline catering specialist, with an industrial, logistical catering model. In this regard, the acquisition of SFI will provide a key strategic platform for the Company to strengthen its industrial catering and logistical capabilities in anticipation of new competition from players such as DHL-Northern Foods.

Separately, through its expertise in Asian cuisines, the Company will be able to add value to SFI's UK operations by introducing more authentic Asian food products for sale in the non-airline segment. Industry observers[9] forecast the market for ethnic foods in the UK to experience further growth between 2007 and 2011, with product innovation (e.g. through healthy meals and increased variety of regional and authentic dishes), and convenience of premium ready meals among the factors driving growth.

[9] Based on the Ethnic Food Market Report Plus 2007.

8.3.3 **One-off restructuring costs:** To achieve the cost savings set out in **Section 8.3.1** of this Circular, the Company expects to incur one-off pre-tax restructuring costs and charges, of approximately S$8.5 million in aggregate over the 12 to 18 months following the completion of the Transactions.

8.3.4 **Estimated Synergies:** The estimated figures for cost savings and one-off restructuring costs and charges as set out in **Section 8.3.1** and **Section 8.3.3** respectively of this Circular, have been prepared on bases consistent with the accounting policies normally adopted by the Group. The estimated figures for cost savings are derived from savings identified and assumed to be realised across the cost basis of the combined business, and assume that (i) the Company acquires 100 per cent. of the SFI Shares, (ii) SFI's cost basis is substantially similar to that of the Company's, (iii) there will be no material changes to the market dynamics of the combined Group's core markets, (iv) there will be no material changes in the existing political, legal or regulatory conditions affecting the activities of the combined Group, the industry or the countries in which the combined Group operates, (v) there will be no significant disruption to the conduct of the business activities of the combined Group arising from industrial, political, legal or legislative action or action taken by any relevant authority, and (vi) there will be no significant disruption to the conduct of the business activities of the combined Group arising from changes in senior management during the integration period.

The Company is further making the Offer with a view to exercising its rights of compulsory acquisition under Section 215(1) of the Companies Act in the event that the Company becomes entitled to do so, and delisting SFI from the SGX-ST thereafter.

Notwithstanding the foregoing, the Company expects to realise most of the benefits of the Transactions even if less than 100 per cent. of the SFI Shares is acquired.

8.4 **Valuation.** The Company believes that the Purchase Price (which is the same as the Offer Price) is a fair price, for the following reasons:

8.4.1 **Determination of the Purchase Price:** The Purchase Price was arrived at after rigorous negotiations with the Seller over a period of several months taking into consideration the prevailing economic environment and prospects of the combined group.

8.4.2 **Supported by internal fundamental analysis:** As practised in other merger and acquisition transactions of a similar nature, the Company, together with its financial adviser, Merrill Lynch, has performed various financial analyses to support the statement that the Purchase Price (and the Offer Price) is fair. These analyses include, but are not limited to, detailed discounted cash flow forecast analysis, internal rate of return analysis and an analysis of the potential for synergies upon the acquisition of SFI. These various analyses, and in particular the discounted cash flow analysis, were conducted using both a higher WACC assumption (higher than the Company's WACC as stated in **Section 8.4.6** of this Circular) and detailed bottom-up forecasts of SFI's operations across various scenarios to test the impact of varying levels of both positive and negative potential developments in SFI's future operating and economic environment. As such, the Company believes that it has appropriately applied several "stress-tests" to evaluate the fairness of the Purchase Price (and the Offer Price).

Given the forward-looking nature of these analyses, and with reference to Rule 1012 of the Listing Manual, the Company is restrained in its ability to include these analyses in its communications with Shareholders. Shareholders may wish to note that companies listed on the SGX-ST generally do not include detailed forward-looking financial analysis in documents of a similar nature.

8.4.3 **Modest premium for control**: The Purchase Price (and the Offer Price) represents a modest 4.5 per cent. premium to the last transacted price of S$0.89 for a SFI Share on 1 December 2008, being the last full trading day preceding the Acquisition Announcement Date.

8.4.4 **Favourable comparison with Reference Companies**: The EV of SFI[10] as implied by the Purchase Price (and the Offer Price) represents 7.4 times the consolidated EBITDA of the SFI Group of S$74 million for the financial year ended 31 December 2007, which compares favourably to the trading multiples of the following companies which are listed on the SGX-ST or the stock exchanges of other countries (the **"Reference Companies"**):

Name of Reference Company[(1)]	Latest Year End	Market Value (S$ million)[(2)]	Enterprise Value (S$ million)[(3)]	Historical EV/EBITDA
Associated British Foods PLC	13-Sep-08	11,876	14,145	7.5x
Bonduelle SCA	30-Jun-07	947	1,861	7.2x
Compass Group PLC	30-Sep-08	12,741	14,873	8.2x
Kerry Group PLC	31-Dec-07	4,805	7,300	7.2x
Northern Foods plc	29-Mar-08	613	1,117	6.0x
Petra Foods Ltd	31-Dec-07	197	720	8.4x
Rieber & Søn ASA	31-Dec-07	565	831	8.4x
Sodexo	31-Aug-08	12,283	14,255	7.8x
Tingyi (Cayman Islands) Holding Corp.	31-Dec-07	9,231	9,701	14.3x
Want Want China Holdings Ltd.	31-Dec-07	7,742	7,576	18.6x
			Mean	**9.4x**
			Median	**8.0x**

Notes:

(1) Companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI. Although considered broadly in line with SFI in terms of business activities, both Glanbia plc and Premier Foods plc have been excluded from this set of Reference Companies because of (i) the unavailability of audited financial results which take into account recent sizeable acquisitions by both companies, and (ii) the high levels of financial leverage of both companies.

(2) Translated into Singapore dollars at the prevailing foreign exchange rates as at the Latest Practicable Date.

10 The **"EV of SFI"** is computed as the sum of (i) the market capitalisation of SFI, and (ii) SFI's minority interests, short and long term debt positions less its cash and cash equivalent positions as at 30 September 2008. The **"market capitalisation of SFI"**, is determined by multiplying 516,734,500 SFI Shares in issue as at the Latest Practicable Date by the Offer Price.

(3) The EVs for the Reference Companies are computed as the sum of (i) their respective equity market capitalisation, and (ii) their respective preferred equity, minority interest, short and long term debt positions less their respective cash and cash equivalent positions as at the date of the most recent (un)audited financial results, both as at the Latest Practicable Date. The EBITDA figures used are based on the most recent audited financial results for each Reference Company as at the Latest Practicable Date.

Source: Annual, interim and quarterly reports, Bloomberg and FactSet as at the Latest Practicable Date.

The Company believes that the EV/EBITDA multiple is a relevant metric to compare the valuation of a company relative to its peers. It is a valuation methodology which is commonly used by analysts to measure companies in similar industries but in different countries, as the calculation essentially addresses any discrepancies that might exist across borders between varying accounting and financing methods (such as varying levels of interest, subsidised cost of debt and/or differing tax rates).

The Company notes that the historical EV/EBITDA multiples for the Reference Companies as set out in the above table exclude a control premium which is ordinarily paid in a transaction whereby one company acquires control of the other.

8.4.5 **Favourable comparison with Reference Transactions:** The EV/EBITDA multiple of 7.4 times the consolidated EBITDA of the SFI Group of S$74 million for the financial year ended 31 December 2007 as implied by the Purchase Price (and the Offer Price) also compares favourably to the average of 12.0 times implied by historical EV/ EBITDA multiples paid in recent transactions involving companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI and whereby control was acquired (the "**Reference Transactions**"):

Date of Announcement	Target	Acquirer	Currency	Acquisition EV (million)	Acquisition EV/ EBITDA[1]
18-Jan-08	Performance Food Group Company (US)	Blackstone Group LP/Wellspring Capital Management LLC	USD	1,151	9.8x
29-Jun-07	Brakes Group (UK)	Bain Capital, LLC	GBP	1,398	13.0x
28-May-07	Want Want Holdings Ltd (Singapore)	Want Want International Limited (Delisting exit offer)[2]	USD	3,080	15.9x
2-May-07	U.S. Foodservice (US)	Kohlberg Kravis Roberts & Co./ Clayton Dubilier & Rice Inc	USD	7,100	18.4x
20-Dec-06	Dansk Cater A/S (Denmark)	Altor Equity Partners	DKK	1,417	7.1x
1-May-06	Laurens Patisseries Ltd (UK)	Bakkavör Group	GBP	141	8.0x
				Mean	**12.0x**
				Median	**11.4x**

Notes:

(1) The EBITDA figures used are based on the most recent audited financial results for the relevant target company as at the date of the respective transactions.

(2) Before the transaction, Want Want International Limited, and parties acting in concert with it, already controlled approximately 73.4 per cent., and thereby had statutory control, of Want Want Holdings Ltd.

Source: Annual reports, Mergermarket and public announcements.

8.4.6 **Attractive returns on investment**: The Transactions would have been earnings accretive on a proforma basis and would have increased the ROE of the Group on a proforma basis, as set out in more detail in **Section 9** of this Circular.

Taking into account the potential proforma benefits as discussed in **Sections 8.3** and **8.5.1** of this Circular, the implied ROIC of the Transactions (based on proforma historical numbers[11]) amounts to approximately 10.0 per cent.[12] (excluding any positive proforma adjustment for the winding up of Swissco Limited as discussed in **Section 8.5.1** of the Circular), which exceeds the Company's WACC of 7.7 per cent. as disclosed in the Company's Annual Report for FY2008.

8.5 **Other Considerations**. Shareholders should note the following considerations which the Company has taken into account with respect to the Transactions:

8.5.1 **Potential benefits of SFI's loss-making subsidiary, Swissco Limited, being wound up**: Reference is made to the announcement made by the board of directors of SFI on 17 December 2008 in which it was announced that SFI's wholly-owned subsidiary, Swissco Limited, had been placed into liquidation and a liquidator had been appointed.

SFI subsequently made another announcement on 31 December 2008 stating that the liquidation would lead to an estimated one-off loss of S$10 million for the financial year ended 31 December 2008. The announcement also stated that Swissco Limited reported a loss of S$7.3 million in 2007, without which SFI's EPS for the financial year ended 31 December 2007 would improve from 6.1 cents to 7.5 cents per SFI Share. Based on this proforma EPS adjustment, the Offer Price values SFI at 12.4 times earnings for the financial year ended 31 December 2007.

8.5.2 **SFI's profitability in line with Reference Companies**: SFI's EBITDA margin of 10.4 per cent. for the financial year ended 31 December 2007, excluding any positive proforma adjustment for the winding-up of Swissco Limited as discussed in **Section 8.5.1** of this Circular, is in line with the EBITDA margins of the Reference Companies as set out in the table below:

Name of Reference Company(1)	Latest Year End	Historical EBITDA Margin(2)
Associated British Foods PLC	13-Sep-08	11.1%
Bonduelle SCA	30-Jun-07	10.2%
Compass Group PLC	30-Sep-08	7.6%
Kerry Group PLC	31-Dec-07	10.4%
Northern Foods PLC	29-Mar-08	9.7%
Petra Foods Ltd	31-Dec-07	7.1%

11 Based on the audited consolidated financial statements for the Company for FY2008 and of SFI for the financial year ended 31 December 2007.

12 This calculation is based on an unaudited NOPAT of SFI for the last 12 months ended 31 March 2008 of approximately S$43 million, post-tax cost savings of approximately S$11 million, and an EV of SFI as implied by the Purchase Price (and the Offer Price) of approximately S$549 million.

Name of Reference Company[1]	Latest Year End	Historical EBITDA Margin[2]
Rieber & Søn ASA	31-Dec-07	8.0%
Sodexo	31-Aug-08	6.6%
Tingyi (Cayman Islands) Holding Corp.	31-Dec-07	14.9%
Want Want China Holdings Ltd.	31-Dec-07	25.5%
	Mean	**11.1%**
	Median	**9.9%**

Notes:

(1) Companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI. Although considered broadly in line with SFI in terms of business activities, both Glanbia plc and Premier Foods plc have been excluded from this set of Reference Companies because of (i) the unavailability of audited financial results which take into account recent sizeable acquisitions by both companies, and (ii) the high levels of financial leverage of both companies.

(2) The historical EBITDA margins for the Reference Companies are computed as the division of (i) their respective EBITDA, over (ii) their respective total revenue, both based on the most recent audited financial results for each Reference Company as at the Latest Practicable Date.

Source: Annual reports as at the Latest Practicable Date.

The Company notes that the profit margin of a business is driven by many factors, including the characteristics of the specific end-user market, costs dynamics and other industry-specific factors such as investment requirements, pricing, type of market, and conditions of production. As such, the margin of SFI should be assessed in light of the industry in which SFI operates and with reference to companies with similar business activities. Accordingly, the Company does not consider a comparison of SFI's profit margins against those of the Company as relevant when assessing the Transactions.

8.5.3 **Cash as consideration:** The Directors consider it preferable to use cash instead of issuing new Shares as consideration for the Transactions for the following reasons:

(i) **EPS accretion:** As set out in **Section 9.5** of this Circular, the acquisition of SFI is expected to be accretive to the Company's cash earnings. On a proforma basis, the accretion to earnings amounts to approximately 11.3 per cent[13]. The accretion to earnings can be explained by the implied low capital cost of the Company's cash, which is assumed to be approximately 2.21 per cent. (being the average of the yield earned by the Company on its short-term non-equity instruments and fixed deposits at interest rates ranging from 0.25 to 4.17 per cent., as disclosed in the Company's Annual Report for FY2008) for illustration purposes. The Company's price-to-earnings ratio of cash of 45.2 times[14], being the inverse of its average earnings yield as illustrated above, compares very favourably with the price-to-earnings ratio of the Company's shares of approximately 7.6 times[15], as at the Latest Practicable Date. If the Company would have issued new Shares as all or part of the consideration instead of cash,

[13] Fair value adjustments to the assets, liabilities and contingent liabilities arising from the acquisition and the effect of amortisation of intangibles identified in the acquisition of SFI, will be determined based on a purchase price allocation to be conducted post-acquisition of SFI. Such adjustments and the effect of amortisation will affect this calculation.

[14] Formula for calculating the price-to-earnings ratio of cash: 1 ÷ 0.0221 = 45.2 times.

[15] Based on earnings for financial year ended 31 December 2007.

the Transactions would have been more dilutive (or less accretive) to the Company's earnings as it would have funded the Transactions using capital with a much higher cost.

(ii) **Efficiency of capital structure**: The Company's capital structure is expected to be more efficient following the Transactions, as illustrated by the proforma financial effects on the ROE, net gearing and the consolidated cash and debt position of the Group set out in **Sections 9.6**, **9.7** and **9.9** of this Circular, respectively.

(iii) **Financial flexibility retained**: The Company expects to retain significant financial flexibility following the Transactions by virtue of the strong cash generation which the combined business is expected to enjoy, based on the historical cash generation of each of the Company and SFI over the past three years.

Following the Transactions, the Company's net gearing is expected to be negligible (as illustrated in **Section 9.7** of this Circular) and the Company would have scope to increase its financial leverage, if required. The Company's ability to replenish cash reserves is illustrated by the table below which sets out the historical cash generation and dividend payments of each of the Company and SFI over the past three years:

SATS — SFI Proforma Historical Cash Generation[1]

	2005	2006	2007
SATS EBITDA (S$m)	315	279	286
SFI EBITDA (S$m)	73	65	74
SATS proforma EBITDA (S$m)	388	345	361
Cumulative total EBITDA (S$m)	**388**	**733**	**1,093**

SATS — SFI Proforma Historical Dividend Payouts[1]

	2005	2006	2007
SATS dividends (S$m)	84	131	151
SFI dividends (S$m)	25	26	26
SATS proforma dividends (S$m)	109	156	177
Cumulative total dividends (S$m)	**109**	**265**	**442**

Note:

(1) Based on the audited consolidated financial statements of the Company (for FY2006, FY2007 and FY2008) and of SFI (for the financial years ended 31 December 2005, 2006 and 2007). EBITDA is considered to be a close proxy for operating cash flow. Any discrepancies between the numbers in the above table are due to rounding.

8.5.4 **Sufficient resources for continued growth of two core businesses**: The Company has evaluated the Transactions, taking into account the long term growth plans and related funding requirements of both the airport services and food services businesses. The Company believes that, after the completion of the Transactions, it will continue to have adequate resources and financial flexibility to execute its long term growth plans for both the airport and food services businesses for the foreseeable future. Furthermore, based on information set out in **Section 8.5.3** of this Circular, a combination of the Company and SFI would result in a combined business with stronger cash-generation ability, on a proforma basis, and put the Company in good stead to continue to grow both of its core businesses.

8.5.5 **Return of cash to Shareholders does not enhance long term shareholder value:** In light of the Company's net cash position, the Company, as part of its continuous effort to evaluate various strategic and financial alternatives to create shareholder value, has also considered the option of returning cash to Shareholders through a capital reduction exercise as an alternative strategy to the acquisition of SFI. As discussed in **Section 8.1** of this Circular, the Company believes that the acquisition of SFI is in line with its stated strategy and will accelerate its growth as it builds a stronger and lower risk food services business. Post-acquisition, the Company believes that it will have a more balanced portfolio with both aviation and non-aviation food services businesses of scale.

The strategic deployment of its cash resources towards the Transactions will enhance long term shareholder value as it allows the Company to mitigate concentration risks in the volatile aviation business and reap the benefits of the Transactions. In contrast, a return of cash to Shareholders does not result in any such long term benefits for Shareholders.

The Company holds the view that returning surplus cash to Shareholders through a capital reduction exercise is inferior to the value that can be created through the acquisition of SFI.

8.5.6 **Strong cash generation to underpin dividends**: Based on information set out in **Section 8.5.3** of this Circular, a combination of the Company and SFI will result in a combined business with stronger cash generation ability on a proforma basis. Both the Company and SFI have historically proven to be able to replenish cash reserves through strong and stable cash generating businesses and operations, and have historically been able to maintain an attractive dividend payout ratio, and resulting dividend payments, to their respective sets of shareholders. The Company notes that both companies' respective dividend payments have historically been more than covered by their respective free cash flows[16].

The acquisition of SFI puts the Company in a position to execute its strategy in its two core markets: aviation-related services and non-aviation-related services. Having strong positions in these two core markets will allow the Company to mitigate its current exposure to the aviation sector and hence reduce volatility in its earnings, whilst further strengthening its cash generation capabilities and thus its ability to sustain its track record in dividend payments.

16 **"Free cash flow"** is defined as operating cash flow less capital expenditures (cash invested in property, plant and equipment and intangible assets).

8.5.7 **Enlarged revenue/profit base**: The proforma financial effects as set out in **Sections 9.3** and **9.4** of this Circular reflect an increase in the consolidated revenue and the EBITDA of the Group from S$958 million to S$1,673 million and from S$286 million to S$360 million, respectively, after the Transactions.

8.6 **Integration Implementation.** Following the close of the Offer, and depending on the level of acceptances thereof, the Company intends to undertake a comprehensive review of the organisation, businesses and operations of the SFI Group to confirm the potential cost savings which it believes would exist, and to identify any other cost savings. An integration committee would be formed with senior representatives from both the Company and SFI, and with direct oversight from the Directors, to conduct the review and to oversee the integration process. The overarching objective would be to implement the integration whilst maintaining continuity and minimising disruption. The integration committee would seek to retain the best talent to enable the combined business to increase shareholder value and improve the quality of products and services going forward.

8.7 **Reduced Risk Profile and Risk Factors.**

8.7.1 **Reduced Risk Profile**: The Company believes that its risk profile would improve as a result of the acquisition of SFI for the following reasons:

(i) **Strong cash generation**: As set out in **Section 8.5.6** of this Circular, the Company and SFI have a track record of paying sustainable dividends to their respective sets of shareholders in the past. The Company believes that combining both cash-generative businesses will yield more than the sum-of-the-parts, as a result of the benefits of the Transactions referred to in **Section 8.1** of this Circular.

(ii) **Proven resilience of the food sector**: The impact of the current economic downturn is expected to be far reaching, affecting economies worldwide and it has been well documented that a growing number of countries, including Singapore, are already in a technical recession. The food sectors in Asia and the UK have proven resilient in this recessionary environment, as evidenced by the performance of the FTSE All-Share Food Producers Index[17] and the Bloomberg Asia Pacific Food Index[18] of (12.0) per cent. and (13.5) per cent., respectively, for the period from 4 January 2007 to the Latest Practicable Date, as compared to the performance over the same period of The Straits Times Index[19] of (39.9) per cent.

SFI's consumer staples business, with its strong household brands, established customer base and stable earnings, is inherently resilient and cash-generative by nature. Consequently, the combined group will be better positioned to face the challenges posed by a recessionary economic environment.

[17] The FTSE All-Share Food Producers Index is a capitalisation-weighted index designed to measure the share price performance of London Stock Exchange listed companies active in food production.

[18] The Bloomberg Asia Pacific Food Index is a capitalisation-weighted index designed to measure the share price performance of a selection of leading food companies in the Asia Pacific region.

[19] The Straits Times Index comprises the top 30 SGX-ST main board listed companies selected by full market capitalisation.

(iii) **Mitigate exposure to the aviation sector**: By acquiring SFI, the Company will create a stronger food services business and build on its existing core strengths whilst at the same time mitigating its exposure to the aviation sector which, by its nature, is more susceptible to a recessionary environment than the food sector.

(iv) **Smooth Integration**: Both companies have headquarters in Singapore with international operations and exhibit a strong corporate governance track record with reputable boards. Moreover, both companies are organised by strategic business units and place customer focus and innovation at the core of their strategies. Given these similarities, the Company expects to be well-positioned to realise the potential synergies set out in **Section 8.3** of this Circular.

(v) **Strong customer base**: By acquiring SFI, the Company will have access to SFI's customer base in the non-aviation related food industry, both in Singapore and overseas, which includes established and reliable institutions such as the Singapore Armed Forces and major supermarket retailers such as Tesco and Sainsbury's.

(vi) **Efficient balance sheet utilisation**: As practised in other merger and acquisition transactions of similar nature, the Company has performed various financial analyses on SFI's historical balance sheet positions in evaluating the Transactions. SFI's net borrowings[20]/EBITDA as at 31 December 2007 and for the financial year ended 31 December 2007 was approximately 0.59 times, which indicates a low level of leverage relative to SFI's strong cash generation. SFI has recorded ROE in excess of 20 per cent. in each of the past five financial years, which is indicative of an efficient and positive utilisation of shareholders' equity.

8.7.2 **Risk Factors**: Notwithstanding the above, the Transactions will carry certain risks, some of which are highlighted below:

(i) **Risks related to SFI's industry.**

(a) **Outbreak of animal and food-related diseases**: The food-industry is susceptible to the outbreak of animal and food-related diseases. Such outbreaks could interrupt the operations of the SFI Group and may have an adverse effect on the business and financial position of the SFI Group.

(b) **Health and hygiene issues**: The food preparation, manufacturing and processing operations of the SFI Group are subject to periodic checks by the relevant authorities, which may withdraw or suspend the SFI Group's manufacturing licence or activities, or impose penalties on the SFI Group, as a result of health and hygiene issues. In the event that there are any food poisoning cases or food scares related to the SFI Group, the SFI Group may face a loss in customer confidence which could lead to cancellation of major contracts.

[20] The term "**net borrowings**" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions, medium term notes, financial guarantee contracts and finance lease liabilities, net of cash and bank balances.

(c) **Product liability**: The SFI Group supplies, prepares, manufactures and processes food materials and food products, which may be raw, processed, partially cooked or fully cooked. In the event that the food materials or food products contain defects in the products or in the containers of the products which are caused by flaws in product design or process design and control, or by negligence, omission, wilful action or sabotage, the SFI Group may be subject to lawsuits and product liability claims for any accidental death, bodily injury or illness to any person.

(d) **Competitive Industry**: The food services industry and the markets for the products of the SFI Group are competitive. Accordingly, there is no assurance that the SFI Group can expand its business. There may be pressures on the profitability of the SFI Group if it is unable to maintain its cost competitiveness.

(e) **Raw material pricing**: The prices of food products purchased by the SFI Group may fluctuate due to changes in supply and demand conditions. Any shortage in supply or upsurge in demand may lead to an increase in prices, which may adversely affect the SFI Group's profits on committed sales orders and medium term contracts. Price fluctuations in imported raw materials may also have an impact on the margins of the manufactured goods of the SFI Group.

(f) **Recent economic events**: The global economy is currently in a recession, which would affect macroeconomic conditions and consumer demand in the markets in which the SFI Group operates. A prolonged recession may adversely affect the performance and value of the SFI Group.

(ii) **Risks related to the SFI Group.**

(a) **Integration**: The integration of the businesses and operations of SFI with those of the Company will require management time and resources, and there can be no assurance that business operations will not be disrupted during the initial integration period. Synergies are expected to be achieved in the areas of procurement, supply chain logistics, product development, production and sales. However, it is possible that the full extent of the cost savings expected from the areas mentioned above may not be achieved. Furthermore, as mentioned in **Sections 9.5**, **9.6** and **9.8** of this Circular, fair value adjustments and the effect of amortisation of intangibles identified in the acquisition of SFI, will be determined based on a purchase price allocation to be conducted post-acquisition of SFI. Such adjustments and effect of amortisation will affect the actual reported EPS, the ROE and the NTA of the Group in the future.

(b) **Prevailing UK conditions**: About half of the revenue of the SFI Group is derived from its business operations undertaken in the UK. The current contraction of the UK economy and any further depreciation in the Pound Sterling relative to the Singapore Dollar could adversely affect the performance of the UK operations.

(c) **Dependence on key management personnel:** The success of the SFI Group's business is dependent in part on the service and performance of its key management personnel. There is no assurance that post-acquisition, the Company will be able to retain the key management personnel of the SFI Group. The loss of key management personnel and the inability to find suitable replacements would have an adverse impact on the Company's operations and performance. Notwithstanding this, the Company has had discussions with the SFI senior management, both in Singapore and in the UK. It is confident of its ability to retain the key management personnel of the SFI Group.

Notwithstanding the foregoing risk factors, the Directors will work towards mitigating such risk factors.

9. PROFORMA FINANCIAL EFFECTS AND FUNDING

9.1 Assumptions. The proforma financial effects of the Acquisition and/or the Transactions as reflected in this Circular, in particular, the proforma financial effects of:

9.1.1 the Acquisition and Transactions on (i) the consolidated revenue of the Group, (ii) the consolidated EBITDA of the Group, (iii) the consolidated EPS of the Company, (iv) the ROE of the Group, (v) the net gearing of the Group, (vi) the consolidated NTA per Share, (vii) the consolidated cash and debt position of the Group, and (viii) the share capital of the Company set out below; and

9.1.2 the Transactions on the ROIC of the Company as set out in **Section 8.4.6** of this Circular,

are prepared purely for illustration and do not reflect the future financial performance and condition of the Company and/or the Group after the Acquisition and/or the Transactions.

The proforma financial effects in this Circular do not include the costs and expenses associated with the Transactions.

9.2 Financial Statements. The proforma financial effects in **Sections 9.3** to **9.8** of this Circular have been prepared based on the latest audited consolidated financial statements of the Group for FY2008 and latest audited consolidated financial statements of the SFI Group for the financial year ended 31 December 2007. The proforma financial effects in **Section 9.9** of this Circular have been prepared based on the latest announced unaudited consolidated financial statements of the Group for the six-month period ended 30 September 2008 and the latest announced unaudited consolidated financial statements of the SFI Group for the nine-month period ended 30 September 2008.

The latest announced unaudited consolidated balance sheet of the SFI Group as at 30 September 2008 is as follows:

	SFI Group		SFI	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
S$'000				
Non-current assets				
Property, plant & equipment	105,365	113,279	6,761	5,711
Intangible assets	67,049	69,558	—	—
Subsidiaries	—	—	103,173	105,042
Jointly controlled entity	271	276	50	50
Other investments	25	207	—	—
Other assets	107	107	107	107
Deferred tax assets	919	957	393	391
	173,736	184,384	110,484	111,301
Current assets				
Inventories	48,339	51,029	23,177	26,633
Trade and other receivables	103,779	118,698	28,529	41,534
Cash and bank balances	17,428	26,221	11,386	10,888
	169,546	195,948	63,092	79,055
Total assets	343,282	380,332	173,576	190,356
Equity attributable to equity holders of SFI				
Share capital	36,219	36,016	36,219	36,016
Reserves	110,100	118,288	37,630	51,836
	146,319	154,304	73,849	87,852
Minority interest	10,718	10,551	—	—
Total equity	157,037	164,855	73,849	87,852
Non-current liabilities				
Financial liabilities	18,183	24,632	—	—
Deferred tax liabilities	2,885	3,736	—	—
	21,068	28,368	—	—
Current liabilities				
Financial liabilities	56,785	45,310	29,600	24,100
Trade and other payables	99,342	127,294	68,320	73,455
Current tax payable	9,050	14,505	1,807	4,949
	165,177	187,109	99,727	102,504
Total liabilities	186,245	215,477	99,727	102,504
Total equity and liabilities	343,282	380,332	173,576	190,356

9.3 **Revenue.** For illustrative purposes only and assuming that the Acquisition and the Transactions had been effected on 1 April 2007, the proforma financial effects on the consolidated revenue of the Group for FY2008 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions[1]
Revenue (S$ million)	958	1,673	1,673

Note:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

9.4 **EBITDA.** For illustrative purposes only and assuming that the Acquisition and the Transactions had been effected on 1 April 2007, the proforma financial effects on the consolidated EBITDA of the Group for FY2008 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions[1]
EBITDA[2] (S$ million)	286	360	360

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

(2) In the calculation of EBITDA, "**earnings**" means profit before tax and exceptional items.

9.5 **EPS.** For illustrative purposes only and assuming that the Acquisition and the Transactions had been effected on 1 April 2007, the proforma financial effects on the consolidated earnings of the Group for FY2008 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions[1]
Profits attributable to Shareholders[2] (S$ million)	195	211	217
EPS[3] (Singapore cents)	18.1	19.5	20.1
Diluted EPS[4] (Singapore cents)	17.0	18.3	18.9

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

(2) The term "**profits attributable to Shareholders**" means profits after tax and minority interest. Further, the profits attributable to Shareholders after the Acquisition and after the Transactions exclude the effect of fair value adjustments to the assets, liabilities and contingent liabilities arising from the acquisition of SFI, and the effect of the amortisation of intangibles identified in the acquisition of SFI. The fair value adjustments and the value of intangibles will be determined based on a purchase price allocation exercise to be conducted subsequent to the acquisition of SFI.

(3) Based on 1,079,236,594 Shares in issue as at the Latest Practicable Date. The calculations have been made without taking into account the exercise of options granted under the share option plan, or the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

(4) Based on the maximum potential issued shares in the Company of 1,148,083,705 as at the Latest Practicable Date, taking into account the exercise of options granted under the share option plan and the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

9.6 **ROE**. For illustrative purposes only and assuming that the Acquisition and the Transactions had been effected on 1 April 2007, the proforma financial effects on the ROE of the Group for FY2008 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions(1)
ROE(2) (%)	14.4	15.6	16.1

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

(2) "**ROE**" of the Group is the profit attributable to Shareholders expressed as a percentage of the average equity holder's funds. The term "**profits attributable to Shareholders**" means profits after tax and minority interest. Further, the profits attributable to Shareholders after the Acquisition and after the Transactions exclude the effect of fair value adjustments to the assets, liabilities and contingent liabilities arising from the acquisition of SFI, and the effect of the amortisation of intangibles identified in the acquisition of SFI. The fair value adjustments and the value of intangibles will be determined based on a purchase price allocation exercise to be conducted subsequent to the acquisition of SFI.

9.7 **Net Gearing**. For illustrative purposes only and assuming that the Acquisition and the Transactions had been completed on 31 March 2008, being the most recently completed financial year, the proforma financial effects on the net gearing of the Group for FY2008 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions(1)
Net gearing(2) (%)	(0.35)(3)	(0.08)(3)	0.04

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

(2) The term "**net gearing**" means the ratio of net borrowings to equity. The term "**net borrowings**" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions, medium term notes, financial guarantee contracts and finance lease liabilities, net of cash, fixed deposit balances and cash deposits placed with SIA, and the term "**equity**" means the amount represented by the aggregate of the issued and paid-up ordinary share capital, reserves and minority interests.

(3) A negative net gearing implies a positive cash position.

As set out in more detail in **Section 8.5.3**(iii) of this Circular, the Company expects to retain significant financial flexibility following the Transactions by virtue of the strong cash generation which the combined business is expected to enjoy.

9.8 **NTA per Share**. For illustrative purposes only and assuming that the Acquisition and the Transactions had been completed on 31 March 2008, being the most recently completed financial year, the proforma financial effects on the consolidated NTA per Share of the Group are as follows:

	Before the Transactions	After the Acquisition	After the Transactions(1)
NTA attributable to Shareholders(2) (S$ million)	1,277	1,002	853
NTA per Share(3) (Singapore cents)	118.4	92.8	79.0
Diluted NTA per Share(4) (Singapore cents)	111.3	87.3	74.3

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

(2) The consolidated NTA of the Group attributable to Shareholders after the Acquisition and after the Transactions excludes the effect of fair value adjustments to the assets, liabilities and contingent liabilities arising from the acquisition of SFI. The fair value adjustments will be determined based on a purchase price allocation exercise to be conducted subsequent to the acquisition of SFI.

(3) Based on 1,079,236,594 Shares in issue as at the Latest Practicable Date. The calculations have been made without taking into account the exercise of options granted under the share option plan, or the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

(4) Based on the maximum potential issued shares in the Company of 1,148,083,705 as at the Latest Practicable Date, taking into account the exercise of options granted under the share option plan and the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

As is typical for a branded consumer staples business, a significant part of SFI's value is embedded in non-tangible assets such as its brands and goodwill and is therefore not fully captured in the accounting definition of NTA. For the reasons stated in **Section 8** of this Circular, the Company is confident that the acquisition of SFI will create significant shareholder value.

9.9 **Funding; Cash and Debt Position.** The Aggregate Consideration is currently intended to be funded fully by internal resources. For illustrative purposes only and assuming that the Acquisition and the Transactions had been completed on 30 September 2008, the proforma financial effects on the consolidated cash and debt position of the Group as at 30 September 2008 are as follows:

	Before the Transactions (S$ million)	After the Acquisition (S$ million)	After the Transactions[1] (S$ million)
The Group			
Short-term non-equity investments, cash and cash equivalents			
Short-term non-equity investments	41	41	41
Deposits placed with SIA[2]	99	99	99
Cash and bank balances	23	41	41
Fixed deposits	573	239	64
Cash proceeds from exercise of Options	—	—	18
Total	**736**	**419**	**262**
Financial debt			
Notes payable	200	200	200
Financial leases	4	4	4
Term loans	4	4	4
SFI financial debt	—	75	75
Total	**208**	**283**	**283**
Net cash/(debt)[3]	**528**	**136[4]**	**(21)[5]**

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

(2) Represents cash deposits placed with SIA which, together with receivables outstanding from the SIA group, constitute the line item **"related companies"** in the Company's financial statements.

(3) Includes short-term non-equity investments.

(4) Does not include minority interests that would be outstanding at SFI after the Acquisition and before the Offer.

(5) The net debt position after the Transactions includes the aggregate cash proceeds of approximately S$18.2 million to SFI, assuming all Options with an exercise price (as provided to the Company by SFI as at the Latest Practicable Date) below the Offer Price, are exercised by the relevant Optionholders into new SFI Shares.

9.10 **Share Capital.** As no new shares will be issued by the Company in connection with any of the Transactions, the Transactions will not have any impact on the issued and paid-up share capital of the Company.

10. INTERESTED PERSON TRANSACTION

10.1 Interests in the Company and SFI.

10.1.1 **The Company**: (i) As at the Latest Practicable Date, SIA was interested in approximately 80.61 per cent. of all the Shares, and as at 1 December 2008, Temasek was, in turn, interested in approximately 54.44 per cent. of the shares in SIA[21], and (ii) as at the Latest Practicable Date, STAM was interested in approximately 0.004 per cent. of all the Shares, and Temasek was, in turn, interested in 100 per cent. of the shares in STAM. Accordingly, Temasek, through SIA and STAM, was deemed to be interested in approximately 80.62 per cent. of the Shares.

10.1.2 **SFI**: As at the Latest Practicable Date, Temasek, through the Seller and STAM, each a wholly-owned subsidiary of Temasek, was deemed to be interested in approximately 69.80 per cent. of the shares in SFI.

10.2 **Interested Person.** Temasek is a controlling shareholder (as defined in the Listing Manual) of the Company and each of the Seller and SIA is an associate of Temasek. Accordingly, the Acquisition is an interested person transaction under Chapter 9 of the Listing Manual.

10.3 **Value at Risk.** The Aggregate Acquisition Consideration (being the value at risk of the Acquisition) represents 26 per cent. of the latest consolidated audited NTA value of the Group as at 31 March 2008.

10.4 **Shareholders' Approval.** As the Aggregate Acquisition Consideration represents more than five per cent. of the latest consolidated audited NTA of the Group of approximately S$1,277,371,000 as at 31 March 2008, pursuant to Rules 906 and 918 of the Listing Manual, the Company must obtain the approval of Shareholders for the Acquisition in a general meeting prior to Completion.

Each of SIA and STAM, an associate of Temasek, is required to abstain from voting all the Shares held by it in the capital of the Company, at the general meeting to obtain the approval of Shareholders for the Acquisition, pursuant to Rule 919 of the Listing Manual. As at the Latest Practicable Date, SIA held 870,000,000 Shares, representing approximately 80.61 per cent. of all the Shares, and STAM held 40,000 Shares, representing approximately 0.004 per cent. of all the Shares.

10.5 **Current Total of Interested Persons Transactions.** In the current financial year to the Latest Practicable Date, the total of all transactions with the Seller and its associates and the total of all interested persons transactions was S$21,453,000.

---

[21] In this Circular, for the purpose of computation, the number of ordinary shares in the capital of SIA is 1,185,215,353 (excluding 1,332,438 shares held as treasury shares).

Other than as disclosed in this Circular, transactions less than S$100,000 and transactions carried out under the Company's general mandate for transactions with interested persons (which was renewed at the Company Annual General Meeting held on 24 July 2008 until the next Annual General Meeting of the Company), the Company has not entered into any other interested person transactions in the current financial year to the Latest Practicable Date.

Save as aforesaid, no other interested person transaction has been entered into with the Seller and its associates in the current financial year to the Latest Practicable Date.

10.6 **Opinion of ING.** ING has been appointed as the independent financial adviser in relation to the Acquisition by the Independent Directors. **Based on the considerations set out in the IFA Letter, and subject to the assumptions and qualifications set out therein, ING is of the opinion that the Acquisition is on normal commercial terms and is not prejudicial to the interests of the Company and its minority Shareholders.**

The IFA Letter is set out in **Appendix 1** to this Circular. **Shareholders are advised to read the IFA Letter carefully.**

10.7 **Statement of Audit Committee.** The Audit Committee has reviewed the rationale and terms of the Acquisition and, having regard to the opinion of ING set out in the IFA Letter, **is of the view that the Acquisition is on normal commercial terms and is not prejudicial to the interests of the Company and its minority Shareholders.**

As at the Latest Practicable Date, no dividends, rights or other distributions have been announced or declared by SFI. The foregoing opinion assumes that between the Latest Practicable Date and Completion, no dividends, rights or other distributions with a record or books closure date before Completion is announced or declared by SFI[22].

11. MAJOR TRANSACTION

11.1 **Relative Figures.** The relative figures for the Transactions computed on their relevant bases set out in Rule 1006 of the Listing Manual are set out below:

Rule 1006	Bases	The Transactions (S$)	Group (S$)	Relative Figures (%)
(a)	Net asset value of the assets disposed of, compared with the Group's net asset value	N.A.	N.A.	N.A.
(b)	Net profits[23] attributable to the Sale Shares and the Offer Shares(1), compared with the Group's net profits	50,994,000	210,358,000	24.2

[22] Based on SFI's dividend history, SFI closed its books on 5 January 2005, 11 January 2006, 11 January 2007 and 10 January 2008 to determine SFI Shareholders' entitlement to the interim dividends for the third quarter ended 30 September ("3Q") 2004, 3Q 2005, 3Q 2006 and 3Q 2007 respectively. The Audit Committee notes that no interim dividends were declared in respect of 3Q 2008.

[23] Pursuant to Rule 1002(3)(b) of the Listing Manual, the term "**net profits**" means profit or loss before income tax, minority interests and extraordinary items. Net profits refer to profits earned in the 12-month period ended 30 September 2008.

Rule 1006	Bases	The Transactions (S$)	Group (S$)	Relative Figures (%)
(c)	Aggregate Consideration to be given, compared with the Company's market capitalisation[24]	509,473,586	1,531,899,257	33.3
(d)	Number of equity securities issued by the Company as consideration for the Transactions, compared with the number of equity securities previously in issue	N.A.	N.A.	N.A.

Note:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,821,060 as at the Latest Practicable Date.

11.2 **Shareholders' Approval.** As the figures computed pursuant to Rules 1006(b) and 1006(c) of the Listing Manual exceed 20 per cent., the Transactions constitute a major transaction by the Company under Chapter 10 of the Listing Manual. Pursuant to Rule 1014 of the Listing Manual, the Company must obtain the approval of Shareholders for the Transactions in a general meeting prior to Completion.

12. DIRECTORS', CONTROLLING SHAREHOLDERS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS, ETC.

12.1 Directors.

12.1.1 Interests: Mr Ng Kee Choe, an independent Director of the Company, is also a member of the Advisory Panel of Temasek. Mr Mak Swee Wah, a non-independent Director of the Company, is also an executive vice president of SIA, an associate of Temasek. The shareholding of Mr Ng Kee Choe is set out in **Section 12.1.2** of this Circular below.

12.1.2 Interests In Shares: As at the Latest Practicable Date, the interests of the Directors in Shares, as recorded in the Company's Register of Directors' Shareholdings, were as follows:

Directors	Direct Interest		Deemed Interest(1)		Total Interest	
	No. of Shares	%(2)	No. of Shares	%(2)	No. of Shares	%(2)
Edmund Cheng Wai Wing	—	—	—	—	—	—
David Zalmon Baffsky	—	—	—	—	—	—
Khaw Kheng Joo	—	—	—	—	—	—
Rajiv Behari Lall	—	—	—	—	—	—
Mak Swee Wah	—	—	—	—	—	—
Ng Kee Choe	11,000	0.001	—	—	11,000	0.001

24 Pursuant to Rule 1002(5) of the Listing Manual, the "**market capitalisation**" of the Company is determined by multiplying 1,079,236,594 Shares in issue as at 1 December 2008 (being the market day immediately preceding the date of the Sale and Purchase Agreement) by the weighted average price of such Shares transacted on such date.

Directors	Direct Interest		Deemed Interest[1]		Total Interest	
	No. of Shares	%[2]	No. of Shares	%[2]	No. of Shares	%[2]
Ow Chin Hock	—	—	—	—	—	—
Keith Tay Ah Kee	35,000	0.003	—	—	35,000	0.003
Yeo Chee Tong	200,000	0.019	—	—	200,000	0.019

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act.

(2) Based on 1,079,236,594 Shares as at the Latest Practicable Date.

12.1.3 **Directors' service contracts**: No person is proposed to be appointed as a Director in connection with the Transactions. Accordingly, no service contract is proposed to be entered into between the Company and any such person.

Save as disclosed above, and based on the information available to the Company as at the Latest Practicable Date, none of the Directors of the Company has any interest, direct or indirect, in the Transactions.

12.2 Controlling Shareholders.

12.2.1 **SIA**: As at the Latest Practicable Date, based on the Company's Register of Substantial Shareholders, SIA held 870,000,000 Shares, representing approximately 80.61 per cent. of all the Shares.

12.2.2 **Temasek**: (i) As at 1 December 2008, Temasek held 645,354,600 ordinary shares in SIA, representing approximately 54.44 per cent. of all the shares in the capital of SIA, and (ii) as at the Latest Practicable Date, Temasek held all the shares in the capital of STAM. Accordingly, Temasek, through SIA and STAM, is deemed to be interested in approximately 80.62 per cent. of the Company. Temasek, through the Seller and STAM, each a wholly-owned subsidiary of Temasek, is also deemed to be interested in approximately 69.80 per cent. of SFI.

Save as disclosed above, and based on the information available to the Company as at the Latest Practicable Date, none of the controlling Shareholders has any interest, direct or indirect, in the Transactions.

12.3 Substantial Shareholders.

12.3.1 **Interests in Shares**: As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares, as recorded in the Company's Register of Substantial Shareholders, were as follows:

Substantial Shareholders	Direct Interest		Deemed Interest[1]		Total Interest	
	No. of Shares	%[2]	No. of Shares	%[2]	No. of Shares	%[2]
SIA	870,000,000	80.61	—	—	870,000,000	80.61
Temasek	—	—	870,040,000[3]	80.62	870,040,000	80.62

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act.

(2) Based on 1,079,236,594 Shares as at the Latest Practicable Date.

(3) Temasek is deemed to be interested in the additional 40,000 Shares held by STAM, a wholly-owned subsidiary of Temasek.

12.4 Abstention from Voting.

12.4.1 **Directors:** Mr Ng Kee Choe, an independent Director of the Company, is also a member of the Advisory Panel of Temasek.

As at the Latest Practicable Date, the interests of Mr Ng in Shares, as recorded in the Company's Register of Directors' Shareholdings, was 11,000 Shares.

Accordingly, Mr Ng will be abstaining from making any recommendation on the Transactions to Shareholders, and Mr Ng will also abstain from voting on the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof).

12.4.2 **Associates of interested person:** Each of SIA and STAM, an associate of Temasek, will abstain, and will ensure that its associates will abstain, from voting on the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof).

12.5 Voting Undertakings. As at the Latest Practicable Date, the Company received irrevocable undertakings from the Company's Workers' Union and the Shareholders set out in **Appendix 3** to this Circular (the "**Relevant Shareholders**") who are Directors or management (as the case may be) of the Group, that they will, and will procure that their nominee(s) (if any) will, vote all of their Shares, in favour of the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof) (collectively, the "**Voting Undertakings**"). The Company's Workers' Union and the Relevant Shareholders held Shares, in aggregate, representing approximately (i) 0.35 per cent. of all the Shares[25], and (ii) 1.82 per cent. of all the Shares held by Independent Shareholders, each, as at the Latest Practicable Date.

Each of the Voting Undertakings shall come into force and be binding upon the relevant Shareholder from 5 January 2009 until the earlier of the following dates (i) if the Sale and Purchase Agreement is not terminated, the date of Completion, or (ii) if the Sale and Purchase Agreement is terminated, the date on which the Sale and Purchase Agreement is terminated.

13. ADVICE BY ING AND INDEPENDENT DIRECTORS' RECOMMENDATION

13.1 Key Considerations relied upon by ING. In arriving at its advice for the Acquisition, ING has relied on the key considerations as set out in paragraph 6 of the IFA Letter and reproduced below. The considerations set out should be considered in the context of the entirety of the IFA Letter. All capitalised terms in the analysis set out below shall have the same meanings as defined in the IFA Letter.

[25] Based on 1,079,236,594 Shares as at the Latest Practicable Date.

"In arriving at our opinion in respect of the Acquisition, we have reviewed and evaluated all key factors, including the views and representations of the Directors and management of the Company, which we deem to have significant relevance to our assessment of whether the Acquisition is on normal commercial terms and is not prejudicial to the interests of the Company and the Independent Shareholders.

We have taken into account the following, which should be read in conjunction with, and interpreted, in the full context of this letter:–

(a) The rationale for and benefits of the Acquisition and synergies, risk factors and other considerations considered by SATS;

(b) The Purchase Price represents a premium of approximately 18.0% to 25.2% over SFI Shares' 1-month, 3-month, 6-month and 12-month VWAPs preceding the Pre-SGX-ST Query Date of S$0.7425, S$0.7538, S$0.7745 and S$0.7879, respectively;

(c) The Purchase Price represents a premium of approximately 9.6% over SFI Shares' VWAP of S$0.8482 and a discount of approximately 4.6% from the highest price traded of S$0.9750, during the Pre-Acquisition Announcement Period;

(d) The Purchase Price represents a premium of approximately 4.5% over SFI Shares' last transacted price of S$0.8900 on 1 December 2008, being the last full trading day for SFI Shares prior to the Acquisition Announcement Date;

(e) The Purchase Price represents a premium of approximately 5.1% over SFI Shares' last transacted price of S$0.8850 on the Latest Practicable Date;

(f) The LTM EV/EBITDA ratio of SFI implied by the Purchase Price is within the range and is higher than the mean but lower than the median of the LTM EV/EBITDA ratios of the Comparable Companies;

(g) The historical EV/EBITDA ratio of SFI implied by the Purchase Price is within the range and is higher than the mean and the median of the historical EV/EBITDA ratios of the Comparable Companies;

(h) The historical and LTM P/E ratios of SFI implied by the Purchase Price are within the range, but higher than the mean and median of the historical and LTM P/E ratios of the Comparable Companies;

(i) The historical and LTM P/NAV ratios of SFI implied by the Purchase Price are higher than the range of the historical and LTM P/NAV ratios of Comparable Companies;

(j) The premia over SFI's last transacted, 1-month, 3-month and 6-month share prices prior to the SGX-ST Query Date represented by the Purchase Price are within the range, but lower than the mean and the median premia of those represented by the selected take-over offer transactions;

(k) On a proforma basis, the Acquisition is earnings accretive for SATS, increasing its FY2008 EPS by 7.7%, from S$0.181 to S$0.195, and also enhances SATS' FY2008 ROE from 14.4% to 15.6%. However, the NTA per share of SATS as at 31 March 2008 would have decreased by 21.6% from S$1.184 to S$0.928. Assuming that the Acquisition had been completed on 30 September 2008, SATS would have net cash of S$136 million as at 30 September 2008 as compared to S$528 million before the Acquisition; and

(l) As at the Latest Practicable Date, no dividends, rights or other distributions have been announced or declared by SFI."

13.2 **ING's Recommendation to the Independent Directors.** In addition to the opinion of ING set out in **Section 10.6** of this Circular, ING has also advised the Independent Directors to make the following recommendation to Independent Shareholders in relation to the Acquisition, as set out in paragraph 6 of the IFA Letter and reproduced below:

"*Having regard to the foregoing, we are of the opinion that, on the balance, the Acquisition is on normal commercial terms and not prejudicial to the interests of SATS and the Independent Shareholders. Accordingly, we advise the Independent Directors to recommend that the Independent Shareholders vote in favour of the Acquisition.*

Our opinion in respect of the Acquisition is based upon market, economic, industry, monetary and other conditions prevailing as at the Latest Practicable Date, and information made available to us as at the Latest Practicable Date."

13.3 **Independent Directors' Recommendation.** The Independent Directors have considered the opinion and advice given by ING set out in the IFA Letter.

As at the Latest Practicable Date, no dividends, rights or other distributions have been announced or declared by SFI. The opinion of ING set out in the IFA Letter and the recommendation below assume that between the Latest Practicable Date and Completion, no dividends, rights or other distributions with a record or books closure date before Completion is announced or declared by SFI.

Taking into consideration the statement of the Audit Committee set out in **Section 10.7** of this Circular and the opinion and advice given by ING set out in the IFA Letter, **the Independent Directors (with Mr Ng Kee Choe abstaining for the reason mentioned in Section 12.1.1 of this Circular) recommend that the Independent Shareholders vote in favour of the ordinary resolution relating to the Transactions at the EGM.**

The Independent Directors further recommend that any individual Shareholder who may require specific advice in relation to his or her investment portfolio should consult his or her stockbroker, bank manager, solicitor, accountant, tax advisor or other professional advisers.

14. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 63 and 64 of this Circular, will be held on 20 January 2009 at the Grand Ballroom Level 2 Grand Hyatt Singapore 10 Scotts Road Singapore 228211 at 9.30 a.m. for the purpose of considering and, if thought fit, passing with or without any modifications, the ordinary resolution set out in the Notice of EGM.

15. ACTION TO BE TAKEN BY SHAREHOLDERS

15.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the office of the Company's Share Registrar, M&C Services Private Limited, 138 Robinson Road #17-00 The Corporate Office Singapore 068906 not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so.

The persons who shall be abstaining from voting on the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof) as set out in **Section 12.4** of this Circular shall not appoint any proxies to attend and vote at the EGM on their behalf.

15.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

16. GENERAL INFORMATION

Appendix 2 to this Circular sets out additional general information relating to the Transactions.

17. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company at 20 Airport Boulevard SATS Inflight Catering Centre 1 Singapore 819659 during normal business hours from the date of this Circular up to the date of the EGM:

(i) the Annual Report of the Company for FY2008;

(ii) the latest announced unaudited consolidated financial statements of the Group for the six-month period ended 30 September 2008;

(iii) the IFA Letter set out in **Appendix 1** to this Circular; and

(iv) the consent referred to in **paragraph 2** of **Appendix 2** to this Circular.

In addition, a copy of the Sale and Purchase Agreement is available for inspection at the registered office of the Company during normal business hours for a period of three months from 2 December 2008, being the Acquisition Announcement Date.

18. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors (including those who have delegated detailed supervision of this Circular) collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading. Where information has been extracted from published or otherwise publicly available sources (including, without limitation, in relation to the SFI Group), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Circular.

BY ORDER OF THE BOARD

Shireena Woon (Ms)
Company Secretary
5 January 2009
Singapore

LETTER FROM ING BANK N.V. TO THE INDEPENDENT DIRECTORS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ING

ING Bank N.V.
9 Raffles Place #19-02
Republic Plaza
Singapore 048619

5 January 2009

The Independent Directors of
Singapore Airport Terminal Services Limited
SATS Inflight Catering Centre 1
20 Airport Boulevard
Singapore 819659

Dear Sirs,

ACQUISITION OF SINGAPORE FOOD INDUSTRIES LIMITED

1. INTRODUCTION

On 2 December 2008 (the "**Acquisition Announcement Date**"), Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") announced that it had entered into a conditional sale and purchase agreement to acquire 359,731,154 ordinary shares (each an "**SFI Share**") in the capital of Singapore Food Industries Limited ("**SFI**"), representing approximately 69.62% of the entire issued shares in the capital of SFI, from Ambrosia Investment Pte. Ltd. (the "**Seller**") for S$0.93 per SFI Share (the "**Purchase Price**") or an aggregate consideration of S$334,549,973.22 (the "**Acquisition**"). The consideration is to be satisfied in cash.

The Seller is a wholly-owned subsidiary of Temasek Holdings (Private) Limited ("**Temasek**") as at the Latest Practicable Date (as defined herein). As at 31 December 2008, Temasek is also deemed interested in approximately 54.44% of Singapore Airlines Limited, the parent company of SATS which is in turn interested in approximately 80.61% of SATS.

Accordingly, the Acquisition constitutes an Interested Person Transaction under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") by virtue of Temasek's interests in both SFI and SATS. Further, as the value of the Acquisition exceeds 5% of the Company's latest audited consolidated net tangible assets ("**NTA**") of approximately S$1,277,371,000 as at 31 March 2008, the approval of SATS' shareholders ("**Shareholders**") who are considered independent of the Acquisition (the "**Independent Shareholders**") is required pursuant to rules 906 and 918 of the Listing Manual.

This letter forms part of the Company's circular to Shareholders dated 5 January 2009 (the "**Circular**") which provides, *inter alia*, details of the Acquisition and the recommendation of the Directors who are considered independent of the Acquisition (the "**Independent Directors**"). We recommend that the Independent Directors advise the Independent Shareholders to read the Circular carefully and in its entirety.

Unless otherwise defined or where the context otherwise requires, capitalised terms used in this letter shall have the same meaning as defined in the Circular.

2. TERMS OF REFERENCE

ING Bank N.V. ("**ING**") has been appointed to advise the Independent Directors only in respect of whether the Acquisition is on normal commercial terms and is not prejudicial to the interests of the Company and the Independent Shareholders. This letter is only for the use and benefit of the Independent Directors and the recommendations made by them to the Independent Shareholders are the responsibility of the Independent Directors.

ING is neither a party to the negotiations or discussions in relation to the Acquisition, nor were we involved in the deliberations leading up to the decision on the part of the Directors to enter into the Acquisition or to obtain the approval of Independent Shareholders for the Acquisition. Our terms of reference do not require us to evaluate or comment on the strategic, commercial, financial merits or risks (if any) of the Acquisition or to compare its relative merits vis-à-vis alternative transactions previously considered by the Company (if any) or that may otherwise be available to the Company currently or in the future, and we do not express an opinion on any of the aforesaid.

For the purpose of our advice and opinion, we have relied on publicly available information collated by us, information set out in the Circular, and information (including representations, opinions, facts and statements) provided to us by the Directors, management and employees, and the advisors of the Company. We have relied on the assurances of the Directors of the Company that they jointly and severally accept full responsibility for the accuracy, completeness and adequacy of such information and they have confirmed to us that, upon making all reasonable inquiries and to the best of their respective knowledge, information and belief, all material information in connection with the Acquisition, the Circular and the Company has been disclosed to us, that such information is accurate and fair in all material respects and that there is no other information or fact, the omission of which would cause any information disclosed to or relied upon by us or the facts of or in relation to the Acquisition and/or the Company to be inaccurate or misleading in any material respect.

We have not independently verified any of the aforesaid information whether written or verbal, and have assumed its truth, accuracy, completeness and adequacy, including without limitation any information on the assets and liabilities of the Company. Accordingly, we cannot and do not represent or warrant (expressly or impliedly), and do not accept any responsibility for the truth, accuracy, completeness or adequacy of such information. We have further assumed that all statements of fact, belief, opinion and intention made by the Directors and the management of the Company to us or in the Circular have been reasonably made after due and careful inquiry. However, we have made reasonable enquiries and exercised our judgment on the reasonable use of such information and found no reason to doubt the accuracy and reliability of the information.

The scope of our appointment does not require us to conduct a comprehensive independent review of the business, operations or financial condition of the Company and/or the Company and its subsidiaries as a whole (the "**Group**") and/or SFI, or to express, and we do not express, a view on the future growth prospects, value and earnings potential of the Company and/or the Group and/or SFI. Such review or comment, if any, remains the responsibility of the Directors and the management of the Company and/or the Group and/or SFI, although we may draw upon their views or make such comments in respect thereof (to the extent required by the Listing Manual and/or deemed necessary or appropriate by us) in arriving at our advice as set out in this letter. We have not obtained from the Company and/or the Group and/or SFI any projection of the future performance including financial performance of the Company and/or the Group and/or SFI and further, we did not conduct discussions with the Directors and management of the Company

and/or the Group and/or SFI on, and did not have access to, any business plan and financial projections of the Company and/or the Group. We also do not express an opinion herein as to the prices at which the shares of the Company may trade or the future value, financial performance or condition of the Company and/or the Group, upon or after completion of the Acquisition.

The Company has been separately advised by its advisers in the preparation of the Circular (other than this letter). We have no role or involvement and have not provided any advice, financial or otherwise, whatsoever in the preparation, review and verification of the Circular (other than this letter). Accordingly, we take no responsibility for and express no views, express or implied, on the contents of the Circular (other than this letter).

Our advice and opinion herein is based upon market, economic, industry, monetary and other conditions prevailing on, and the information provided to us as at 29 December 2008 (the "**Latest Practicable Date**"). Such conditions may change significantly over a relatively short period of time. We assume no responsibility to update, revise or reaffirm our opinion in light of, and this letter does not take into account, any subsequent development after the Latest Practicable Date that may affect our opinion herein. Shareholders should also take note of any announcements relevant to the Acquisition which may be released by the Company after the Latest Practicable Date.

3. TERMS AND CONDITIONS OF THE ACQUISITION

The full text of information on the terms and conditions of the Acquisition has been set out in section 2 of the Circular.

4. INFORMATION ON SFI

The full text of information on SFI has been set out in section 7 of the Circular.

5. EVALUATION OF THE ACQUISITION

In the course of our evaluation of the Acquisition, we have given due consideration to, *inter alia*, the following factors:

(a) Rationale for and benefits of the Acquisition and synergies, risk factors and other considerations considered by SATS;

(b) Market price performance of SFI Shares;

(c) Valuation analysis of selected listed companies broadly comparable to SFI;

(d) Take-over premium of selected companies listed on the SGX-ST;

(e) Proforma financial effects of the Acquisition; and

(f) Other relevant considerations.

5.1 Rationale for and benefits of the Acquisition and synergies, risk factors and other considerations considered by SATS

The full text of information on the rationale for and benefits of the Acquisition and synergies, risk factors and other considerations considered by SATS has been set out in section 8 of the Circular. The commentary below should be read in conjunction with, and interpreted, in the full context of section 8 of the Circular.

In particular, we note the following comments made by SATS:

(a) The Acquisition is in line with SATS' mid and long term strategy to, *inter alia*, develop a strong, world-class Singapore-based business in airport and food services and expand SATS' business overseas. SATS believes that the Acquisition will enhance SATS' growth prospects. Please refer to sections 8.1 and 8.2 of the Circular for more information;

(b) SATS expects the integration of SATS and SFI to yield both cost and revenue synergies. In particular, SATS estimates annual recurring pre-tax cost savings of between S$12.0 million and S$15.5 million. SATS also believes that there will be significant potential to generate additional revenue from the combination of customers, products and skills. Please refer to section 8.3 of the Circular for more information;

(c) The Directors consider it preferable to use cash instead of issuing new Shares as consideration for the Acquisition and the Offer (together the "**Transactions**") for reasons set out in section 8.5.3 of the Circular;

(d) SATS believes that, after the completion of the Transactions, it will continue to have adequate resources and financial flexibility to execute its long term growth plans for both the airport services and food services businesses for the foreseeable future. Please refer to section 8.5.4 of the Circular for more information;

(e) The strategic deployment of SATS' cash resources towards the Transactions, instead of returning them to Shareholders, will enhance long term shareholder value as it allows SATS to mitigate concentration risks in the volatile aviation business and reap the benefits of the Transactions. Please refer to section 8.5.5 of the Circular for more information;

(f) SATS believes that its risk profile would improve as a result of the Acquisition for reasons set out in section 8.7.1 of the Circular; and

(g) The Acquisition will carry certain risks, including those related to (i) the industry in which SFI operates in; and (ii) the SFI Group. Please refer to section 8.7.2 of the Circular for more information.

5.2 Market price performance of SFI Shares

Global stock markets have experienced exceptional volatility in recent months due to the ongoing financial turmoil. Nonetheless, as SFI is listed on the SGX-ST, its share price should normally reflect the prevailing market assessment of its fair value. Hence, we have used the historical trading prices of SFI Shares as one of the bases of our evaluation.

We set out below in Chart (a) the daily closing market prices and trading volumes of the SFI Shares for the period commencing from 2 January 2007 to the Latest Practicable Date.

Chart (a): Market Price and Trading Volume of SFI Shares
From 2 January 2007 to the Latest Practicable Date


Purchase Price = S$0.93
2 December 2008
Announcement of the
Acquisition
22 October 2008
SGX-ST queried SFI on
the substantial increase in
SFI's share price
SFI Share Price (S$)
Volume
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume
SFI Share Price
Purchase Price

Source: Bloomberg

From the above market price and trading volume information, we set out the trading statistics of SFI Shares in Tables (1) and (2) below for the following periods:–

(a) the period from 2 January 2007 to 21 October 2008 (the "**Pre-SGX-ST Query Period**"), being the last trading day prior to the run-up in SFI share price and SGX-ST's query on the substantial increase in SFI share price on 22 October 2008 (the "**SGX-ST Query Date**"). On 23 October 2008, SFI announced that Temasek was "evaluating options" in respect of its stake in SFI;

(b) the period from 22 October 2008 to 1 December 2008, being the last full trading day for SFI Shares prior to the Acquisition Announcement Date (the "**Pre-Acquisition Announcement Period**"); and

(c) the period from 3 December 2008, being the first market day immediately after the Acquisition Announcement Date, to the Latest Practicable Date (the "**Post-Acquisition Announcement Period**").

APPENDIX 1

Table (1): SFI Market Prices

	SFI Market Price (S$)	Premium/ (Discount) implied by Purchase Price
Pre-SGX-ST Query Period		
Highest closing price (21 May 2007)	0.9750	(4.6%)
Lowest closing price (10 October 2008)	0.7050	31.9%
Last transacted price prior to the SGX-ST Query Date	0.7450	24.8%
1-month VWAP[(1)] prior to the SGX-ST Query Date	0.7425	25.2%
3-month VWAP prior to the SGX-ST Query Date	0.7538	23.4%
6-month VWAP prior to the SGX-ST Query Date	0.7745	20.1%
12-month VWAP prior to the SGX-ST Query Date	0.7879	18.0%
Pre-Acquisition Announcement Period		
Highest closing price (7 November 2008)	0.9200	1.1%
Lowest closing price (17 November 2008)	0.7650	21.6%
Highest traded price (7 November 2008)	0.9750	(4.6%)
Lowest traded price (22 October 2008)	0.7450	24.8%
VWAP	0.8482	9.6%
Last transaction price on 1 December 2008, being the last full trading day for SFI Shares prior to the Acquisition Announcement Date	0.8900	4.5%
Post-Acquisition Announcement Period		
Highest closing price (3 December 2008)	0.9100	2.2%
Lowest closing price (15 December 2008)	0.8600	8.1%
Highest traded price (3 December 2008)	0.9150	1.6%
Lowest traded price (15 December 2008)	0.8550	8.8%
VWAP	0.8944	4.0%
Last transaction price on the Latest Practicable Date	0.8850	5.1%

Source: Bloomberg and ING's computation.

Note:

(1) VWAP refers to volume weighted average price.

Table (2): SFI Trading Volume

	Average Daily Trading Volume[(1)]	As a percentage of total number of SFI Shares[(2)]
Pre-SGX-ST Query Period		
1-month period prior to the SGX-ST Query Date	294,667	0.057%
3-month period prior to the SGX-ST Query Date	138,077	0.027%
6-month period prior to the SGX-ST Query Date	136,805	0.026%
12-month period prior to the SGX-ST Query Date	143,861	0.028%
Pre-Acquisition Announcement Period	1,041,250	0.202%
Post-Acquisition Announcement Period	1,481,588	0.287%

Source: Bloomberg and ING's computation.

Notes:

(1) Number of SFI Shares traded.

(2) Based on 516,734,500 SFI Shares in issue as at the Latest Practicable Date.

Based on the above statistics, we note that:–

(i) the SFI Shares had closed within a range of S$0.705 to S$0.975 during the Pre-SGX-ST Query Period;

(ii) the Purchase Price represents a premium of 31.9% over SFI Shares' lowest closing price of S$0.7050 and a discount of 4.6% from the highest closing price of S$0.9750 during the Pre-SGX-ST Query Period;

(iii) the Purchase Price represents a premium of approximately 24.8% over SFI Shares' last transacted price of S$0.7450 on the last trading day prior to the SGX-ST Query Date;

(iv) the Purchase Price represents a premium of approximately 18.0% to 25.2% over SFI Shares' 1-month, 3-month, 6-month and 12-month VWAPs preceding the SGX-ST Query Date of S$0.7425, S$0.7538, S$0.7745 and S$0.7879, respectively;

(v) the average daily trading volume of SFI Shares during the 12-month period prior to the SGX-ST Query Date was relatively low, with average daily trading volumes of only 143,861 SFI Shares, representing approximately 0.028% of the total number of SFI Shares in issue. This increased to 1,041,250 and 1,481,588 SFI Shares, or 0.202% and 0.287% of SFI Shares in issue as at the Latest Practicable Date, during the Pre-Acquisition Announcement Period and Post-Acquisition Announcement Period, respectively;

(vi) during the Pre-Acquisition Announcement Period, the SFI Shares closed between a low of S$0.7650 and a high of S$0.9200, with a VWAP of S$0.8482. The Purchase Price represents a premium of approximately 21.6%, 1.1% and 9.6% over such low, high and VWAP prices of the SFI Shares, respectively;

(vii) the Purchase Price represents a premium of approximately 4.5% over SFI Shares' last transacted price of S$0.8900 on 1 December 2008, being the last full trading day for SFI Shares prior to the Acquisition Announcement Date;

(viii) during the Post-Acquisition Announcement Period, the SFI Shares closed between a low of S$0.8600 and a high of S$0.9100, with a VWAP of S$0.8944. The Purchase Price represents a premium of approximately 8.1%, 2.2% and 4.0% over such low, high and VWAP prices of the SFI Shares, respectively; and

(ix) the Purchase Price represents a premium of approximately 5.1% over SFI Shares' last transacted price of S$0.8850 on the Latest Practicable Date.

Comparison to the FS Straits Times Index ("FSSTI Index")

For illustrative purposes only, we set out in Chart (b) below, the relative share price performance of SFI against the benchmark FSSTI Index, based on the daily closing market prices for the period from 2 January 2007 to the Latest Practicable Date:–

Chart (b): SFI Shares Against FSSTI Index (rebased to 100 at start of period)
From 2 January 2007 to the Latest Practicable Date


2 December 2008
Announcement of the Acquisition
22 October 2008
SGX-ST Query Date
140
130
120
110
100
90
80
70
60
50
40
Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08
SFI
FSSTI Index

Source: Bloomberg

We note that SFI Shares had outperformed the FSSTI Index from 21 October 2008, being the last trading day prior to the SGX-ST Query Date, and such outperformance trend had been sustained as at the Latest Practicable Date. Between 21 October 2008 and the Latest Practicable Date, we note that the price of SFI Shares had increased by approximately 18.8%, as compared to a decrease of approximately 7.3% by FSSTI Index over the same period.

5.3 Valuation analysis of selected listed companies broadly comparable to SFI

We note that there are no companies listed on the SGX-ST that are directly comparable to SFI in terms of, *inter alia*, the composition of business activities, product lines, scale of operations, market capitalisation, asset-base, risk profile, geographical spread of activities, track record, financial performance, operating and financial leverage, risk profile, liquidity, accounting policies, future prospects and other relevant criteria.

APPENDIX 1

For the purpose of undertaking comparisons with listed companies considered broadly comparable to SFI, we have compiled a list to include companies which are listed on the SGX-ST or the stock exchanges of other countries which in our opinion, can be used for purposes of comparison (the "**Comparable Companies**").

Brief descriptions of the Comparable Companies are set out below.

Company/Country of Primary Exchange	Business Description[2]	Market Capitalisation[1] (S$' million)
Fraser & Neave Limited ("**F&N**")/ Singapore	F&N is a leading pan-Asian consumer group with core expertise in the food and beverage, property and publishing and printing industries. F&N owns an array of brands that enjoy market leadership across a mix of beer, dairies, soft drinks and beverages.	3,987
People's Food Holdings Limited ("**People's Food**")/ Singapore	People's Food produces and sells frozen and fresh pork, processed meat products such as ham and sausages, pig by-products, and frozen chicken meat throughout China. The company markets its meat products under the "Jinluo" brand name and trademark.	718
Bonduelle SCA ("**Bonduelle**")/ France	Bonduelle SCA is primarily engaged in the processing and distribution of vegetables. It provides four types of products: canned, frozen, fresh processed vegetables, and ready-to-eat dishes.	947
Compass Group Plc. ("**Compass**")/ United Kingdom	Compass Group is a leading food service company specialising in providing food, vending and related services at clients' premises. The company operates across the following core sectors of business and industry: defence, offshore and remote site, healthcare, education, sports and leisure and vending with an established brand portfolio.	12,741
Kerry Group Plc. ("**Kerry Group**")/ United Kingdom	Kerry Group supplies food ingredients and flavours to the food and beverage industry as well as added-value branded chilled foods and selected customer branded offerings in Ireland and the United Kingdom.	4,805
Northern Foods Plc. ("**Northern Foods**")/ United Kingdom	Northern Foods is a food producer in the United Kingdom and Ireland. Its business is focused around five markets, namely pizza, biscuits, ready meals, sandwiches and salads and puddings.	613
Sodexo Alliance ("**Sodexo**")/ France	Sodexo builds and develops restaurants and commercial properties and provides operations management, budget planning, catering, systems modernisation, and travel services. Its customers include schools, hotels, manufacturers, and hospitals located throughout the world.	12,283

Notes:

(1) Market capitalisation as at the Latest Practicable Date.

(2) Source: Bloomberg, Comparable Companies' annual reports and websites.

While such Comparable Companies analysis can reflect market sentiments towards the sector and provide guidance on valuation, we note that the analysis does not take into account differences in accounting policies and standards as well as the operating environments, business models, and/or tax treatments, nor does it take into account possible unique characteristic(s) of the different companies. **In addition, the share prices of the Comparable Companies do not reflect the premium typically required to obtain control as they reflect the trades of non-controlling block of shares. No adjustments have been made to account for these differences.**

The Independent Directors should note that any comparison made with respect to the Comparable Companies is intended for illustration purposes only. Any valuation inference drawn from such comparisons, therefore, may not necessarily reflect the perceived or implied market valuation of SFI. In addition, Independent Directors should note that companies listed on different stock exchanges may be subject to different risk-reward expectations and trading conditions and any cross border valuation statistics will be subject to differing political, regulatory, market, investment, economic and currency conditions and as such may not be directly comparable to SFI.

For the purpose of evaluating the financial terms of the Acquisition, we have applied the following valuation ratios on the Comparable Companies as described below.

Valuation Ratio	General Description
EV/EBITDA	"EV" or "enterprise value" is the sum of a company's market capitalisation, preferred equity, minority interests, short and long term debt less its cash and cash equivalents. "EBITDA" stands for consolidated earnings before interest, tax, depreciation and amortisation expenses, inclusive of share of associates' and joint ventures' income. The EV/EBITDA ratio illustrates the ratio of the market value of a company's business relative to its consolidated pre-tax operating cashflow performance, without regard to its capital structure.
P/E	"P/E" or "price-to-earnings" ratio illustrates the ratio of the market price of a company's shares relative to its consolidated earnings per share. The P/E ratio is affected by, *inter alia*, the capital structure of a company, its tax position as well as its accounting policies relating to depreciation and intangible assets.
P/NAV	"P/NAV" or "price-to-NAV" ratio illustrates the ratio of the market price of a company's shares relative to its asset backing as measured in terms of its consolidated net asset value (**"NAV"**) per share as at a particular date.

APPENDIX 1

The table below sets out the valuation ratios for the Comparable Companies based on their last transacted share prices as at the Latest Practicable Date.

	Latest Year End	Market Capitalisation(1) (S$'million)	Latest 12 Months ("LTM")(2) EV/ EBITDA(4) (times)	P/E (times)	P/NAV (times)	Historical(3) EV/EBITDA(4) (times)	P/E (times)	P/NAV (times)
F&N	30-Sep-08	3,987	10.1	9.1	0.8	10.1	9.1	0.8
People's Food	31-Dec-07	718	2.5	5.4	0.7	3.0	6.9	0.8
Bonduelle	30-Jun-08	947	5.6	9.2	1.3	5.6(5)	9.2	1.3
Compass Group	30-Sep-08	12,741	8.2	13.8	2.8	8.2	13.8	2.8
Kerry Group	31-Dec-07	4,805	7.3	9.7	1.9	7.2	9.7	1.9
Northern Foods	29-Mar-08	613	8.2	122.6(6)	2.4	6.0	8.5	1.8
Sodexo	31-Aug-08	12,283	7.8	16.2	2.8	7.8	16.2	2.8
		Low	2.5	5.4(6)	0.7	3.0	6.9	0.8
		Mean	7.1	10.6(6)	1.8	6.9	10.5	1.7
		Median	7.8	9.5(6)	1.9	7.2	9.2	1.8
		High	10.1	16.2(6)	2.8	10.1	16.2	2.8
SFI(7)	31-Dec-07	481	7.4	13.4	3.3	7.4	15.3	3.1

Source: Bloomberg, Comparable Companies' annual reports, interim and quarterly results announcements and ING's computation.

Notes:

(1) Translated into Singapore dollars at the prevailing exchange rates as at the Latest Practicable Date.

(2) The LTM valuation ratios for the Comparable Companies are based on the latest 12 months financial results for each Comparable Company publicly available as at the Latest Practicable Date. Results from discontinued operations have been excluded from the computation of LTM valuation ratios.

(3) The historical valuation ratios for the Comparable Companies are based on the most recent annual financial results for each Comparable Company publicly available as at the Latest Practicable Date. Results from discontinued operations have been excluded from the computation of historical valuation ratios.

(4) EVs for the Comparable Companies are calculated based on the Comparable Companies' respective (a) market capitalisation and (b) preferred equity, minority interests, short and long term debt less cash and cash equivalents extracted from the latest financial results publicly available, both as at the Latest Practicable Date.

(5) Differs from section 8.4.4 of the circular which states Bonduelle's EV/EBITDA to be 7.2x, as section 8.4.4 of the Circular computed the ratio based on Bonduelle's EBITDA for year ended 30 June 2007.

(6) The LTM P/E of Northern Foods is an outlier and has been excluded from the computation of the low, mean, median and high ratios of Comparable Companies.

(7) The market capitalisation and valuation ratios of SFI are computed based on the Purchase Price of S$0.93 for each SFI Share.

We note that:

(i) the LTM EV/EBITDA ratio of SFI implied by the Purchase Price is within the range and is higher than the mean but lower than the median of the LTM EV/EBITDA ratios of the Comparable Companies;

(ii) the historical EV/EBITDA ratio of SFI implied by the Purchase Price is within the range and is higher than the mean and the median of the historical EV/EBITDA ratios of the Comparable Companies;

(iii) the historical and LTM P/E ratios of SFI implied by the Purchase Price are within the range, but higher than the mean and median of the historical and LTM P/E ratios of the Comparable Companies; and

(iv) the historical and LTM P/NAV ratios of SFI implied by the Purchase Price are higher than the range of the historical and LTM P/NAV ratios of the Comparable Companies.

We would like to highlight that the share prices, and hence the valuation ratios, of the Comparable Companies only reflect the trades of non-controlling blocks of shares and do not include any premium typically required to obtain control, as is the case for the Acquisition.

5.4 Take-over premium of selected companies listed on the SGX-ST

We have reviewed some other take-over transactions (either by way of a take-over pursuant to the Code, a scheme of arrangement pursuant to Section 210 of the Companies Act or delisting proposal pursuant to Rule 1307 of the Listing Manual) in Singapore and considered the premia/(discount) represented by the various offer prices compared to the target companies' last transacted prices and prices for the 1-month, 3-month and 6-month periods prior to the respective take-over or possible take-over announcements. We have selected take-over transactions announced since January 2007 and up to the Latest Practicable Date and, in view of SATS' intention to privatise SFI in the event SATS is entitled to do so, where the offeror succeeded in the privatisation of the target companies.

				Premium/(Discount) of offer price over/(to)			
Date Announced	Target	Acquirer	Offer Price[1]	Last transacted price[2] prior to announcement	1-month VWAP[3] prior to announcement	3-month VWAP[3] prior to announcement	6-month VWAP[3] prior to announcement
19-Sep-08	King's Safetywear Limited	Safe Step Group Ltd	S$0.438	12%	13%	16%	24%
25-Aug-08	Singapore Computer Systems Limited[4]	Computer Systems Holdings Pte. Ltd.	S$1.50	39%	48%	52%	59%
22-Jul-08	Datacraft Asia Ltd	Dimension Data Holdings PLC	US$1.33	34%	20%	31%	33%
13-Jun-08	Pokka Corporation (Singapore) Limited	Pokka Corporation	S$0.75	55%	49%	56%	63%
10-Jun-08	SNP Corporation Ltd[5]	Toppan Printing Co., Ltd	S$1.76	33%	40%	47%	48%
7-Jun-08	Unisteel Technology Limited[6]	Latch Holding (Labuan) Limited	S$1.95	39%	45%	47%	27%
8-Apr-08	Transmarco Limited	Miel Investment Corporation	S$1.02	40%	41%	39%	38%
30-Mar-08	Sing Lun Holdings Limited[7]	Vega Company Limited	S$0.46	51%	63%	74%	62%

APPENDIX 1

Date Announced	Target	Acquirer	Offer Price[1]	Premium/(Discount) of offer price over/(to) Last transacted price[2] prior to announcement	1-month VWAP[3] prior to announcement	3-month VWAP[3] prior to announcement	6-month VWAP[3] prior to announcement
1-Feb-08	China Education Limited	Raffles Education Corporation Limited	S$0.50	25%	11%	(9%)	(3%)
1-Feb-08	Hartford Education Corporation Limited[8]	Raffles Education Corporation Limited	S$0.2118	11%	18%	17%	7%
20-Jan-08	Robinson and Company, Limited[9]	ALF Global Private Ltd.	S$7.20	61%	65%	60%	54%
8-Jan-08	The Ascott Group Limited	Somerset Capital Pte Ltd	S$1.73	43%	42%	20%	11%
7-Dec-07	Sincere Watch Limited[10]	A-A United Limited	S$2.563	10%	19%	33%	38%
5-Dec-07	Frontline Technologies Corporation Limited	BT Singapore Pte. Ltd.	S$0.245	17%	31%	35%	37%
16-Nov-07	Permasteelisa Pacific Holdings Ltd	Permasteelisa S.p.A	S$0.44	19%	20%	23%	15%
29-Oct-07	Labroy Marine Limited	Dubai Drydocks World LLC	S$2.8425	3%	9%	20%	18%
26-Jun-07	United Test and Assembly Center Ltd[11]	Global A&T Electronics Ltd	S$1.20	32%	31%	31%	37%
13-Jun-07	Sembawang Kimtrans Ltd	Toll Express (Asia) Pte. Ltd.	S$0.80	13%	14%	15%	17%
28-May-07	Pan-United Marine Limited	Dubai Drydocks World LLC	S$2.38	3%	12%	21%	33%
28-May-07	Want Want Holdings Limited[12]	Want Want International Limited	US$2.35	15%	15%	27%	39%
22-May-07	Amtek Engineering Ltd[13]	Metcomp Co (Singapore) Pte. Ltd.	S$1.10	41%	49%	59%	73%
5-Apr-07	MMI Holdings Ltd[14]	Precision Capital Pte. Ltd.	S$1.65	16%	29%	45%	68%
27-Feb-07	Media Asia Entertainment Group Limited	Skymaster International Inc.	S$0.265	39%	37%	39%	31%
12-Jan-07	Landwind Medical Holdings Limited	Echo Investment Holdings Limited	S$0.58	59%	70%	47%	34%
			Min	3%	9%	(9%)	(3%)
			Mean	30%	33%	35%	36%
			Median	33%	31%	34%	35%
			Max	61%	70%	74%	73%
	SFI[15]	SATS	S$0.93	25%	25%	23%	20%

Source: Bloomberg, company announcements and circulars.

Notes:

(1) Offer price based on final bid price per share.

(2) Last transacted price before the announcement date of the relevant transaction.

(3) VWAP of shares traded during the specified number of months prior to the announcement date of the relevant transaction.

(4) On 30 July 2008, Singapore Computer Systems Limited ("**SCS**") announced that it had been informed by Green Dot Capital Pte. Ltd. ("**Green Dot**"), which owned approximately 60% of SCS' issued capital, that Green Dot was evaluating options with respect to its stake in SCS. The market premia in the table above were computed based on prices prior to the announcement on 30 July 2008.

(5) On 18 April 2008, SNP Corporation Ltd ("**SNP**") announced that it had been informed by Green Dot, which owned approximately 54% of SNP's issued capital, that Green Dot was evaluating its options with respect to such stake. The market premia in the table above were computed based on prices prior to the announcement on 18 April 2008.

(6) On 16 April 2008, Unisteel Technology Ltd ("**Unisteel**") replied to a query by the SGX-ST regarding the substantial increase in Unisteel's share price on 15 April 2008 that Unisteel was in the preliminary stages of reviewing strategic options. On 7 June 2008, the proposed acquisition relating to Unisteel was announced. The market premia in the table above were computed based on prices prior to 15 April 2008.

(7) On 24 March 2008, Sing Lun Holdings Limited ("**Sing Lun**") announced that it had been informed that certain parties were engaged in discussions to consider making a general offer for Sing Lun. On 30 March 2008, the voluntary conditional cash offer for Sing Lun was announced. The market premia in the table above were computed based on prices prior to the announcement on 24 March 2008.

(8) On 1 February 2008, Hartford Education Corporation Limited ("**HEC**") announced that it had received a proposal from Raffles Education Corporation Limited ("**REC**") to seek the voluntary delisting of HEC. The market premia in the table above were computed based on the consideration for the transaction of 0.176 REC share for every HEC share valued at a VWAP of S$1.2031 on the last market day prior to the said announcement, equivalent to a notional value of approximately S$0.2118.

(9) On 20 January 2008, ALF Global Private Ltd. ("**ALF**") announced its intention to make a voluntary conditional cash offer for the shares in the capital of Robinson and Company, Limited at a price of S$6.25. Subsequently, ALF increased the offer price to S$7.00 on 17 March 2008, and to S$7.20 on 3 April 2008. The market premia in the table above were computed based on the final offer price of S$7.20 and prices prior to the first offer announcement on 20 January 2008. In computing the premium of the offer price over the last transacted price, the last transacted price on 18 January 2008 had been adjusted for interim dividend declared.

(10) On 7 December 2007, a pre-conditional offer for Sincere Watch Limited ("**Sincere Watch**") was announced. The offer price for each Sincere Watch share was S$2.051 in cash and 0.228 new share in the capital of Peace Mark (Holdings) Limited (a company listed on Hong Kong Stock Exchange) at the issue price of HK$12.096 each (equivalent to S$2.246 at the exchange rate ratio of S$1.00: HK$5.385 as at 6 December 2007, being the date immediately preceding the pre-conditional offer), equivalent to a total notional value of approximately S$2.563. The market premia in the table above were based on such notional value and prices prior to 7 December 2007.

(11) On 4 June 2007, a DBS Group research report was quoted on Bloomberg stating that there was significant interest in United Test and Assembly Center Ltd ("**UTAC**") as a buy-out candidate during an investors' presentation in the United States. On 26 June 2007, the take-over of UTAC by way of a scheme of arrangement was announced. The market premia in the table above were computed based on prices prior to 4 June 2007.

(12) On 14 May 2007, Want Want Holdings Limited ("**Want Want**") announced that its Chairman had expressed an interest in relation to a possible transaction. On 28 May 2007 the proposed voluntary delisting of Want Want was announced. The market premia in the table above were computed based on prices prior to 14 May 2007.

(13) Prior to the offer announcement on 22 May 2007, Amtek Engineering Ltd released certain related announcements on 16 April 2007, 15 May 2007 and 18 May 2007. The market premia in the table above were computed based on prices prior to the first announcement on 16 April 2007.

(14) On 9 February 2007, MMI Holdings Ltd ("**MMI**") announced that it had received expressions of interest in relation to a possible transaction involving its shares which may or may not lead to an offer. On 5 April 2007, the scheme of arrangement in relation to MMI was announced. The market premia in the table above were computed based on prices prior to 9 February 2007.

(15) Premia for SFI computed based on share prices prior to the SGX-ST Query Date.

We note that the premia over SFI's last transacted, 1-month, 3-month and 6-month share prices prior to the SGX-ST Query Date represented by the Purchase Price are within the range, but lower than the mean and the median premia of those represented by the above take-over offer transactions.

We have compiled the above table based on publicly available information. The Independent Directors should note that the level of premium (if any) an acquirer would normally pay in a merger or take-over transaction will vary in different circumstances depending, *inter alia*, on the attractiveness of the underlying business to be acquired, the synergies to be gained from integration with an existing business to be acquired, the possibility of realisation of a significant revaluation of the assets to be acquired, the availability of substantial cash reserves, the liquidity in the trading of the target company's shares, the presence of competing bids for the target company, the form of consideration offered by the acquirer, the extent of control the acquirer already has in the target company and prevailing market conditions.

The Independent Directors should further note that the comparison is made without taking into consideration the relative efficiency of information, the underlying liquidity of the shares of the relevant companies, the performance of the shares of the companies, the quality of earnings prior to the relevant announcement and the market conditions, and sentiments when the announcements were made.

Moreover, as SFI is not in the same industry and does not conduct the same businesses as the other target companies in the above take-over transactions, it may not, therefore, be directly comparable to the target companies in terms of composition of business activities, product lines, scale of operations, risk profile, geographical spread of activities, client base, accounting policies, track record, prospects and other relevant criteria. Accordingly, the Independent Directors should note that the above comparison is for illustrative purposes and serves as a general guide only.

5.5 Proforma financial effects of the Acquisition

The full text of information on the proforma financial effects of the Acquisition on the Group has been set out in section 9 of the Circular.

We set out below summarised extracts from this section of the Circular.

	For the year ended 31 March 2008 ("FY2008")		
	Before the Acquisition	**After the Acquisition**	**% Change**
Revenue (S$' million)(1)	958	1,673	74.6%
EBITDA (S$' million)(2)	286	360	25.9%
Profit attributable to Shareholders (S$' million)(3)	195	211	8.2%
Earnings per share (**"EPS"**) (cents)(3)	18.1	19.5	7.7%
Diluted EPS (cents)(3)	17.0	18.3	7.6%
NTA (S$' million)(4)	1,277	1,002	(21.5%)
NTA per share (cents)(4)	118.4	92.8	(21.6%)
Diluted NTA/share (cents)(4)	111.3	87.3	(21.6%)
Net Gearing(5)	(0.35)	(0.08)	
Return on equity (**"ROE"**)(6)	14.4%	15.6%	

Notes:

(1) Please refer to section 9.3 of the Circular for more information on the proforma financial effects of the Acquisition on the consolidated revenue of the Group for FY2008.

(2) Please refer to section 9.4 of the Circular for more information on the proforma financial effects of the Acquisition on the consolidated EBITDA of the Group for FY2008..

(3) Please refer to section 9.5 of the Circular for more information on the proforma financial effects of the Acquisition on the consolidated earnings of the Group for FY2008.

(4) Please refer to section 9.8 of the Circular for more information on the proforma financial effects of the Acquisition on the consolidated NTA of the Group as at 31 March 2008.

(5) Please refer to section 9.7 of the Circular for more information on the proforma financial effects of the Acquisition on the net gearing of the Group as at 31 March 2008.

(6) Please refer to section 9.6 of the Circular for more information on the proforma financial effects of the Acquisition on the ROE of the Group for FY2008.

	As at 30 September 2008		
	Before the Acquisition	**After the Acquisition**	**% Change**
Short-term non-equity investments, cash and cash equivalents (S$' million)(1)	736	419	(43.1%)
Financial debt (S$' million)(1)	208	283	36.1%
Net cash (S$' million)(1)	528	136(2)	(74.2%)

Notes:

(1) Please refer to section 9.9 of the Circular for more information on the proforma financial effects of the Acquisition on the consolidated cash and debt position for the Group as at 30 September 2008.

(2) Does not include minority interests that would be outstanding at SFI after the Acquisition and before the Offer.

We note that, on a proforma basis:

(i) the Acquisition is earnings accretive for SATS, increasing its FY2008 EPS by 7.7%, from S$0.181 to S$0.195;

(ii) the consolidated NTA per share of SATS as at 31 March 2008 would have decreased by 21.6% from S$1.184 to S$0.928;

(iii) the FY2008 ROE for the Group would have increased from 14.4% to 15.6%; and

(iv) assuming that the Acquisition had been completed on 30 September 2008, SATS would have net cash of S$136 million as at 30 September 2008 as compared to S$528 million before the Acquisition.

5.6 Other relevant considerations

(a) Entitlement to dividends, rights and other distributions

The full text of information on the terms and conditions of the Acquisition can be found in section 2 of the Circular. The following should be read in conjunction with the section 2 of the Circular.

The Purchase Price of S$0.93 per SFI Share is to acquire the 359,731,154 SFI Shares, *inter alia*, together with all rights, benefits, entitlements and advantages attaching thereto as at the completion of the Acquisition ("**Completion**"). We would like to highlight that in the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls before Completion, the Seller shall

be entitled to such dividends, rights or other distributions. However, there will be no corresponding decrease in the Purchase Price of S$0.93 per SFI Share. In such event, the consideration to be received by the Seller in respect of its SFI Shares would be increased by such dividends, rights or other distributions.

Completion is expected to occur on the same date as the date of the EGM (or such other date as the Seller and the Company may agree in writing), i.e. 20 January 2009. Based on SFI's dividend history, SFI closed its books on 5 January 2005, 11 January 2006, 11 January 2007 and 10 January 2008 to determine SFI shareholders' entitlement to the interim dividends for the third quarter ended 30 September ("**3Q**") 2004, 3Q 2005, 3Q 2006 and 3Q 2007 respectively. We note that no interim dividends were declared in respect of 3Q 2008.

As at the Latest Practicable Date, no such dividends, rights or other distributions have been announced or declared by SFI in relation to 3Q 2008 or otherwise. Our opinion set out in section 6 below assumes that the Seller will not be entitled to any such dividends, rights or other distributions prior to Completion.

(b) Risks involved

The Acquisition will carry certain risks, including those related to (i) the industry in which SFI operates in; and (ii) the SFI Group. Details on such risks have been set out in section 8.7.2 of the Circular.

6. OPINION IN RESPECT OF THE ACQUISITION

In arriving at our opinion in respect of the Acquisition, we have reviewed and evaluated all key factors, including the views and representations of the Directors and management of the Company, which we deem to have significant relevance to our assessment of whether the Acquisition is on normal commercial terms and is not prejudicial to the interests of the Company and the Independent Shareholders.

We have taken into account the following, which should be read in conjunction with, and interpreted, in the full context of this letter:–

(a) The rationale for and benefits of the Acquisition and synergies, risk factors and other considerations considered by SATS;

(b) The Purchase Price represents a premium of approximately 18.0% to 25.2% over SFI Shares' 1-month, 3-month, 6-month and 12-month VWAPs preceding the Pre-SGX-ST Query Date of S$0.7425, S$0.7538, S$0.7745 and S$0.7879, respectively;

(c) The Purchase Price represents a premium of approximately 9.6% over SFI Shares' VWAP of S$0.8482 and a discount of approximately 4.6% from the highest price traded of S$0.9750, during the Pre-Acquisition Announcement Period;

(d) The Purchase Price represents a premium of approximately 4.5% over SFI Shares' last transacted price of S$0.8900 on 1 December 2008, being the last full trading day for SFI Shares prior to the Acquisition Announcement Date;

(e) The Purchase Price represents a premium of approximately 5.1% over SFI Shares' last transacted price of S$0.8850 on the Latest Practicable Date;

(f) The LTM EV/EBITDA ratio of SFI implied by the Purchase Price is within the range and is higher than the mean but lower than the median of the LTM EV/EBITDA ratios of the Comparable Companies;

(g) The historical EV/EBITDA ratio of SFI implied by the Purchase Price is within the range and is higher than the mean and the median of the historical EV/EBITDA ratios of the Comparable Companies;

(h) The historical and LTM P/E ratios of SFI implied by the Purchase Price are within the range, but higher than the mean and median of the historical and LTM P/E ratios of the Comparable Companies;

(i) The historical and LTM P/NAV valuation ratios of SFI implied by the Purchase Price are higher than the range of the historical and LTM P/NAV ratios of the Comparable Companies;

(j) The premia over SFI's last transacted, 1-month, 3-month and 6-month share prices prior to the SGX-ST Query Date represented by the Purchase Price are within the range, but lower than the mean and the median premia of those represented by the selected take-over offer transactions;

(k) On a proforma basis, the Acquisition is earnings accretive for SATS, increasing its FY2008 EPS by 7.7%, from S$0.181 to S$0.195, and also enhances SATS' FY2008 ROE from 14.4% to 15.6%. However, the NTA per share of SATS as at 31 March 2008 would have decreased by 21.6% from S$1.184 to S$0.928. Assuming that the Acquisition had been completed on 30 September 2008, SATS would have net cash of S$136 million as at 30 September 2008 as compared to S$528 million before the Acquisition; and

(l) As at the Latest Practicable Date, no dividends, rights or other distributions have been announced or declared by SFI.

Having regard to the foregoing, we are of the opinion that, on the balance, the Acquisition is on normal commercial terms and not prejudicial to the interests of SATS and the Independent Shareholders. Accordingly, we advise the Independent Directors to recommend that the Independent Shareholders vote in favour of the Acquisition.

Our opinion in respect of the Acquisition is based upon market, economic, industry, monetary and other conditions prevailing as at the Latest Practicable Date, and information made available to us as at the Latest Practicable Date.

This opinion is provided solely for the benefit of the Independent Directors in their evaluation of the Acquisition and may not be relied on for any other purposes, without the prior written consent of ING. In addition, we have not regarded the general or specific investment objectives, financial situation, tax position, risk profile or unique needs and constraints of any individual Shareholder. As different Shareholders would have different investment portfolios and objectives, we would advise the Independent Directors to recommend that any individual Shareholder who may require specific advice in relation to his or her investment portfolio should consult his or her stockbroker, bank manager, solicitor, accountant, tax advisor or other professional advisers. The recommendation to be made by the Independent Directors to the Independent Shareholders shall remain the responsibility of the Independent Directors.

Yours faithfully,
For and on behalf of
ING Bank N.V.

Tim Jennison
Managing Director

APPENDIX 2

GENERAL INFORMATION

1. GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

Chapter 9 of the Listing Manual governs transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons.

Except for any transaction which is below S$100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, when this Chapter applies to a transaction with an interested person and the value of the transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the group's latest audited NTA), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(i) 5.0% of the group's latest audited NTA; or

(ii) 5.0% of the group's latest audited NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

Chapter 9 of the Listing Manual, however, allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. A general mandate is subject to annual renewal.

For the purposes of Chapter 9 of the Listing Manual:

— an "entity at risk" means:

  (i) the listed company;

  (ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;

  (iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

— an "interested person" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

— an "associate" in relation to an interested person who is a director, chief executive officer or controlling shareholder, includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his

immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30.0% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30.0% or more;

— an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

— an "interested person transaction" means a transaction between an entity at risk and an interested person;

— a "transaction" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments; whether or not entered into in the ordinary course of business, and whether entered into directly or indirectly; and

— in interpreting the term "same interested person" for the purpose of aggregation of the values of all transactions entered into with the same interested person during the same financial year under Rules 905 and 906 of Chapter 9 of the Listing Manual, the following applies:

(i) transactions between an entity at risk and interested persons who are members of the same group are deemed to be transactions between the entity at risk with the same interested person; and

(ii) if an interested person (which is a member of a group) is listed, its transactions with the entity at risk need not be aggregated with transactions between the entity at risk and other interested persons of the same group, provided that the listed interested person and other listed interested persons have boards the majority of whose directors are different and are not accustomed to act on the instructions of the other interested persons and their associates and have audit committees whose members are completely different.

2. CONSENT

ING has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name, the IFA Letter and all references thereto, in the form and context in which they appear in this Circular.

APPENDIX 3

VOTING UNDERTAKINGS

No.	Name of Shareholder
1.	Keith Tay Ah Kee
2.	Yeo Chee Tong
3.	Clement Woon
4.	Karmjit Singh
5.	Leong Kok Hong
6.	Tony Goh Aik Kwang
7.	Andrew Lim Cheng Yueh
8.	Tan Chuan Lye
9.	Yacoob Piperdi
10.	Chang Seow Kuay
11.	Frankie Tan Chiew Kuang
12.	Abdul Rahman B Shaik Dawood
13.	Khaw Hock Eng
14.	Denis Suresh Kumar Marie
15.	Peter Tay Kay Phuan
16.	Wong Chee Meng
17.	Shireena Johan Woon
18.	Ronald Yeo Yoon Choo
19.	Constance Chia Yang Piah
20.	Royston Tan Choon Yong
21.	Gan Kong Yew
22.	Khoo Choke Yan Clara
23.	Lau Cher Meng
24.	Ng Kee Ming
25.	Dennis Ong Tiong Gay
26.	Andrew Seow Theng Hng

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Airport Terminal Services Limited (the "**Company**") will be held at the Grand Ballroom Level 2 Grand Hyatt Singapore 10 Scotts Road Singapore 228211 on 20 January 2009 at 9.30 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolution, which will be proposed as an Ordinary Resolution:

"Ordinary Resolution: The Acquisition, the Offer and the Options Proposal

That:

(i) approval be and is hereby given for the Acquisition, the Offer and the Options Proposal; and

(ii) the Directors of the Company be and are hereby authorised to approve and execute all documents, instruments, deeds and forms (including modifying the Sale and Purchase Agreement and executing all other documents as may be required under or pursuant to the Sale and Purchase Agreement), to complete and do all acts and things in relation to, or in connection with, the Transactions, as they may consider necessary, desirable or expedient to give effect to this Resolution, and to delegate their authority to such member or members of their body and/or the President and Chief Executive Officer of the Company as they may deem fit.

The following terms shall have the respective meanings ascribed to them in this Ordinary Resolution:

"**Acquisition**" means the proposed acquisition by the Company of 359,731,154 SFI Shares for a cash consideration of S$0.93 per SFI Share, on the terms and conditions set out in the Sale and Purchase Agreement;

"**Circular**" means the Company's Circular to shareholders of the Company dated 5 January 2009;

"**Offer**" means the mandatory conditional cash offer by the Company for all the Offer Shares at the Offer Price and on the terms and conditions described in the Circular;

"**Offer Price**" means the offer price of S$0.93 for each Offer Share;

"**Offer Shares**" means all the SFI Shares, other than those already owned, controlled or agreed to be acquired by the Company as at the date of the Offer;

"**Optionholders**" means holders of the Options;

"**Options**" means options to subscribe for SFI Shares granted under the SFI Share Option Plan;

"**Options Proposal**" means the proposal to Optionholders to pay to such Optionholders a cash amount computed on a "see-through" basis for each Option (such amount being the amount by which the Offer Price is in excess of the exercise price of such Option, and where the exercise price of an Option is equal to or in excess of the Offer Price, such amount shall be S$0.001), in consideration of such Optionholders agreeing (a) not to exercise any of such Options into SFI Shares, and (b) not to exercise any of their rights as Optionholders, on the terms and conditions described in the Circular;

"Sale and Purchase Agreement" means the conditional sale and purchase agreement dated 2 December 2008 made between the Company and the Seller relating to the Acquisition, as more particularly defined in the Circular;

"Seller" means Ambrosia Investment Pte. Ltd.;

"SFI" means Singapore Food Industries Limited;

"SFI Shares" means ordinary shares in the capital of SFI; and

"Transactions" means the Acquisition, the Offer and the Options Proposal."

BY ORDER OF THE BOARD

Shireena Woon (Ms)
Company Secretary

5 January 2009
Singapore

Notes:

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M&C Services Private Limited, 138 Robinson Road #17-00 The Corporate Office Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF moneys to buy the Company's shares, this Circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

*I/We ______________________________ (NRIC/Passport No. ____________________) of

____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings No. of Shares
and/or (delete as appropriate)			

or failing *him/her, the Chairman of the Extraordinary General Meeting ("**EGM**") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us on *my/our behalf and, if necessary, to demand a poll at the EGM of the Company to be held at the Grand Ballroom Level 2 Grand Hyatt Singapore 10 Scotts Road Singapore 228211 on 20 January 2009 at 9.30 a.m. and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Resolution to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our *proxy/proxies to vote, for or against the Resolution to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf at the EGM and at any adjournment thereof.

	**For	**Against
Ordinary Resolution To approve the Acquisition, the Offer and the Options Proposal		

* Please delete accordingly.

** Please indicate your vote "For" or "Against" with a "✓" within the box provided.

Dated this ________ day of ______________ 2009.

Total number of Shares held:	

____

Signature(s) of Shareholder(s) or Common Seal

Notes:
IMPORTANT
Please read Notes on the reverse.

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M&C Services Private Limited, 138 Robinson Road #17-00 The Corporate Office Singapore 068906 at least 48 hours before the time appointed for the EGM.

fold along this line (1)

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Affix
Postage
Stamp

The Company Secretary
Singapore Airport Terminal Services Limited
C/o M&C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

fold along this line (2)

6. On a show of hands, the Chairman of the EGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	05-Jan-2009 22:47:19
Announcement No.	00147

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Announces Despatch of Circular and Notice of EGM
Description	
Attachments	SATS_Announcement_on_Despatch_of_Circular.pdf Total size = **17K** (2048K size limit recommended)

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

PROPOSED ACQUISITION OF ALL THE SHARES IN THE CAPITAL OF SINGAPORE FOOD INDUSTRIES LIMITED

1. INTRODUCTION

1.1 **Acquisition.** The Board of Directors (the "**Board**") of Singapore Airport Terminal Services Limited (the "**Company**") refers to the announcement (the "**Acquisition Announcement**") made by the Company on 2 December 2008 (the "**Acquisition Announcement Date**") that the Company and Ambrosia Investment Pte. Ltd. have, on the Acquisition Announcement Date, entered into a conditional sale and purchase agreement (the "**Sale and Purchase Agreement**") relating to the sale and purchase of 359,731,154 ordinary shares (the "**SFI Shares**") in the capital of Singapore Food Industries Limited ("**SFI**"), representing approximately 69.62 per cent. of all the issued shares[1] in the capital of SFI (the "**Acquisition**"), for a cash consideration of S$0.93 per SFI Share.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Acquisition Announcement.

1.2 **Condition Precedent.** Completion of the Acquisition will occur upon the Acquisition, the Offer and the Options Proposal (collectively, the "**Transactions**") being approved by the shareholders of the Company ("**Shareholders**") at a general meeting (the "**EGM**") to be convened for that purpose by the Company.

2. DESPATCH OF CIRCULAR AND NOTICE OF EGM

2.1 **Circular.** The Board wishes to announce that the Company has today dispatched a Circular to Shareholders (the "**Circular**"), setting out relevant information in relation to the Transactions, together with the notice of the EGM to be convened for the purpose of obtaining Shareholder's approval for the Transactions.

A soft copy of the Circular will be available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

BY ORDER OF THE BOARD

Shireena Woon (Ms)
Company Secretary
5 January 2009
Singapore

---

1 In this Announcement, for the purpose of computation, the number of SFI Shares is 516,734,500 as at 29 December 2008, as provided by SFI to the Company.

Any inquiries relating to this Announcement or the Transactions should be directed to:

Merrill Lynch (Singapore) Pte. Ltd.

Keith Magnus Managing Director and Head of Singapore and Malaysia Investment Banking Division	**Harmeet Singh Bedi** Director and Co-Head South East Asia Corporate Finance

Tel:	(65) 6330 7167	**Tel:**	(65) 6330 7085
Fax:	(65) 6330 7130		
Address:	1 Temasek Avenue #28-01 Millenia Tower Singapore 039192		

The directors of the Company (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from SFI, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

18

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Dec-2008 17:20:21
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for November 2008
Description	Please see attachment.
Attachments	SATS-OperatingData-Nov2008.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for November 2008:

	November 2008	November 2007	% change
Unit Services Handled ('000)	6.73	6.72	+ 0.1
Flights Handled ('000)	7.42	7.12	+ 4.3
Cargo/Mail Processed ('000 tonnes)	122.15	141.10	- 13.4
Passengers Handled ('M)	2.63	2.74	- 4.2
Unit Meals Produced ('M)	1.70	1.76	- 3.5
Gross Meals Produced ('M)	2.12	2.19	- 3.2

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Unit Services and Flights Handled continued to show year-on-year improvement in November 2008. However, Cargo and Passengers Handled as well as Unit and Gross Meals Produced reflected weaker demand as a result of economic slowdown.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	04-Dec-2008 19:17:11
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	
Attachments	MTN_30Sep08.pdf Total size = **644K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Christina Choo / Ms Jane Lim

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Mak Swee Wah, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 September 2008:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 14 October 2008

Edmund Cheng Wai Wing
Chairman

Mak Swee Wah
Director

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

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Request for Lifting of Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	03-Dec-2008 07:32:14
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Date of Lifting of Trading Halt *	03-12-2008
Time of Lifting of Trading Halt *	0900 hours

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	02-Dec-2008 17:59:43
Announcement No.	00086

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Regarding Conditional Acquisition of SFI
Description	
Attachments	SATS_Presentation_ConditionalAcquisitionOfSFI.pdf Total size = **558K** (2048K size limit recommended)

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2 December 2008

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sats
AIRLINES
A380

Conditional Acquisition of SFI

All proforma financial effects reflected in this presentation are prepared for illustration only and do not reflect the future financial performance of the SATS group after the transactions

Disclaimer

This Presentation should be read in conjunction with the full text of the pre-conditional offer announcement dated 2 December 2008 released by Merrill Lynch (Singapore) Pte. Ltd. on behalf of SATS and the full text of the announcement dated 2 December 2008 released by SATS in relation to the transactions. Shareholders are advised to read all the documents relating to the transactions that are filed with the SGX-ST when they become available. Copies of documents may be obtained, when available, from the SGX-ST website (www.sgx.com).

The directors of SATS (including any who may have delegated detailed supervision of this Presentation) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Presentation are fair and accurate and that no material facts have been omitted from this Presentation, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, in relation to SFI or its subsidiaries) or obtained from Ambrosia Investment Pte. Ltd., the sole responsibility of the directors of SATS has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Presentation.

This Presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

Transaction Summary

sats one with you + Singapore Food Industries

- Conditional acquisition of Temasek's[1] 69.68% shareholding in Singapore Food Industries Limited ("SFI") at S$0.93 per share in cash
- Implied premium of 4.5% over closing price on 1 December 2008
- Subsequent conditional public offer at the same price in cash
- Maximum consideration of S$509 million currently intended to be funded from internal resources
- Offer price will not be increased and the offer is not subject to any minimum acceptance condition

Strategic Transaction to Accelerate Growth and Build a Stronger and Lower Risk Food Services Business

(1) Held through Ambrosia Investment Pte. Ltd.

Re-Cap of SATS Strategy

Innovation	Sustain & renew product & service offerings
Go global	Serve key customers at more locations
Customer intimacy	Increase share of wallet & forward integrate into customers' processes
Develop strong Singapore businesses	Grow airport & food services businesses



Acquisition of SFI Fits SATS' Overall Strategy

SATS' Food Services Growth Strategy


Backward Integration
Value-added Meal Solutions
Food Logistics
✓ Lower food prices
✓ Secure supply
Food Processing & Catering
sats one with you
COUNTRY FOODS
Competencies:
✓ Conventional kitchen
■ SATS Catering for small / medium-batch premium production
✓ Industrial kitchen
■ Country Foods for large batch, standard / basic production
✓ Chilled, frozen and shelf-stable production
Institutions & Foodservices Outlets
Convenience Meals
Food Retail
Expand Customer Base Locally
■ Airlines
■ Hospitals
■ Restaurants / Fast Food Chains
■ Convenience Stores
Expand Overseas
Country Foods Macau

sats one with you

SFI - Investment Highlights

Leading Institutional Caterer in Singapore

Large Importer & Distributor of Food Staples in Singapore

Strong Cashflows; ROE Exceeded 20% for Each of the Past 5 Years

Manufacturer of Convenience & Shelf-Stable Products

Singapore Food Industries

Established Relationships with Major UK Retailers & Diversified Distribution

Key Singapore Government Catering Contract

#1 in Fresh Soup, #1 in Fresh Prepared Fruit, #2 in Fresh Chilled Juices in UK

Strong Brands: New Covent Garden, Johnsons, Sunripe, Farmpride, Tender Fresh

Brings a Good Customer Base, Excellent Brands and Strong Cash Generation - A Compelling Investment Opportunity for SATS

Source: SFI annual report 2007 and website, Daniels Group website, Euromonitor

How the Transaction Fits In

Backward Integration ← **Food Processing & Catering** → *Value-added Meal Solutions* → **Institutions & Foodservices Outlets** → *Expand Overseas*

Food Logistics

- ✓ Lower food prices
- ✓ Secure supply

- ✓ Major importer and distributor in Singapore
- ✓ Established cold chain logistics setup

Singapore Food Industries

Food Processing & Catering

sats one with you | COUNTRY FOODS

Competencies:

- ✓ Conventional kitchen
  - SATS Catering for small / medium-batch premium production
- ✓ Industrial kitchen
  - Country Foods for large batch, standard / basic production
- ✓ Chilled, frozen and shelf-stable production

Food Retail

Convenience Meals

DANIELS GROUP

- ✓ Branded food products

Institutions & Foodservices Outlets

Expand Customer Base Locally

- Airlines
- Hospitals
- Restaurants / Fast Food Chains
- Convenience Stores

- Wider Customer Channels

Singapore Food Industries

Expand Overseas

Country Foods Macau

DANIELS GROUP

Transaction Benefits for SATS

Enlarges Footprint	✓ SFI's operations will enable SATS to have a wider food product offering and expand into the UK market
Enhances Growth	✓ Immediate scale to compete in new markets and capture a wider customer base
Mitigates Risk	✓ Mitigates concentration risks in the highly volatile aviation business by adding more stable, branded non-aviation food related businesses
Synergies	✓ Scope for synergies between the complementary business and operations of SATS and SFI
Fair Valuation	✓ Entry price compares favourably to relevant reference precedent control transactions and listed companies taking account of the current economic environment
Financially Positive	✓ Accretive to earnings and ROE, significant revenue and EBITDA growth, positive returns and solid cash generation, on a proforma basis

Unique Opportunity to Enhance SATS' Shareholder Value

Enlarges Footprint

FY07/08 Revenue[1]



Illustrative Only (S$mm)
+75%
958
1,673
SATS
Pro Forma SATS

- Immediate scale and strong platform for growth - creation of a sizeable non-aviation food services business that would have taken several years to grow organically
- Combined group will be able to compete more effectively in Singapore
  - Full service product offering
  - Broader customer base, expanded market segment coverage
  - Procurement pricing power
- UK business provides excellent brands and access to strong new customers (e.g. Tesco, Sainsbury's)
- Cross-sharing of technical and operational expertise
- Increased distribution opportunities

(1) Based on audited FY2007/08 revenue for the financial year ended 31 March 2008 for SATS, and audited FY2007 revenue for the financial year ended 31 December 2007 for SFI

Enhances Growth

Pro Forma SATS


Overseas
0.3%
Singapore
99.7%
Singapore
35%
Overseas
65%
Singapore
Based with
Meaningful
Overseas
Presence
Overseas
28%
Singapore
72%

Total: S$958mm(1)

Total: S$715mm(1)

Total: S$1,673mm

- Access to New Brands, Products and Customers
- Serve Key Customers at New Location

(1) Based on audited FY2007/08 revenue for the financial year ended 31 March 2008 for SATS, and audited FY2007 revenue for the financial year ended 31 December 2007 for SFI

Mitigates Aviation Sector Risk

sats one with you | Singapore Food Industries | **Pro Forma SATS**



Food Services 43%
Other 3%
Airport Services 54%
Food Services 100%
Core Businesses: Airport & Food Services
Non-aviation Food Services 43%
Airport Services 31%
Other 2%
Aviation Food Services 24%

Total: S$958mm[(1)] | **Total: S$715mm[(1)]** | **Total: S$1,673mm**

Expands Consumer Staples Business - Inherently Resilient

(1) Based on audited FY2007/08 revenue for the financial year ended 31 March 2008 for SATS and audited FY2007 revenue for the financial year ended 31 December 2007 for SFI; SATS revenue breakdown as disclosed in its Capital Markets Day 2008 presentation

Complementary Businesses


Airline Catering


Singapore
Non-Airline Catering


Overseas
Non-Airline Catering

sats one with you

Potential Revenue & Cost Synergies

Procurement & supply chain logistics

- ✓ Backward integration
- ✓ Secure supply
- ✓ Bulk purchase

Product development, production & sales

- ✓ Wider product offerings - chilled, frozen and shelf-stable products
- ✓ Premium and industrial production
- ✓ Cross-selling opportunities

Overseas platform

- ✓ New geographical market
- ✓ Food services platform to serve both airline and non-airline


Food Distribution


Institutional Catering


UK Food Services

Synergies Across Aviation and Non-aviation Sectors

Integration

- Both companies headquartered in Singapore with international operations
- Strong corporate governance track records with reputable Boards
- Both companies organised by strategic business units
- Customer focus and innovation underpin strategies of both companies

Integration Will Deliver Synergies

Fair Valuation



Reference EV/EBITDA Multiples (x)
Transaction References(1)
(Includes control premia)
Trading References(3,4)
(Excludes control premia)
Acquisition Multiple for SFI: 7.4x 2007A EBITDA
18.4
15.9
13.0
9.8
8.0
7.1
Mean: 12.0x
18.3
13.8
8.4
8.4
8.2
7.7
7.6
7.3
6.8
5.7
Mean: 9.2x
KKR & CD&R / U.S. Foodservice (May 2007)
WWIL / Want Want Holdings(2) (May 2007)
Bain Capital / Brakes Group (Jun 2007)
Blackstone & Wellspring / Performance Food (Jan 2008)
Bakkavör Group / Laurens Patisseries (Apr 2006)
Altor Equity Partners / Dansk Cater (Dec 2006)
Want Want China Holdings
Tingyi (Cayman Islands) Holding
Rieber & Søn
Petra Foods
Kerry Group
Sodexo
Bonduelle
Compass Group
Associated British Foods
Northern Foods

Acquisition Price Compares Favourably to Relevant Reference Precedent Transactions and Listed Companies

Source: Company annual, interim and quarterly reports, Mergermarket, Bloomberg and Factset as at 1 December 2008

(1) *Selection of acquisitions larger than S$350 million from 2006 onwards, involving companies operating in the food production and/or food services sector with business activities broadly in-line with those of SFI and whereby control was acquired. The EBITDA figures used are based on the most recent audited financial results for the relevant target company as at the date of the respective transactions*

(2) *Before the transaction, Want Want International Limited, and parties acting in concert, already controlled approximately 73.4%, and thereby had statutory control, of Want Want Holdings Ltd.*

(3) *Companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI. Although considered broadly in line with SFI in terms of business activities, both Glanbia plc and Premier Foods plc have been excluded from this set of "Reference Companies" because of: (i) the unavailability of audited financial results which take into account recent sizeable acquisitions, and (ii) the high levels of financial leverage, for both companies*

(4) *The respective enterprise values ("EV") for the trading companies are computed as the sum of (i) their respective market capitalisation used, and (ii) their respective preferred equity, minority interest, short and long term debt positions less their respective cash and cash equivalent positions, as at the date of the most recent (un)audited financial results, both as at 1 December 2008. EBITDA figures used are based on most recent audited financial results for each trading company as at 1 December 2008*

sats one with you

Fair Valuation (cont'd)

Relative Share Price Performance Since 2007



(Rebased to 100)
140
130
120
110
100
90
80
70
60
50
Jan-07
May-07
Sep-07
Feb-08
Jun-08
Nov-08
SFI
UK Food(1)
Asia Pacific Food(2)
STI(3)
SATS

SFI:	(4.3%)
Asia Pacific Food:	(18.7%)
UK Food:	(20.3%)

STI:	(43.0%)
SATS:	(44.3%)

SFI's Share Price Performance In-line with Food Sector Indices
- Underlines Resilience of Food Sector in an Economic Downturn

Source: Bloomberg for the period 4 January 2007 to 1 December 2008

(1) FTSE All-Share Food Producers Index, a capitalisation-weighted index designed to measure the share price performance of London Stock Exchange listed companies active in food production

(2) The Bloomberg Asia Pacific Food Index, a capitalisation-weighted index designed to measure the share price performance of a selection of leading food companies in the Asia Pacific Region

(3) The Straits Times Index, comprising of the top 30 Singapore Exchange main board listed companies selected by full market capitalisation

Fair Valuation (cont'd)

SFI Historical Share Price[(1)]

Implied Premium at Offer Price: 4.5% over last closing price[(2)]


S$
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
High: S$1.23
S$0.93
Low: S$0.66
2002
2003
2004
2005
2006
2007
2008

SFI Historical P/E Multiple[(1)]

Implied LTM P/E at Offer Price[(3)]: Approx. 13.3x


19x
18x
17x
16x
15x
14x
13x
12x
11x
10x
9x
High: 18.4x
13.3x
Low: 9.9x
2002
2003
2004
2005
2006
2007
2008

Fair Price for a Controlling Stake in a Consumer Staples Business With Growth Prospects and Further Potential for Synergies

Source: Factset and SFI company filings
(1) For the period 8 February 2002 - 1 December 2008
(2) Premium over the last closing price of S$0.890 as quoted on the SGX-ST on 1 December 2008, being the last full trading day prior to announcement
(3) Historical P/E based on Offer Price and SFI's LTM basic earnings per share (EPS) over rolling 12 month periods starting 1 January 2001 until 30 September 2008

sats one with you

Financially Positive

Illustrative Only



(S$ cents)
+11.3%
18.1
20.1
SATS
Pro Forma SATS

Earnings per Share[1] Accretive

- SFI acquisition expected to be cash EPS accretive
- Cash-earnings, excludes any post-closing fair value adjustments and related non-cash depreciation and amortisation charges



+11.5%
14.4%
16.1%
SATS
Pro Forma SATS

Return on Equity[1] Accretive

- SFI's ROE has consistently exceeded 20% for each of the past 5 financial years
- More efficient capital structure with strong cash generation

Enhances Cash Earnings & Move to More Efficient Capital Structure

(1) Based on audited FY2007/08 financials for the financial year ended 31 March 2008 for SATS, and audited FY2007 financials for the financial year ended 31 December 2007 for SFI. Pro forma SATS/SFI case based on the assumption that 100% of the maximum potential issued shares in SFI is acquired

Note: Any discrepancies between the numbers in the charts above are due to rounding

sats
one with you

Financially Positive (cont'd)

Net Cash/(Debt)[1] (S$mm) (As at 30 September 2008)


SATS Pre-Deal
Post Stake Acquisition(1)
Post 100% Acquisition(1)
Net Cash/ (Debt)
528
136
(20)
736
419
262
-208
-208
-283
-283
-208
-208
SATS cash & cash equivalents(3)
SATS financial debt
SFI cash & cash equivalents
SFI financial debt

Historical Cash Generation[2] (S$mm) (2005 - 2007)


Dividends
EBITDA
Cumulative 2005-07(2)
442
Cumulative 2005-07(2)
1,093
25
84
26
131
26
151
77
365
73
315
65
279
74
286
213
881
05
06
07
Total
05
06
07
Total
SATS Dividend
SFI Dividend
SATS EBITDA
SFI EBITDA

More Efficient Capital Structure

Strong Cash Generation from Both Businesses

(1) *Illustrative, based on the unaudited financial statements as at 30 September 2008 for both SATS and SFI, and a proforma assumption that the "Stake Acquisition" and "100% Acquisition" would have been completed on 30 September 2008*
(2) *Based on historical audited financials for SATS (FY2005/06, FY2006/07 and FY2007/08) and SFI (FY2005, FY2006 and FY2007)*
(3) *Includes short-term non-equity investments and cash deposits placed with Singapore Airlines Limited*
Note: Any discrepancies between the numbers in the charts above are due to rounding

sats one with you

Expected Timetable

Despatch Shareholder Circular	December 2008/January 2009
SATS Shareholder Vote / Completion of 69.68% Stake Acquisition	January 2009
Launch of Public Offer for Remaining Shares Held in SFI	January 2009
Public Offer Opens for Acceptance	February 2009

Summary

SFI significantly enlarges SATS' footprint in non-aviation food services	■ Excellent fit with overall strategy ■ Expands product offering, gives access to an important new market
SFI has excellent brands, a good customer base and strong cash generation	■ Stability of earnings mitigates exposure to volatile aviation sector ■ Business has proven to be inherently resilient
Businesses of SATS and SFI are complementary	■ Revenue and cost synergies expected ■ Smooth integration expected with deployment of resources towards growth
Opportunity to acquire control at a fair valuation	■ Entry price compares favourably to relevant reference precedent transactions and listed companies taking account of the current economic environment
Financially attractive transaction	■ Earnings and ROE accretive on a pro forma basis ■ Combined entity strongly cash generative ■ Continued financial flexibility

Acquisition Enhances Growth, Provides Access to Stable Earnings and Builds on SATS' Core Competencies

sats one with you

Appendix

Additional Information on SFI

Singapore

Singapore Food Industries

	Food Distribution	Food Catering and Manufacturing	Abattoir & Hog Auction

Description	■ Large importer and distributor of chilled and frozen meats/seafood, fresh fruits and other food products
	■ Modern and extensive warehousing and cold storage facilities
	■ Large specialised fleet of vehicles including refrigerated vans
	■ Operates comprehensive logistics operations - from unloading of food items to re-packing, uploading and distribution
	■ Besides Singapore, also exports to Asia Pacific countries including Malaysia, Indonesia, Hong Kong, Brunei, Cambodia and the Maldives
		■ Major institutional caterer, operating more than 65 food service outlets, located in Armed Forces camps, factories, schools and hospitals
		■ Offers large-scale on-site and off-site catering services
		■ Produces frozen convenience foods and traditional Asian snacks
		■ Produces ambient and long shelf-life products including ready-to-eat meals, sauces, gravies and desserts
		■ Innovative retort pouch process and packaging provides product shelf life of one year
			■ Only abattoir licensed in Singapore to provide pig slaughtering services
			  ■ "Cold Chain" distribution system from slaughter to processor and distibution to retailers via refrigerated vehicles
			■ Operates a modern hog auction market; daily auction of pigs via electronic competitive bidding
			  ■ Auction process helps to establish a transparent market price for live pigs
			  ■ Also provides value-added services e.g. deboning and tray-pack services

Key Customers	■ Wide customer base that includes government institutions, hotels, ship chandlers and supermarkets	■ Armed Forces camps ■ Supermarkets ■ Others (hospitals, factories, schools)	■ Supermarkets ■ Wet markets
2007 Revenue	■ S$138.0 million	■ S$87.3 million	■ S$21.3 million
2007 PBT	■ S$3.9 million (2.9% margin)	■ S$12.0 million[1] (13.8% margin)	■ S$7.1 million (33.4% margin)

Source: SFI annual report 2007 and website

(1) Implied Singapore Food Catering and Manufacturing PBT calculation as Singapore PBT less Food Distribution and Abattoir & Hog Auction PBT (SFI segmental reporting in annual report 2007)

sats one with you

Additional Information on SFI (cont'd)

UK

Singapore Food Industries

DANIELS GROUP

	Daniels Chilled Foods	International Cuisine Ltd	Farmhouse Fare
Description	■ Manufacturer of chilled, fresh, natural foods; supplies products in 3 core categories - ■ "New Covent Garden" fresh soups, a top selling product (#1 in the UK; over 50% market share) ■ "Johnsons" fresh chilled juices (#2 in the UK) ■ "Sunripe" fresh prepared fruits (#1 supplier of fresh prepared fruit to the UK foodservice and catering markets) ■ Over 7 manufacturing sites with the head office based in Leeds, England	■ Development and production of extended shelf-life chilled ready meals (CRM), across a wide range of chilled and frozen recipe dishes ■ Sales is essentially undertaken on a contract manufacturing basis ■ Offers choice of cuisines, packsizes and formats to customers ■ Based in Consett, County Durham, England, operates from a purpose built facility	■ Producer of chilled premium traditional British desserts under the "Farmhouse Fare" brand ■ Products include traditional puddings variations (including organic versions), creamy custard, smooth sauces and seasonal compotes ■ Winner of over 50 pudding awards in the last 5 years ■ Based in Lancashire, England
Key Customers	■ Major food retailers ■ Foodservices sector	■ Major food retailers and wholesalers ■ Restaurant groups ■ Contract caterers	■ Major food retailers ■ Foodservices sector
2007 Revenue	■ S$266.0 million	■ S$122.7 million	■ S$26.7 million
2007 PBT	■ S$22.2 million (8.4% margin)	■ S$7.7 million(1) (6.3% margin)	■ S$1.5 million(2) (5.6% margin)

Source: SFI annual report 2007 and website, Daniels Group website, Euromonitor
(1) Does not include a S$7.3 million loss incurred by Cresset
(2) Does not include an amortisation charge of S$2.0 million related to intangibles associated with SFI's acquisition of Farmhouse Fare in 2006

Additional Information on SFI (cont'd)

Selected SFI Brands

FARMPRIDE



- Traditional Asian snacks: e.g. Lor Mai Kai (glutinous rice with chicken); Chicken Fun Choy (rice with barbecue chicken and egg)
- Breaded products: e.g. chicken and fish nuggets; chicken burgers
- Retort pouch products: e.g. Asian ready meals - satay chicken; chicken curry; mutton stew

TENDER FRESH



- Tray-packed fresh pork cuts
- First branded offer of Indonesian pork available outside of wet markets

Sunripe



- No. 1 supplier of fresh prepared fruit to the UK foodservices and catering markets
- Specialises in hand cutting / preparing fruit for supply to retail and food service customers, in both bulk and portion pot formats

Source: SFI Annual Report and website, Daniels Group website, Euromonitor

Additional Information on SFI (cont'd)

Selected SFI Brands (cont'd)

NEW CONVENT GARDEN FOOD CO


Wild Mushroom

- No. 1 in fresh soup in the UK with over 50% market share in 2007
- First to introduce fresh soup to the world & fresh porridge to the UK
- Recently launched a range of risotto and ready meals

JOHNSONS JUICE CO.



- No. 2 in fresh chilled juices in the UK
- Sales in the SFI's fresh drinks business grew by 27% in 2007, led by increased sales under the Johnsons brand
- Does not freeze its juice or use concentrates

HANDMADE LUXURY PUDDINGS FARMHOUSE FARE THE WAY PUDDINGS SHOULD BE MADE



- Chilled premium traditional British desserts, such as sticky toffee pudding and chocolate brioche bread and butter pudding
- Winner of over 50 pudding awards in the last 5 years

Source: SFI annual report 2007 and website, Daniels Group website, Euromonitor

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-Dec-2008 16:12:49
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Admission of 2,288,904 New Ordinary Shares in the Capital of Singapore Airport Terminal Services Limited
Description	
Attachments	New_shares.pdf Total size = **48K** (2048K size limit recommended)

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ADMISSION OF 2,288,904 NEW ORDINARY SHARES IN THE CAPITAL OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (THE "COMPANY")

The Company wishes to announce that further to its application to the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of 2,288,904 ordinary shares (the "**Consideration Shares**") allotted and issued by the Company to Frankie Tan Chiew Kuang on 30 July 2008 as consideration for the acquisition of 1,520,971 ordinary shares representing approximately 29.57% of the issued and paid-up capital of Country Foods Pte. Ltd. (the "**Acquisition**"), the SGX-ST has yesterday, 1 December 2008, granted in-principle approval for the listing and quotation of the Consideration Shares.

Please refer to the announcements of the Company dated 24 July 2008 and 1 August 2008 for further details in relation to the Acquisition.

The SGX-ST's in-principle approval is not an indication of the merits of the Company, its subsidiaries, the Consideration Shares and/or the Acquisition.

Shireena Woon
Company Secretary
2 December 2008

173

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	02-Dec-2008 13:11:30
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by SATS of the Transactions
Description	
Attachments	Announcement_of_the_Transactions.pdf Total size = **143K** (2048K size limit recommended)

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

PROPOSED ACQUISITION OF ALL THE SHARES IN THE CAPITAL OF SINGAPORE FOOD INDUSTRIES LIMITED

1. INTRODUCTION

1.1 Acquisition. The Board of Directors of Singapore Airport Terminal Services Limited (the "**Company**") wishes to announce that the Company has today entered into a conditional sale and purchase agreement (the "**Sale and Purchase Agreement**") with Ambrosia Investment Pte. Ltd. (the "**Seller**"), relating to the sale by the Seller and purchase by the Company of 359,731,154 ordinary shares (the "**Sale Shares**") in the capital of Singapore Food Industries Limited ("**SFI**"), representing approximately 69.68 per cent. of all the issued shares[1] (the "**SFI Shares**") in the capital of SFI (the "**Acquisition**").

Completion of the Acquisition ("**Completion**") is subject to the condition precedent set out in **Section 2.3** of this Announcement (the "**Condition Precedent**"), being satisfied.

1.2 Pre-Conditional Offer. As at the date of announcement of the Acquisition and the signing of the Sale and Purchase Agreement (the "**Acquisition Announcement Date**"), Merrill Lynch (Singapore) Pte. Ltd. ("**Merrill Lynch**"), for and on behalf of the Company, has announced a pre-conditional mandatory cash offer (the "**Offer**") for all the SFI Shares not already owned, controlled or agreed to be acquired by the Company. Subject to the satisfaction of the Condition Precedent and on Completion, Merrill Lynch, for and on behalf of the Company, will make the Offer, in accordance with Rule 14 of the Singapore Code on Take-overs and Mergers (the "**Code**") and Section 139 of the Securities and Futures Act, Chapter 289 of Singapore.

2. THE ACQUISITION

2.1 Purchase of the Sale Shares. The Sale Shares shall be purchased:

2.1.1 fully paid;

2.1.2 free from all mortgages, liens, charges, rights of pre-emption, third party rights, security interests or other encumbrances whatsoever; and

2.1.3 together with all rights, benefits, entitlements and advantages attaching thereto as at Completion and thereafter attaching thereto, including all voting rights and the right to receive and retain all dividends, rights and other distributions:

(i) which may be announced or declared by SFI; or

(ii) the entitlement to which is determined by SFI,

each, on or after Completion.

---

1 In this Announcement, for the purpose of computation, the number of SFI Shares is 516,271,500, as provided by the Seller to the Company.

In the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls on or after Completion, the Company shall be entitled to such dividends, rights or other distributions. In the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls before Completion, the Seller shall be entitled to such dividends, rights or other distributions.

2.2 **Acquisition Consideration.**

2.2.1 The Sale Shares will be acquired at a consideration of S$0.93 for each Sale Share (the "**Purchase Price**"), amounting to an aggregate consideration of S$334,549,973.22 for all the Sale Shares (the "**Aggregate Acquisition Consideration**").

2.2.2 The Purchase Price was arrived at after negotiations on a willing-buyer, willing-seller basis, and is to be satisfied wholly in cash. In arriving at the Purchase Price, the Company has taken into account, *inter alia*, current market conditions, the prospects of SFI and the strategic merits of the acquisition of SFI as set out in more detail in **Section 8.1** of this Announcement.

2.2.3 Payment of the Aggregate Acquisition Consideration is to be made by the Company to the Seller on Completion by delivering to the Seller a cashier's order for the amount of the Aggregate Acquisition Consideration drawn on DBS Bank Ltd and made out in favour of the Seller.

2.3 **Condition Precedent.** Completion will occur upon the Acquisition, the Offer and the Options Proposal (as defined in **Section 4.1** of this Announcement) (collectively, the "**Transactions**") being approved by the shareholders of the Company (the "**Shareholders**") at a general meeting (the "**EGM**") to be convened for that purpose by the Company.

Upon satisfaction of the Condition Precedent, Completion is expected to occur on the same date as the date of the EGM (or such later date as the Seller and the Company may agree in writing).

2.4 **Long Stop Date.** The current long stop date for the satisfaction of the Condition Precedent as set out in the Sale and Purchase Agreement is 3 March 2009 (or such other date as the Seller and the Company may agree in writing).

3. THE OFFER

3.1 **Offer.** If and when the Condition Precedent is satisfied and Completion occurs, Merrill Lynch, for and on behalf of the Company, will immediately announce a firm intention on the part of the Company to make the Offer (the "**Offer Announcement**"). **However, if the Condition Precedent is not satisfied and Completion does not occur, the Offer will not be made and Merrill Lynch, for and on behalf of the Company, will issue an announcement confirming that fact as soon as reasonably practicable.**

3.2 Terms.

3.2.1 The Offer, if and when made, will be made for all the SFI Shares other than those already owned, controlled or agreed to be acquired by the Company (the "**Offer Shares**"), subject to the terms and conditions set out in the formal document in relation to the Offer (the "**Offer Document**") to be issued by Merrill Lynch, for and on behalf of the Company.

3.2.2 The Offer, if and when made, will be on the following basis:

For each Offer Share : S$0.93 in cash (the "**Offer Price**").

The Company does not intend to revise the Offer Price.

3.2.3 The Offer Shares will be acquired:

(i) fully paid;

(ii) free from all mortgages, liens, charges, rights of pre-emption, third party rights, security interests or other encumbrances whatsoever; and

(iii) together with all rights, benefits, entitlements and advantages attaching thereto as at Completion and thereafter attaching thereto, including all voting rights and the right to receive and retain all dividends, rights and other distributions:

(a) which may be announced or declared by SFI; or

(b) the entitlement to which is determined by SFI,

each, on or after Completion.

In the event the record or books closure date for the determination of entitlement to any dividends, rights or other distributions announced or declared by SFI falls on or after Completion, the Company shall be entitled to such dividends, rights or other distributions, and reserves the right to reduce the Offer Price by the amount of such dividends, rights or other distributions.

3.2.4 The Offer, if and when made, will be extended, on the same terms and conditions to all SFI Shares issued or to be issued pursuant to (i) the valid exercise, prior to the close of the Offer, of any options (each, an "**Option**") to subscribe for SFI Shares granted under the SFI Share Option Plan (the "**Plan**"), and (ii) the valid release, prior to the close of the Offer, of any awards (each, a "**Share Award**") granted under the SFI Performance Share Plan and the SFI Restricted Stock Plan. For the purpose of the Offer, the expression "**Offer Shares**" shall include such SFI Shares.

3.3 **Condition of the Offer.** The Offer, if and when made, will be subject to the condition that it is established that the Competition Commission of Singapore (the "**CCS**") will not (i) refer the proposed acquisition of SFI by the Company, or any matter arising from or relating to that proposed acquisition, to a more detailed assessment pursuant to the CCS Guidelines on Merger Procedures (the "**Phase 2 Review**"), or (ii) issue a direction that will prohibit the Company from acquiring voting rights in SFI.

The Offer will not be conditional upon a minimum number of acceptances being received by the Company.

3.4 **Merger Control Event.**

3.4.1 **Merger Control Event**: The Offer, if and when made, shall lapse in the event (each a "**Merger Control Event**") that the CCS (i) refers the proposed acquisition of SFI by the Company, or any matter arising from or relating to that proposed acquisition, to a Phase 2 Review, or (ii) issues a direction that prohibits the Company from acquiring voting rights in SFI, before the first closing date of the Offer as set out in the Offer Document.

3.4.2 **Lapse**: If the Offer lapses as a result of a Merger Control Event, the effects are that the Offer will cease to be capable of further acceptance and both the shareholders of SFI and the Company will cease to be bound by prior acceptances of the Offer. If, following the lapse of the Offer as a result of a Merger Control Event, the CCS issues a decision that the proposed acquisition of SFI by the Company will not infringe Section 54 of the Competition Act, Chapter 50B of Singapore (the "**Favourable Decision**"), the Offer will be reinstated on the same terms and at the Offer Price as soon as practicable following the date of issue of the Favourable Decision.

3.5 **Offer Price.**

3.5.1 The Offer Price and the Purchase Price are the same.

3.5.2 The aggregate Offer Price payable by the Company for all the Offer Shares (computed on the assumptions set out in **Section 5.1.2** of this Announcement) is S$174,655,772.58 (the "**Aggregate Offer Consideration**").

3.5.3 As required under Rule 30 of the Code, Offer Shares represented by acceptances to the Offer, will be paid for by the Company as soon as practicable, and in any event within 10 days after receipt of valid acceptances.

4. THE OPTIONS PROPOSAL

4.1 **The Plan.** As at the Acquisition Announcement Date, there are outstanding Options granted under the Plan. Under the rules of the Plan, the Options are not transferable by the holders thereof ("**Optionholders**"). In view of this restriction, Merrill Lynch, on behalf of the Company, will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all SFI Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer). Instead, Merrill Lynch will, on behalf of the Company, make a proposal (the "**Options Proposal**") to Optionholders on the following terms:

4.1.1 subject to the Offer becoming or being declared unconditional; and

4.1.2 the relevant Options continuing to be exercisable into new SFI Shares,

the Company will pay to such Optionholders a cash amount (determined as provided below) (the "**Option Price**") in consideration of such Optionholders agreeing:

(i) not to exercise any of such Options into new SFI Shares; and

(ii) not to exercise any of their rights as Optionholders,

in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Options. Further, Optionholders who have accepted the Options Proposal will also be required to surrender all of their Options for cancellation. If the Offer lapses or is withdrawn or if the relevant Options cease to be exercisable into new SFI Shares, the Options Proposal will lapse accordingly.

4.2 **Option Price.** The Option Price is computed on a "see-through" basis. In other words, the Option Price in relation to any Option is the amount by which the Offer Price is in excess of the exercise price of that Option. Where the exercise price of an Option is equal to or in excess of the Offer Price, the Option Price for each Option will be fixed at S$0.001.

4.3 **Offer and Options Proposal Mutually Exclusive.** For the avoidance of doubt, whilst the Options Proposal is conditional upon the Offer becoming or being declared unconditional, the Offer will not be conditional upon acceptances received in relation to the Options Proposal. The Offer and the Options Proposal are separate and are mutually exclusive. The Options Proposal does not form part of the Offer, and *vice versa*. Without prejudice to the foregoing, if Optionholders exercise their Options in order to accept the Offer in respect of the new SFI Shares to be issued pursuant to such exercise, they may not accept the Options Proposal in respect of such Options. Conversely, if Optionholders wish to accept the Options Proposal in respect of their Options, they may not exercise those Options in order to accept the Offer in respect of the new SFI Shares to be issued pursuant to such exercise.

5. THE AGGREGATE CONSIDERATION

5.1 Aggregate Consideration.

5.1.1 The aggregate consideration payable by the Company in relation to the Transactions is S$509,205,745.80 (the "**Aggregate Consideration**"). This represents the aggregate of the Aggregate Acquisition Consideration and the Aggregate Offer Consideration.

5.1.2 The Aggregate Offer Consideration is computed on the assumption that:

(i) all outstanding Options are exercised into new SFI Shares;

(ii) all outstanding Share Awards are released and new SFI Shares are issued pursuant to such release;

(iii) there is full acceptance of the Offer in respect of all the Offer Shares; and

(iv) the maximum potential issued shares in SFI as at 1 December 2008, being the market day immediately preceding the Acquisition Announcement Date (the "**Latest Practicable Date**") is 547,533,060[2]. For this purpose, the "**maximum potential issued shares in SFI**" means the total number of SFI Shares which would be in issue assuming all outstanding Options are exercised into new SFI Shares and all outstanding Share Awards are released and new SFI Shares are issued pursuant to such release.

---

[2] Based on information provided to the Company by SFI as at the Latest Practicable Date.

5.1.3 As the Offer and the Options Proposal are separate and mutually exclusive, to avoid double counting, the Aggregate Offer Consideration is computed on the basis that all outstanding Options are exercised into new SFI Shares and such new SFI Shares are tendered in acceptance of the Offer.

6. INFORMATION ON THE SELLER

6.1 **The Seller**. The Seller is a private company limited by shares incorporated in Singapore on 31 January 2002. It is an investment holding company and a wholly-owned subsidiary of Temasek Holdings (Private) Limited ("**Temasek**") as at the Latest Practicable Date.

As at the Latest Practicable Date, the directors of the Seller were (i) Ms Yeo Whye Lin Wendy, and (ii) Mr Cheong Kok Tim.

7. INFORMATION ON SFI

7.1 **SFI**. SFI is a public company limited by shares incorporated in Singapore on 16 April 1973 and is listed on the Main Board of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**").

As at the Latest Practicable Date, the directors of SFI were (i) Mr Tan Yam Pin (Chairman), (ii) Mr Roger Yeo Kok Tong, (iii) Mr Philip Tan Yuen Fah, (iv) Mr John Lim Kok Min, (v) Ms Mary Yeo Chor Gek, (vi) Ms Margaret Lui-Chan Ann Soo, and (vii) Mr Lok Vi Ming.

7.2 **Principal Activities.** SFI is one of the largest integrated food services companies in Singapore, with a wide portfolio of food-related businesses including food materials supplies, distribution, catering, manufacturing and processing. SFI also has significant operations in the United Kingdom ("**UK**").

7.3 **Asset value.** As at 30 September 2008, the book value of the SFI Shares was approximately S$146,319,000 and the net tangible asset value of the SFI Shares was approximately S$79,270,000. Based on the weighted average share price of SFI on the SGX-ST on 1 December 2008 (being the last market day on which the SFI Shares were traded on the SGX-ST prior to the Acquisition Announcement Date), the market value of the SFI Shares is approximately S$457,161,600.

7.4 **Net profits.** The net profits[3] attributable to the SFI Shares for the nine-month period ended 30 September 2008 was approximately S$33,092,000 and the net profit per SFI Share[4] was approximately S$0.064. The net profits attributable to the SFI Shares for the financial year ended 31 December 2007 was approximately S$48,608,000 and the net profit per SFI Share[5] was approximately S$0.094.

---

[3] Pursuant to Rule 1002(3)(b) of the Listing Manual, the term "**net profits**" means profit or loss before income tax, minority interests and extraordinary items.

[4] The Company understands from SFI that there were 516,271,500 SFI Shares in issue as at 30 September 2008.

[5] The Company understands from SFI that there were 516,011,000 SFI Shares in issue as at 31 December 2007.

7.5 **Cash and net borrowings.** As at 30 September 2008, the cash and bank balances of SFI was approximately S$17,428,000 and the net borrowings[6] of SFI was approximately S$57,540,000.

8. RATIONALE AND BENEFITS AND THE COMPANY'S INTENTIONS FOR SFI

8.1 **Rationale and Benefits.** The proposed acquisition of SFI is in line with the previously announced strategic plans of the Company to grow its food services business and enhance shareholder value via two avenues: (i) developing a strong, world-class Singapore-based business in airport and food services, and (ii) expanding the business overseas. As at the Latest Practicable Date, the Company, through its joint ventures, provides airport and food services at more than 40 airports in nine countries, including airline catering in China and India. The Company also provides airport and food services at Singapore Changi Airport and has non-aviation food services operations in Singapore and Macau.

The Company believes that the acquisition of SFI will enhance its growth prospects for the following reasons: (i) SFI will provide both the scale of operations and access to wider customer segments in the non-aviation related food industry, both in Singapore and overseas which will enable the Company to speed up the implementation of its plans, (ii) the combined group will be able to compete effectively with large multinational food services companies, and (iii) SFI's well-managed UK-based food services operations will strengthen the Company's overseas platform and provide potential cross-selling opportunities to both airline and non-airline customers in a new geographical market.

By creating a stronger food services business, the Company is building on its existing core strengths whilst at the same time mitigating its exposure to the aviation sector. SFI's consumer staples business, with its excellent brands, established customer base and stable earnings, is inherently resilient and cash-generative by nature.

Due to the complementary nature of the existing food services businesses of the Company and SFI, synergies are expected in the areas of procurement, supply chain logistics, product development, production and sales. Moreover, SFI's current activities in food logistics provide the Company the opportunity to improve the security of its food supplies through backward integration.

The Company believes that the Purchase Price (which is the same as the Offer Price) is a fair price, taking into account the strategic considerations described above and the fact that the Sale Shares to be purchased from the Seller constitute a controlling stake in SFI.

The Offer Price represents a 4.5 per cent. premium to the last transacted price of S$0.89 for a SFI Share as quoted on the SGX-ST on 1 December 2008 (being the last full trading day prior to the Acquisition Announcement Date).

The enterprise value ("**EV**") of SFI[7] as implied by the Purchase Price (and the Offer Price) represents 7.4 times the consolidated earnings before interest, tax, depreciation and

---

6 The term "**net borrowings**" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions, medium term notes, financial guarantee contracts and finance lease liabilities, net of cash and bank balances.

7 The "**enterprise value of SFI**" is computed as the sum of (i) the market capitalisation of SFI, and (ii) SFI's minority interests, short and long term debt positions less its cash and cash equivalent positions as at 30 September 2008. The

amortisation ("**EBITDA**") of SFI and its subsidiaries (the "**SFI Group**") of S$74 million for the financial year ended 31 December 2007, which compares favourably to the trading multiples of the following companies which are listed on the SGX-ST or the stock exchanges of other countries (the "**Reference Companies**"):

Name of Reference Company[1]	Latest Year End	Market Value (S$ million)[2]	Enterprise Value (S$ million)[3]	Historical EV / EBITDA
Associated British Foods PLC	13-Sep-08	11,657	14,134	6.8x
Bonduelle SCA	30-Jun-07	939	1,813	7.6x
Compass Group PLC	30-Sep-08	11,996	14,369	7.3x
Kerry Group PLC	31-Dec-07	5,536	7,923	8.2x
Northern Foods PLC	29-Mar-08	610	1,160	5.7x
Petra Foods Ltd.	31-Dec-07	208	764	8.4x
Rieber & Søn ASA	31-Dec-07	600	883	8.4x
Sodexo	31-Aug-08	11,371	13,259	7.7x
Tingyi (Cayman Islands) Holding Corp.	31-Dec-07	9,414	10,133	13.8x
Want Want China Holdings Ltd.	31-Dec-07	8,061	7,807	18.3x
			Mean	**9.2x**
			Median	**8.0x**

Notes:

(1) Companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI. Although considered broadly in line with SFI in terms of business activities, both Glanbia plc and Premier Foods plc have been excluded from this set of Reference Companies because of (i) the unavailability of audited financial results which take into account recent sizeable acquisitions, and (ii) the high levels of financial leverage, for both companies.

(2) Translated into Singapore dollars at the prevailing foreign exchange rates as at the Latest Practicable Date.

(3) The EVs for the Reference Companies are computed as the sum of (i) their respective market capitalisation, and (ii) their respective preferred equity, minority interest, short and long term debt positions less their respective cash and cash equivalent positions as at the date of the most recent (un)audited financial results, both as at the Latest Practicable Date. The EBITDA figures used are based on the most recent audited financial results for each Reference Company as at the Latest Practicable Date.

Source: Annual, interim and quarterly reports, Bloomberg and FactSet as at the Latest Practicable Date.

The Company notes that the historical EV/EBITDA multiples for the Reference Companies as set out in the above table exclude a control premium which is ordinarily paid in a transaction whereby one company acquires control of the other.

The Purchase Price (and the Offer Price) also compares favourably to the transaction multiples implied by recent transactions involving companies operating in the food production and/or food services sector whose business activities are broadly in line with those of SFI and whereby control was acquired:

"**market capitalisation of SFI**", is determined by multiplying 516,271,500 SFI Shares in issue as at the Latest Practicable Date by the Offer Price.

Date of Announcement	Target	Acquirer	Currency	Acquisition EV (million)	Acquisition EV / EBITDA[1]
18-Jan-08	Performance Food Group Company (US)	Blackstone Group LP / Wellspring Capital Management LLC	USD	1,151	9.8x
29-Jun-07	Brakes Group (UK)	Bain Capital, LLC	GBP	1,398	13.0x
28-May-07	Want Want Holdings Ltd (Singapore)	Want Want International Limited (Delisting exit offer)[2]	USD	3,080	15.9x
2-May-07	U.S. Foodservice (US)	Kohlberg Kravis Roberts & Co. / Clayton Dubilier & Rice Inc	USD	7,100	18.4x
20-Dec-06	Dansk Cater A/S (Denmark)	Altor Equity Partners	DKK	1,417	7.1x
1-May-06	Laurens Patisseries Ltd (UK)	Bakkavör Group	GBP	141	8.0x
				Mean	**12.0x**
				Median	**11.4x**

Note:

(1) The EBITDA figures used are based on the most recent audited financial results for the relevant target company as at the date of the respective transactions.

(2) Before the transaction, Want Want International Limited, and parties acting in concert with it, already controlled approximately 73.4 per cent., and thereby had statutory control, of Want Want Holdings Ltd.

Source: Annual reports, Mergermarket and public announcements.

As set out in more detail in **Section 9** of this Announcement, the financial attractiveness of the Transactions is further illustrated by the pro forma accretion to the consolidated earnings per share ("**EPS**") of the Company and its subsidiaries (the "**Group**") and increased return on equity ("**ROE**") of the Group. The proforma financial effects also reflect an increase in the consolidated revenue and EBITDA of the Group from S$958 million to S$1,673 million and from S$286 million to S$360 million, respectively, after the Transactions. In addition, the combined group is expected to have a more efficient capital structure and is expected to enjoy strong cash generation abilities. Furthermore, the proforma financial effects on the net gearing and the consolidated cash and debt position of the Group as reflected in **Sections 9.8 and 9.9** of this Announcement, respectively, illustrates that the Company is likely to continue to retain its financial flexibility.

The Company is further making the Offer with a view to exercising its rights of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), in the event that the Company becomes entitled to do so, and delisting SFI from the SGX-ST thereafter.

Notwithstanding the foregoing, the Company expects to realise most of the benefits of the Transactions even if less than 100 per cent. of the SFI Shares is acquired.

8.2 **The Company's Intentions for SFI.** Following Completion, the Company presently intends to realise synergies between the complementary businesses and operations of SFI and those of the Company, in the areas of procurement, supply chain logistics, product development, production and sales. Following the close of the Offer, and depending on the level of acceptances thereof, the Company intends to undertake a comprehensive review of the organisation, businesses and operations of the SFI Group, and work closely with SFI to develop appropriate initiatives in this regard.

The Company presently has no intention to (i) introduce any major changes to the business of SFI, (ii) redeploy the fixed assets of SFI, or (iii) discontinue the employment of the employees of the SFI Group.

However, the directors of the Company retain the flexibility at any time to consider any options in relation to SFI Group which may present themselves and which they may regard to be in the interest of the Company.

9. FINANCIAL EFFECTS AND FUNDING

9.1 **Assumptions.** The proforma financial effects of the Acquisition and Transactions (including the Acquisition) on (i) the consolidated net tangible assets ("**NTA**") per share of the Company, (ii) the consolidated EPS of the Company, (iii) the ROE of the Group, (iv) the consolidated EBITDA of the Group, (v) the consolidated revenue of the Group, (vi) the net gearing of the Group, (vii) the consolidated cash and debt position of the Group, and (viii) the share capital of the Company set out below, are prepared purely for illustration only and do not reflect the future financial performance and condition of the Company and/or the Group after the Acquisition and the Transactions (including the Acquisition).

The proforma financial effects in **Sections 9.3** to **9.9** of this Announcement do not include the costs and expenses associated with the Transactions.

9.2 **Financial Statements.** The proforma financial effects in **Sections 9.3** to **9.8** of this Announcement have been prepared based on the latest audited consolidated financial statements of the Group for the financial year ended 31 March 2008 ("**FY08**") and latest audited consolidated financial statements of the SFI Group for the financial year ended 31 December 2007. The proforma financial effects in **Section 9.9** of this Announcement have been prepared based on the latest announced unaudited consolidated financial statements of the Group for the six-month period ended 30 September 2008 and the latest announced unaudited consolidated financial statements of the SFI Group for the nine-month period ended 30 September 2008.

9.3 **NTA per share.** For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been completed on 31 March 2008, being the most recently completed financial year, the proforma financial effects on the consolidated NTA per share of the Group are as follows:

	Before the Transactions	**After the Acquisition**	**After the Transactions**[1]
NTA attributable to Shareholders[2] (S$ million)	1,277	1,002	853
NTA per share[3] (Singapore cents)	118.4	92.8	79.0
Diluted NTA per share[4] (Singapore cents)	111.3	87.3	74.3

<u>**Notes**</u>:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

(2) The consolidated NTA of the Group attributable to Shareholders after the Acquisition and after the Transactions excludes the effect of fair value adjustments to the assets, liabilities and contingent

liabilities arising from the acquisition of SFI. The fair value adjustments will be determined based on a purchase price allocation exercise to be conducted subsequent to the acquisition of SFI.

(3) Based on 1,079,236,594 shares of the Company in issue as at the Latest Practicable Date. The calculations have been made without taking into account the exercise of options granted under the share option plan, or the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

(4) Based on the maximum potential issued shares in the Company of 1,148,085,705 as at the Latest Practicable Date, taking into account the exercise of options granted under the share option plan and the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

9.4 **EPS.** For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been effected on 1 April 2007, the proforma financial effects on the consolidated earnings of the Group for FY08 are as follows:

	Before the Transactions	**After the Acquisition**	**After the Transactions[(1)]**
Profits attributable to Shareholders[(2)] (S$ million)	195	211	217
Earnings per share[(3)] (Singapore cents)	18.1	19.5	20.1
Diluted earnings per share[(4)] (Singapore cents)	17.0	18.3	18.9

__Notes__:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

(2) The term "**profits attributable to Shareholders**" means profits after tax and minority interest. Further, the profits attributable to Shareholders after the Acquisition and after the Transactions exclude the effect of fair value adjustments to the assets, liabilities and contingent liabilities arising from the acquisition of SFI, and the effect of the amortisation of intangibles identified in the acquisition of SFI. The fair value adjustments and the value of intangibles will be determined based on a purchase price allocation exercise to be conducted subsequent to the acquisition of SFI.

(3) Based on 1,079,236,594 shares of the Company in issue as at the Latest Practicable Date. The calculations have been made without taking into account the exercise of options granted under the share option plan, or the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

(4) Based on the maximum potential issued shares in the Company of 1,148,085,705 as at the Latest Practicable Date, taking into account the exercise of options granted under the share option plan and the release of awards granted under the restricted share plan and the performance share plan, each implemented by the Company.

9.5 **ROE.** For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been effected on 1 April 2007, the proforma financial effects on the ROE of the Group for FY08 are as follows:

	Before the Transactions	**After the Acquisition**	**After the Transactions[(1)]**
ROE[(2)] (%)	14.4	15.6	16.1

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

(2) "ROE" of the Group is the profit attributable to Shareholders expressed as a percentage of the average equity holders' funds. The term "**profits attributable to Shareholders**" means profits after tax and minority interest. Further, the profits attributable to Shareholders after the Acquisition and after the Transactions exclude the effect of fair value adjustments to the assets, liabilities and contingent liabilities arising from the acquisition of SFI, and the effect of the amortisation of intangibles identified in the acquisition of SFI. The fair value adjustments and the value of intangibles will be determined based on a purchase price allocation exercise to be conducted subsequent to the acquisition of SFI.

9.6 **EBITDA.** For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been effected on 1 April 2007, the proforma financial effects on the consolidated EBITDA for FY08 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions(1)
EBITDA(2) (S$ million)	286	360	360

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

(2) In the calculation of EBITDA, "**earnings**" means profit before tax and exceptional items.

9.7 **Revenue.** For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been effected on 1 April 2007, the proforma financial effects on the consolidated revenue of the Group for FY08 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions(1)
Revenue (S$ million)	958	1,673	1,673

Note:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

9.8 **Net Gearing.** For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been completed on 31 March 2008, being the most recently completed financial year, the proforma financial effects on the net gearing of the Group for FY08 are as follows:

	Before the Transactions	After the Acquisition	After the Transactions(1)
Net gearing(2)	(0.35)	(0.08)	0.04

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

(2) The term "**net gearing**" means the ratio of net borrowings to equity. The term "**net borrowings**" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions,

medium term notes, financial guarantee contracts and finance lease liabilities, net of cash, fixed deposit balances and cash deposits placed with Singapore Airlines Limited ("**SIA**"), and the term "**equity**" means the amount represented by the aggregate of the issued and paid-up ordinary share capital, reserves and minority interests.

9.9 **Funding; Cash and Debt Position.** The Aggregate Consideration is currently intended to be funded fully by internal resources. For illustrative purposes only and assuming that the Acquisition and the Transactions (including the Acquisition) had been completed on 30 September 2008, the proforma financial effects on the consolidated cash and debt position of the Group for the six-month period ended 30 September 2008 are as follows:

	Before the Transactions (S$ million)	After the Acquisition (S$ million)	After the Transactions[(1)] (S$ million)
The Group			
Short-term non-equity investments, cash and cash equivalents			
Short-term non-equity investments	41	41	41
Deposits placed with SIA[(2)]	99	99	99
Cash and bank balances	23	41	41
Fixed deposits	573	239	64
Cash proceeds from exercise of Options	-	-	18
Total	**736**	**419**	**262**
Financial debt			
Notes payable	200	200	200
Financial leases	4	4	4
Term loans	4	4	4
SFI financial debt	-	75	75
Total	**208**	**283**	**283**
Net cash / (debt)[(3)]	**528**	**136**	**(20)[(4)]**

Notes:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

(2) Represents cash deposits placed with SIA which, together with receivables outstanding from the SIA group, constitute the line item "**related companies**" in the Company's financial statements.

(3) Includes short-term non-equity investments.

(4) The net debt position after the Transactions (including the Acquisition) includes the aggregate cash proceeds of approximately S$18.3 million to SFI, assuming all Options with an exercise price (as provided to the Company by SFI as at the Latest Practicable Date) below the Offer Price, are exercised by the relevant Optionholders into new SFI Shares.

(5) Any discrepancies between the numbers in the table in **Section 9.9** of this Announcement is due to rounding.

9.10 **Share Capital.** As no new shares will be issued by the Company in connection with any of the Transactions, the Transactions will not have any impact on the issued and paid-up share capital of the Company.

10. INTERESTED PERSON TRANSACTION

10.1 **Interests in the Company and SFI.**

10.1.1 **The Company:** As at the Latest Practicable Date, SIA is interested in approximately 80.61 per cent. of the shares in the Company. Temasek is, in turn, interested in approximately 54.44 per cent. of the shares in SIA[8]. Accordingly, Temasek, through SIA, is deemed to be interested in approximately 80.61 per cent. of the shares in the Company.

10.1.2 **SFI:** As at the Latest Practicable Date, Temasek, through the Seller and ST Asset Management Ltd ("**STAM**"), each a wholly-owned subsidiary of Temasek, is deemed to be interested in approximately 69.90 per cent. of the shares in SFI.

10.2 **Interested Person.** Temasek is a controlling shareholder (as defined in the Listing Manual of the SGX-ST (the "**Listing Manual**")) of the Company; and each of the Seller and SIA are associates (as defined in the Listing Manual) of Temasek. Accordingly, the Acquisition is an interested person transaction under Chapter 9 of the Listing Manual.

10.3 **Shareholders' Approval.** As the Aggregate Acquisition Consideration represents more than five per cent. of the latest audited consolidated NTA of the Group of approximately S$1,277,371,000 as at 31 March 2008, pursuant to Rules 906 and 918 of the Listing Manual, the Company must obtain the approval of the Shareholders for the Acquisition in a general meeting prior to Completion.

Each of SIA and STAM (being an associate of Temasek) is required to abstain from voting all the shares held by it in the capital of the Company, at the general meeting to obtain the approval of the Shareholders for the Acquisition, pursuant to Rule 919 of the Listing Manual. As at the Latest Practicable Date, SIA held 870,000,000 ordinary shares in the Company, representing approximately 80.61 per cent. of all the shares in the capital of the Company, and STAM held 40,000 ordinary shares in the Company, representing approximately 0.004 per cent. of all the shares in the capital of the Company.

10.4 **Statement of Audit Committee.** The Company's Audit Committee (comprising Mr David Zalmon Baffsky, Mr Khaw Kheng Joo, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong) will be obtaining an opinion from ING Bank N.V. (the "**IFA Opinion**"), an independent financial adviser to the Company appointed for the purpose of rendering the IFA Opinion pursuant to Rule 921(4)(a) of the Listing Manual, before forming its view on whether the Acquisition is (i) on normal commercial terms, and (ii) is not prejudicial to the interests of the Company and its minority Shareholders.

10.5 **Current Total of Interested Persons Transactions.** In the current financial year to the Latest Practicable Date, the total of all transactions with the Seller and its associates and the total of all interested persons transactions is S$14,353,000.

---

[8] In this Announcement, for the purpose of computation, the number of ordinary shares in the capital of SIA is 1,185,443,467 (excluding 1,104,323 shares held as treasury shares).

Other than as disclosed in this Announcement, transactions less than S$100,000 and transactions carried out under the Company's general mandate for transactions with interested persons (which was renewed at the Company Annual General Meeting held on 24 July 2008 until the next Annual General Meeting of the Company), the Company has not entered into any other interested person transactions in the current financial year to the Latest Practicable Date.

Save as aforesaid, no other interested person transaction has been entered into with the Seller and its associates in the current financial year to the Latest Practicable Date.

11. MAJOR TRANSACTION

11.1 Relative Figures. The relative figures for the Transactions computed on their relevant bases set out in Rule 1006 of the Listing Manual are set out below:

Rule 1006	Bases	The Transactions (S$)	Group(S$)	Relative Figures (%)
(a)	Net asset value of the assets disposed of, compared with the Group's net asset value	N.A.	N.A.	N.A.
(b)	Net profits[9] attributable to the Sale Shares and the Offer Shares[(1)], compared with the Group's net profits	50,994,000	210,358,000	24.2
(c)	Aggregate Consideration to be given, compared with the Company's market capitalisation[10]	509,205,746	1,531,899,257	33.2
(d)	Number of equity securities issued by the Company as consideration for the Transactions, compared with the number of equity securities previously in issue	N.A.	N.A.	N.A.

<u>Note</u>:

(1) Based on the assumption that the Company acquires 100 per cent. of the maximum potential issued shares in SFI of 547,533,060 as at the Latest Practicable Date.

11.2 Shareholders' Approval. As the figure computed pursuant to Rules 1006(b) and 1006(c) of the Listing Manual exceeds 20 per cent., the Transactions constitute a major transaction by the Company under Chapter 10 of the Listing Manual. Pursuant to Rule 1014 of the Listing Manual, the Company must obtain the approval of the Shareholders for the Transactions in a general meeting prior to Completion.

---

9 Pursuant to Rule 1002(3)(b) of the Listing Manual, the term "**net profits**" means profit or loss before income tax, minority interests and extraordinary items. Net profits refer to profits earned in the 12-month period ended 30 September 2008.

10 Pursuant to Rule 1002(5) of the Listing Manual, the "**market capitalisation of the Company**" is determined by multiplying 1,079,236,594 shares of the Company in issue as at 1 December 2008 (being the market day immediately preceding the date of the Sale and Purchase Agreement) by the weighted average price of such shares transacted on such date.

12. DIRECTORS', CONTROLLING SHAREHOLDERS' INTERESTS, ETC.

12.1 Directors

12.1.1 **Interests**: Mr Ng Kee Choe, an independent Director of the Company, is also a member of the Advisory Panel of Temasek. Mr Mak Swee Wah, a Director of the Company, is also the executive vice president of SIA, an associate of Temasek. The shareholding of Mr Ng Kee Choe is set out in **Section 12.1.2** of this Announcement below.

12.1.2 **Interests in shares**: As at the Latest Practicable Date, the interests of the Directors in shares of the Company, as recorded in the Company's Register of Directors' Shareholdings, are as follows:

Directors	Direct Interest		Deemed Interest[1]		Total Interest	
	No. of shares	%[2]	No. of shares	%[2]	No. of shares	%[2]
Edmund Cheng Wai Wing	-	-	-	-	-	-
David Zalmon Baffsky	-	-	-	-	-	-
Khaw Kheng Joo	-	-	-	-	-	-
Rajiv Behari Lall	-	-	-	-	-	-
Mak Swee Wah	-	-	-	-	-	-
Ng Kee Choe	11,000	0.001	-	-	11,000	0.001
Ow Chin Hock	-	-	-	-	-	-
Keith Tay Ah Kee	35,000	0.003	-	-	35,000	0.003
Yeo Chee Tong	200,000	0.019	-	-	200,000	0.019

<u>Notes</u>:

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Companies Act.

(2) Based on 1,079,236,594 shares in the Company as at the Latest Practicable Date.

12.1.3 **Directors' Service Contracts**: No person is proposed to be appointed as a Director in connection with the Transactions. Accordingly, no service contract is proposed to be entered into between the Company and any such person.

Save as disclosed above, and based on the information available to the Company as at the Latest Practicable Date, none of the Directors of the Company has any interest, direct or indirect, in the Transactions.

12.2 Controlling Shareholders

12.2.1 **SIA**: As at the Latest Practicable Date, based on the Company's Register of Substantial Shareholders, SIA held 870,000,000 ordinary shares in the Company, representing approximately 80.61 per cent. of all the shares in the capital of the Company.

12.2.2 **Temasek**: As at the Latest Practicable Date, Temasek held 645,354,600 ordinary shares in SIA, representing approximately 54.44 per cent. of all the shares in the capital of SIA. Accordingly, Temasek, through SIA, is deemed to be interested in approximately 80.61 per cent. of the Company. Temasek, through the Seller and STAM, each a wholly-owned subsidiary of Temasek, is also deemed to be interested in approximately 69.90 per cent. of SFI.

Save as disclosed above, and based on the information available to the Company as at the Latest Practicable Date, none of the controlling shareholders has any interest, direct or indirect, in the Transactions.

12.3 Abstention from voting

12.3.1 **Directors**: Mr Ng Kee Choe, an independent Director of the Company, is also a member of the Advisory Panel of Temasek. Mr Mak Swee Wah, a Director of the Company, is also the executive vice president of SIA, an associate of Temasek.

As at the Latest Practicable Date, the interests of Mr Ng Kee Choe in the shares of the Company, as recorded in the Company's Register of Directors' Shareholdings, is 11,000 ordinary shares in the Company.

Accordingly, Mr Ng and Mr Mak will be abstaining from making any recommendation on the Transactions to Shareholders, and Mr Ng will also abstain from voting on the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof).

12.3.2 **Associates of Interested Person**: Each of SIA and STAM, an associate of Temasek, will abstain, and will ensure that its associates will abstain, from voting on the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof).

12.3.3 **Merrill Lynch**: As at 27 November 2008, Merrill Lynch, the financial adviser to the Company in connection with the Transactions, held 3,200 ordinary shares in the Company on a discretionary basis on behalf of its clients, and will abstain from voting on the ordinary resolution to approve the Transactions at the EGM to be convened (or any adjournment thereof).

13. GENERAL INFORMATION

13.1 **Expected Timeline for the Transactions**. The expected timeline for the Transactions is set out in the **Schedule** to this Announcement.

13.2 **EGM**. A Circular, together with a copy of the IFA Opinion, setting out relevant information in relation to the Transactions, will be issued in due course to the Shareholders, together

with the notice of the EGM to be convened for the purpose of obtaining Shareholder's approval for the Transactions.

13.3 Documents for Inspection. A copy of the Sale and Purchase Agreement is available for inspection by Shareholders at the registered office of the Company at 20 Airport Boulevard SATS Inflight Catering Centre 1 Singapore 819659 during normal business hours for a period of three months from the date of this Announcement.

BY ORDER OF THE BOARD

Shireena Woon (Ms)
Company Secretary
2 December 2008
Singapore

THE SCHEDULE

Expected Timeline for the Transactions

Event		Date
Date of signing of Sale and Purchase Agreement	:	2 December 2008
Date of announcement of the pre-conditional Offer	:	2 December 2008
Expected date of the EGM	:	By end January 2009
Expected date of satisfaction of the Condition Precedent and Completion[(1)]	:	By end January 2009
Expected date of announcement of firm intention on the part of the Company to make the Offer ("**D**")[(1)]	:	By end January 2009
Date of despatch of the formal document setting out terms and conditions of the Offer ("**T**")[(1)]	:	Not earlier than 14 days after but not later than 21 days after D
Offer opens for acceptance[(1)]	:	T

Shareholders should note that save for (i) the date of signing of the Sale and Purchase Agreement, and (ii) the date of announcement of the pre-conditional Offer, the above timeline is indicative only and may be subject to change. For the events listed above which are described as "expected", please refer to future announcement(s) by the Company for the exact dates of such events.

Note:

(1) Assuming the approval of the Shareholders for the Transactions is obtained at the EGM.

(12)

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Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	02-Dec-2008 13:05:47
Announcement No.	00024

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Announcement Title *	SATS Announces Conditional Acquisition of SFI
Description	
Attachments	PRESSRELEASE_SATS_ANNOUNCES_CONDITIONAL_ACQUISITION_OF_SFI.pdf Total size = **36K** (2048K size limit recommended)

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Media release 2 December 2008

SATS ANNOUNCES CONDITIONAL ACQUISITION OF SFI

- *Conditional initial acquisition of 69.68% and subsequent mandatory offer at S$0.93 per share*
- *Acquisition consistent with SATS' previously announced long-term strategic plan*
- *Enhanced growth prospects with immediate scale in existing food services business and expansion into a new geographical market*
- *Complementary consumer staples business with stable earnings*
- *Synergies in product development and production, and cross-selling opportunities*
- *Acquisition accretive to cash EPS and ROE on a proforma basis, strengthened cash generation and financial flexibility maintained*

Singapore, 2 December 2008 – Singapore Airport Terminal Services Limited (SATS) today announced that it has entered into a conditional Sale and Purchase Agreement with Ambrosia Investment Pte. Ltd. (Ambrosia), a wholly-owned subsidiary of Temasek Holdings, to acquire a 69.68% stake in Singapore Food Industries Limited (SFI) for an aggregate cash consideration of S$334.5 million.

One of Singapore's largest integrated food services companies, SFI has a wide spectrum of food-related businesses including food materials supplies, distribution, catering, manufacturing and processing, and strong brand names. SFI also has significant operations in the UK.

Rationale for the Acquisition

In line with its previously announced strategic plan, SATS has been proactively seeking opportunities both in Singapore and overseas to grow its businesses in airport and food services to enhance shareholder value. The acquisition of SFI will provide immediate scale to SATS' existing food services business and allow it to access wider customer

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

segments as well as to compete effectively in new market segments, thereby accelerating the implementation of SATS' strategy to grow its food services business.

By expanding into the inherently resilient consumer staples food business, SATS is also mitigating its exposure to the aviation sector and hence reducing volatility in its earnings. In addition, SFI's significant UK operations will strengthen SATS' overseas platform to serve its existing customers in a new geographical market.

Said Mr Clement Woon, President & Chief Executive Officer of SATS, "This acquisition is about implementing our strategy. SFI represents an ideal complement to SATS' existing businesses and operations, enhancing our growth prospects and building on our core competencies. We see synergies in the areas of procurement, supply chain logistics, product development and production, not to mention cross-selling opportunities to both airline and non-airline customers.

"SFI offers SATS the opportunity to expand our product offerings with the addition of some excellent brands such as New Covent Garden and Farmpride. At the same time, SFI's strong customer profile and stable demand base will reduce volatility in our earnings.

"This transaction represents a unique opportunity to acquire a controlling stake in a consumer staples and branded food business with attractive growth prospects and synergies at a fair price. The acquisition will further strengthen our cash generation abilities and enhance shareholder value," added Mr Woon.

Purchase Consideration

The purchase price of S$0.93 per share was negotiated with Ambrosia on a willing-buyer, willing-seller basis. This represents a 4.5 percent premium over the last transacted price of SFI shares on 1 December 2008 of S$0.89 per share, being the last full trading day prior to this announcement. The purchase consideration of S$334.5 million for Ambrosia's stake in SFI is currently intended to be satisfied wholly in cash from internal resources.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

The Management of SATS considers the purchase price to be fair in the context of the current economic environment taking into account the defensive nature of the business and the strong brands that SFI possesses.

Mandatory Conditional Offer

Upon completion of the initial acquisition of shares from Ambrosia, SATS will make a mandatory conditional cash offer for all the remaining ordinary shares of SFI that it does not already own at the time at an offer price of S$0.93 per share. The maximum aggregate cash consideration payable under the mandatory offer amounts to S$174.7 million and it is currently intended that this amount will be funded by internal resources.

SATS will not revise the offer price. The offer will not be subject to any minimum acceptance condition.

Financial Effects

For illustrative purposes only and on a proforma basis, assuming a 100% acquisition of SFI on 1 April 2007, SATS' revenue for the financial year ended 31 March 2008 would have increased by approximately 75% from S$958 million to S$1,673 million. On the same basis, the transaction would have been accretive to SATS' cash earnings per share and return on equity for the financial year ended 31 March 2008.

The transaction is expected to strengthen SATS' cash generation abilities and improve the efficiency of the capital structure of the group whilst maintaining financial flexibility to take advantage of future opportunities for further growth.

Shareholders' Approval

Completion of the transaction is subject to the approval of the shareholders of SATS for, *inter alia*, the initial acquisition of shares from Ambrosia and the mandatory offer, at an extraordinary general meeting (EGM).

A circular setting out relevant information pertaining to the transaction will be issued in due course to the shareholders of SATS, together with the notice of the EGM.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

Merrill Lynch (Singapore) Pte. Ltd. is the exclusive financial advisor to SATS in relation to the transaction.

– End –

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)

Email: sandy_leng@singaporeair.com.sg

Terence Foo (Mr) / Ang Shih-Huei (Ms)
Gavin Anderson & Company
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9878 8787 / (65) 9189 1039
(after office hours)
Email: tfoo@gavinanderson.com.sg / sang@gavinanderson.com.sg

This press release should be read in conjunction with the full text of the pre-conditional offer announcement dated 2 December 2008 released by Merrill Lynch (Singapore) Pte. Ltd. on behalf of SATS and the full text of the announcement dated 2 December 2008 released by SATS in relation to the transactions. Shareholders are advised to read all

the documents relating to the transactions that are filed with the SGX-ST when they become available. Copies of documents may be obtained, when available, from the SGX-ST website (www.sgx.com).

The directors of SATS (including any who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Press Release are fair and accurate, and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, in relation to SFI or its subsidiaries) or obtained from Ambrosia, the sole responsibility of the directors of SATS has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Press Release.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-Dec-2008 13:03:02
Announcement No.	00023

>> Announcement Details
The details of the announcement start here ...

Date of Trading Halt *	02-12-2008
Time of Trading Halt *	1400 hours
Reasons for Trading Halt *	Announcement of Conditional Acquisition of Singapore Food Industries Limited

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-Dec-2008 12:42:22
Announcement No.	00019

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The details of the announcement start here ...

Date of Trading Halt *	02-12-2008
Time of Trading Halt *	1225 hours
Reasons for Trading Halt *	Announcement of Conditional Acquisition of Singapore Food Industries Limited

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Miscellaneous

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2008 06:46:33
Announcement No.	00014

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Announcement Title *	Operating Data for October 2008
Description	Please see attachment.
Attachments	SATS-OperatingData-Oct2008.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for October 2008:

	October 2008	October 2007	% change
Unit Services Handled ('000)	6.95	6.87	+ 1.2
Flights Handled ('000)	7.51	7.27	+ 3.3
Cargo/Mail Processed ('000 tonnes)	126.32	135.72	- 6.9
Passengers Handled ('M)	2.63	2.62	+ 0.4
Unit Meals Produced ('M)	1.73	1.70	+ 1.4
Gross Meals Produced ('M)	2.14	2.11	+ 1.7

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

In October 2008, Unit Services, Flights Handled, and Unit and Gross Meals Produced registered modest year-on-year growth. Passengers Handled was flat while Cargo Handled showed a 6.9% drop as a result of softening in demand.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	12-Nov-2008 18:02:40
Announcement No.	00102

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Announcement Title *	SATS Appoints New Finance Chief
Description	Pls see attachment.
Attachments	Appt_of_SVP_Finance.pdf Total size = **29K** (2048K size limit recommended)

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Media Release November/08

SATS APPOINTS NEW FINANCE CHIEF

Singapore, 12 November 2008 - Singapore Airport Terminal Services Limited (SATS) announces today that Mr Lim Chuang will be joining the Company as its Senior Vice President (Finance). His appointment will take effect from 17 November 2008.

Prior to joining SATS, Mr Lim was Chief Financial Officer of NCS Pte Ltd, a leading vendor-independent IT and communications engineering solutions provider, which is wholly-owned by Singapore Telecommunications Limited (SingTel). He held this position since 2006 and was responsible for several functions encompassing accounting, tax, treasury, risk management, building management, office services and procurement.

Mr Lim held various senior positions since joining SingTel in 1998. From 1998 to 2002, he was the Finance Director for its Consumer Division. He was seconded to SingTel Optus Pty Ltd as its Deputy Chief Financial Officer in 2003. Before joining SingTel, he worked in several listed and private companies including Haw Par Corporation, The Hour Glass Limited and Health Corporation of Singapore Pte Ltd, serving in various managerial capacities.

Said Mr Clement Woon, SATS President and Chief Executive Officer: "We are pleased to welcome Lim Chuang to SATS. With his extensive experience, I am confident that he will contribute positively towards the execution of our Group strategy."

Mr Lim, 53, graduated from the University of Singapore with a Bachelor of Accountancy (First Class Honours) degree. He holds a Masters of Business Administration degree from the National University of Singapore, majoring in International Business and Finance. He is married with three children.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

sats

About Singapore Airport Terminal Services Limited (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

For more information on SATS, please visit www.sats.com.sg

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

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Announcement of Appointment of Chief Financial Officer *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	12-Nov-2008 17:58:10
Announcement No.	00095

>> Announcement Details
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Date of Appointment *	17-11-2008
Name of Person*	Lim Chuang
Age *	53
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	The Board reached its decision to appoint Lim Chuang in view of his extensive experience in the areas of accounting, finance, treasury, corporate secretarial work, investor relations, risk management and M&A. It also took into consideration his long service of 10 years with the SingTel Group in various senior executive and managerial capacities as well as his other senior appointments in both publicly-listed and private companies.
Whether appointment is executive, and if so, the area of responsibility *	Executive appointment with oversight in finance, treasury, risk management, investor relations and lean management functions. Lim Chuang will be part of the management team which develops the strategy, plans and annual budget of the Company.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	SVP (Finance)
Working experience and occupation(s) during the past 10 years *	2006 - 2008: Chief Financial Officer, NCS Pte Ltd 2003 - 2006: Deputy Chief Financial Officer, SingTel Optus Pty Ltd 1998 - 2002: Finance Director, SingTel Consumer Division
Shareholding * in the listed issuer and its subsidiaries *	None
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interests (including any competing business) *	None

>> Other Directorships#
These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Please refer to attachment - Annex 1.
Present	None

>> Information required pursuant to Listing Rule 704(7)(h)
Disclose the following matters concerning an appointment of director, chief executive officer, general manager or

other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a	• No

breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	As a senior management member of the SingTel Group, a company listed on the Singapore Exchange, Lim Chuang has knowledge of the compliance requirements imposed on a listed company and contact with its Board.

Footnotes	
Attachments	Appt_of_SVP_Finance_Directorships.pdf Total size = **29K** (2048K size limit recommended)

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Annex 1

Lim Chuang – Past Directorships (for the last five years)

	Company	Position	Country of Incorporation of Company	Date of Appointment	Date of Cessation
(1)	NCSI Holdings (S) Pte Ltd	Director	Singapore	23/10/2006	04/11/2008
(2)	Computer Systems Holdings Pte. Ltd.	Director	Singapore	19/08/2008	04/11/2008
(3)	NCSI Solutions Pte. Ltd.	Director	Singapore	05/02/2008	04/11/2008
(4)	CVSI Pte Ltd	Director	Singapore	31/03/2006	04/11/2008
(5)	NCSI Holdings (Malaysia) Sdn Bh	Director	Malaysia	23/10/2006	04/11/2008
(6)	NCSI (Malaysia) Sdn Bhd	Director	Malaysia	20/03/2006	04/11/2008
(7)	VA Dynamics Sdn Bhd	Director	Malaysia	28/06/2007	04/11/2008
(8)	NCSI Lanka (Private) Limited	Director	Sri Lanka	27/10/2006	04/11/2008
(9)	NCSI (ME) W.L.L.	Director	Bahrain	15/11/2006	04/11/2008
(10)	NCSI (Korea) Co Limited	Director	Korea	13/11/2006	04/11/2008
(11)	NCSI (Chengdu) Co Ltd	Director	China	20/10/2006	04/11/2008
(12)	NCS Information Technology (Suzhou) Co Ltd	Director	China	30/06/2007	04/11/2008
(13)	Beijing IPACS Electronic Science Co., Ltd	Director	China	09/06/2006	N.A. (Company in liquidation)
(14)	IPACS Computer (Shanghai) Co., Ltd	Director	China	09/06/2006	N.A. (Company in liquidation)

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Notice of Book Closure Date for Dividend *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2008 18:23:56
Announcement No.	00129

>> Announcement Details

The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Payment of interim dividend of 4 cents per ordinary share (tax exempt one-tier) for the half year ended 30 September 2008
Record Date *	18-11-2008
Record Time *	17:00
Date Paid/Payable (if applicable)	28-11-2008
Footnotes	

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Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	03-Nov-2008 17:22:44
Announcement No.	00086

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2008

Attachments

- SATS_2QFY0809.pdf
- Media_Release_1H2008_09.pdf
- Analysts_Media_Slides.pdf

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2008

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the second quarter and half year ended 30 September 2008 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2008-09	2007-08	2008-09	2007-08
REVENUE	249.2	237.4	493.2	469.9
EXPENDITURE				
Staff costs	(113.1)	(102.1)	(223.3)	(203.4)
Cost of raw materials	(23.2)	(20.9)	(46.1)	(41.6)
Licensing fees	(15.9)	(15.3)	(31.4)	(30.3)
Depreciation and amortisation expenses	(14.4)	(14.7)	(29.5)	(29.7)
Company accommodation and utilities	(18.8)	(16.3)	(36.1)	(32.6)
Other costs	(20.2)	(20.3)	(45.0)	(38.8)
	(205.6)	(189.6)	(411.4)	(376.4)
OPERATING PROFIT	43.6	47.8	81.8	93.5
Interest on borrowings	(1.6)	(1.6)	(3.1)	(3.1)
Interest income	2.2	4.1	4.7	8.7
Amortisation of deferred income	0.3	0.4	0.7	0.7
Gain on disposal of property, plant & equipment	0.3	-	0.4	-
Share of profits of associated companies	7.7	12.5	12.0	25.0
Impairment in short-term non-equity investment	(10.0)	-	(10.0)	-
PROFIT BEFORE TAXATION	42.5	63.2	86.5	124.8
Taxation	(9.8)	(14.3)	(19.3)	(28.1)
PROFIT FOR THE PERIOD	32.7	48.9	67.2	96.7
Attributable to:				
Equity Holders of the Company	32.4	48.7	66.9	96.4
Minority Interests	0.3	0.2	0.3	0.3
	32.7	48.9	67.2	96.7

Notes :

(i) Profit for the period is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	0.5	(0.3)	(0.3)	(0.3)
Provision for doubtful debts	-	(0.1)	-	-

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 30 September 2008 (in $ million)

	THE GROUP		THE COMPANY	
	30.09.2008	**31.03.2008**	**30.09.2008**	**31.03.2008**
Share capital	254.9	250.1	254.9	250.1
Reserves				
Revenue reserve	1,124.9	1,166.0	886.2	914.1
Share-based compensation reserve	20.4	16.8	20.4	16.8
Statutory reserve	6.1	5.9	-	-
Foreign currency translation reserve	(51.3)	(54.2)	-	-
Fair value reserve	(0.2)	(0.7)	(0.2)	(0.7)
Equity attributable to equity holders of the company	1,354.8	1,383.9	1,161.3	1,180.3
Minority interests	1.8	4.0	-	-
Total equity	1,356.6	1,387.9	1,161.3	1,180.3
Deferred taxation	46.8	47.9	30.7	30.9
Finance lease	3.8	3.8	-	-
Notes payable	-	200.0	-	200.0
Term loans	3.2	3.4	-	-
Deferred income	21.9	22.8	21.9	22.8
	1,432.3	1,665.8	1,213.9	1,434.0
Represented by:-				
Property, plant and equipment				
Leasehold land and buildings	441.3	451.1	-	-
Progress payments	8.5	5.5	0.8	0.7
Others	97.8	108.2	0.4	0.5
	547.6	564.8	1.2	1.2
Investment properties	-	-	421.9	434.5
Other non-current assets	12.4	8.2	12.4	8.2
Subsidiary companies	-	-	48.3	43.3
Associated companies	334.0	333.3	270.8	270.8
Loan to an associated company	1.0	1.2	1.0	1.2
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	8.1	7.5	0.6	0.5
Current assets				
Trade debtors	45.8	52.4	0.2	4.0
Other debtors	5.5	6.9	3.5	5.1
Prepayments	2.9	2.9	1.1	1.6
Related companies	196.6	184.2	118.4	106.6
Associated companies	1.7	0.4	1.7	0.4
Loan to an associated company	0.6	0.6	0.6	0.6
Inventories	14.8	13.9	0.2	0.3
Short-term non-equity investments	40.5	44.4	40.5	44.4
Fixed deposits	573.1	600.0	572.3	599.2
Cash and bank balances	23.3	20.9	8.3	13.0
	904.8	926.6	746.8	775.2
Less: **Current liabilities**				
Notes payable	200.0	-	200.0	-
Term loans	0.4	0.4	-	-
Trade creditors	116.9	117.8	20.7	19.3
Other creditors	14.6	9.0	2.6	1.8
Finance leases – current	0.4	0.4	-	-
Related companies	-	-	58.6	69.3
Provision for taxation	51.2	56.1	15.1	18.4
	383.5	183.7	297.0	108.8
Net current assets	521.3	742.9	449.8	666.4
	1,432.3	1,665.8	1,213.9	1,434.0

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.09.2008		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
0.4	200.4	0.4	0.4

Amount repayable after one year

As at 30.09.2008		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
3.8	3.2	3.8	203.4

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd and M/s SATS Airport Services Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for the second quarter and half year ended 30 September 2008 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2008-09	2007-08	2008-09	2007-08
Cash flows from operating activities				
Profit before taxation	42.5	63.2	86.5	124.8
Adjustments for:				
Interest income	(2.2)	(4.1)	(4.7)	(8.7)
Interest on borrowings	1.6	1.6	3.1	3.1
Depreciation and amortisation expenses	14.4	14.7	29.5	29.7
Gain on disposal of property, plant and equipment	(0.3)	-	(0.4)	-
Effects of exchange rate changes	(0.3)	0.1	(0.2)	0.1
Share of profits of associated companies	(7.7)	(12.5)	(12.0)	(25.0)
Share-based payment expense	1.8	2.1	3.9	3.7
Amortisation of deferred income	(0.3)	(0.4)	(0.7)	(0.7)
Impairment in short-term non-equity investment	10.0	-	10.0	-
Operating profit before working capital changes	59.5	64.7	115.0	127.0
Decrease/(increase) in debtors	6.5	(9.5)	8.2	(8.2)
Increase in inventories	(0.2)	(0.6)	(1.0)	(2.0)
(Increase)/decrease in amounts owing by related companies	(5.5)	(0.5)	5.4	7.3
(Decrease)/increase in creditors	(14.1)	(44.4)	3.5	(40.1)
Decrease/(increase) in amounts due from associated companies	1.1	(0.6)	0.4	(3.2)
Cash generated from operations	47.3	9.1	131.5	80.8
Interest paid to third parties	(3.1)	(3.0)	(3.1)	(3.1)
Tax paid	(21.8)	(13.1)	(22.1)	(19.6)
Net cash provided by/(used in) operating activities	22.4	(7.0)	106.3	58.1
Cash flows from investing activities				
Capital expenditure	(6.8)	(3.9)	(10.8)	(5.1)
Repayment of loan from associated company	0.1	0.2	0.2	0.3
Acquisition of shares in subsidiary	(0.6)	-	(0.6)	-
Dividends from associated companies	6.8	1.9	11.0	10.2
Proceeds from disposal of fixed assets	1.0	-	1.1	0.1
Interest received from deposits	2.2	4.6	4.6	9.1
Capital expenditure for setting up associated companies	-	-	(4.2)	-
(Increase)/decrease in short-term non-equity investments	(5.3)	9.9	(5.6)	8.3
Net cash (used in)/provided by investing activities	(2.6)	12.7	(4.3)	22.9
Cash flows from financing activities				
Repayment of term loan	(0.1)	(0.1)	(0.3)	-
Proceeds from exercise of share options	0.3	13.2	0.7	28.7
Dividends paid	(107.9)	(96.9)	(107.9)	(96.9)
Proceeds from issuance of shares by a subsidiary	-	-	0.5	-
Dividends paid by subsidiary company to minority interest	-	(0.2)	-	(0.2)
Bank charges on sale and lease back arrangement	(0.1)	(0.1)	(0.2)	(0.2)
Net cash used in financing activities	(107.8)	(84.1)	(107.2)	(68.6)
Net (decrease)/increase in cash and cash equivalents	(88.0)	(78.4)	(5.2)	12.4
Effects of exchange rate changes	0.3	(0.1)	0.2	(0.1)
Cash and cash equivalents at beginning of the period	783.0	668.3	700.3	577.5
Cash and cash equivalents at end of the period	695.3	589.8	695.3	589.8

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the second quarter ended 30 September 2008 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 1 July 2008	250.4	1,200.5	18.8	(0.4)	5.9	(61.3)	1,413.9	4.5	1,418.4
Net fair value changes on financial assets	-	-	-	0.2	-	-	0.2	-	0.2
Transfer to statutory reserve	-	(0.2)	-	-	0.2	-	-	-	-
Foreign currency translation	-	-	-	-	-	10.0	10.0	-	10.0
Net income and expense not recognised in the profit and loss accounts	-	(0.2)	-	0.2	0.2	10.0	10.2	-	10.2
Profit for July-September 2008	-	32.4	-	-	-	-	32.4	0.3	32.7
Net income and expense recognised for July-September 2008	-	32.2	-	0.2	0.2	10.0	42.6	0.3	42.9
Issuance of shares	4.1	-	-	-	-	-	4.1	-	4.1
Acquisition of shares in subsidiary	-	-	-	-	-	-	-	(3.3)	(3.3)
Disposal of shares in subsidiary	-	-	-	-	-	-	-	0.3	0.3
Share-based payment	-	-	1.8	-	-	-	1.8	-	1.8
Share options exercised and lapsed	0.4	0.1	(0.2)	-	-	-	0.3	-	0.3
Dividends, net	-	(107.9)	-	-	-	-	(107.9)	-	(107.9)
Balance at 30 September 2008	254.9	1,124.9	20.4	(0.2)	6.1	(51.3)	1,354.8	1.8	1,356.6
Balance at 1 July 2007	232.5	1,159.0	13.1	(0.1)	5.6	(23.6)	1,386.5	4.0	1,390.5
Net fair value changes on financial assets	-	-	-	0.1	-	-	0.1	-	0.1
Transfer to statutory reserve	-	(0.3)	-	-	0.3	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(8.0)	(8.0)	-	(8.0)
Net income and expense not recognised in the profit and loss accounts	-	(0.3)	-	0.1	0.3	(8.0)	(7.9)	-	(7.9)
Profit for July-September 2007	-	48.7	-	-	-	-	48.7	0.2	48.9
Net income and expense recognised for July-September 2007	-	48.4	-	0.1	0.3	(8.0)	40.8	0.2	41.0
Share-based payment	-	-	2.1	-	-	-	2.1	-	2.1
Share options exercised and lapsed	15.4	-	(2.1)	-	-	-	13.3	-	13.3
Dividends, net	-	(96.9)	-	-	-	-	(96.9)	(0.2)	(97.1)
Balance at 30 September 2007	247.9	1,110.5	13.1	-	5.9	(31.6)	1,345.8	4.0	1,349.8

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the second quarter ended 30 September 2008 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 July 2008	250.4	919.5	18.8	(0.4)	1,188.3
Net fair value changes on financial assets	-	-	-	0.2	0.2
Profit for July-September 2008	-	74.5	-	-	74.5
Issuance of shares	4.1	-	-	-	4.1
Share-based payment	-	-	1.8	-	1.8
Share options exercised and lapsed	0.4	0.1	(0.2)	-	0.3
Dividends, net	-	(107.9)	-	-	(107.9)
Balance at 30 September 2008	254.9	886.2	20.4	(0.2)	1,161.3
Balance at 1 July 2007	232.5	908.8	13.1	(0.1)	1,154.3
Net fair value changes on financial assets	-	-	-	0.1	0.1
Profit for July-September 2007	-	51.4	-	-	51.4
Share-based payment	-	-	2.1	-	2.1
Share options exercised and lapsed	15.4	-	(2.1)	-	13.3
Dividends, net	-	(96.9)	-	-	(96.9)
Balance at 30 September 2007	247.9	863.3	13.1	-	1,124.3

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 30 September 2008, the number of share options of the Company outstanding was 67,643,825 (30 September 2007: 57,232,450).

During the period July to September 2008, 164,600 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period July to September 2008 is as follows:

Date of Grant	Balance at 1.07.2008	Lapsed	Exercised	Balance at 30.09.2008	Exercise price #	Expiry date
28.3.2000	5,205,900	(58,900)	(4,800)	5,142,200	S$2.15	27.3.2010
3.7.2000	1,900,350	(31,000)	(7,400)	1,861,950	S$1.75	2.7.2010
2.7.2001	530,800	(14,500)	(100)	516,200	S$1.19	1.7.2011
1.7.2002	1,275,400	(24,700)	(100)	1,250,600	S$1.55	30.6.2012
1.7.2003	1,483,700	(16,900)	(10,000)	1,456,800	S$1.42	30.6.2013
1.7.2004	5,183,650	(20,650)	(7,400)	5,155,600	S$2.04	30.6.2014
1.7.2005	10,812,050	(58,300)	(5,200)	10,748,550	S$2.22	30.6.2015
3.7.2006	14,459,900	(88,575)	(129,600)	14,241,725	S$2.05	2.7.2016
2.7.2007	13,899,800	(98,900)	-	13,800,900	S$3.01	1.7.2017
1.7.2008	13,517,300	(48,000)	-	13,469,300	S$2.17	30.6.2018
	68,268,850	(460,425)	(164,600)	67,643,825		

\# Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

As at 30 September 2008, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 999,436 and 330,851.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares				
Date of grant	Balance at 01.07.2008	Granted	Cancelled	Vested	Balance at 30.09.2008
RSP					
02.10.2006	175,644	-	(948)	(87,910)	86,786
27.07.2007	382,750	-	(2,800)	-	379,950
28.07.2008	-	532,700	-	-	532,700
	558,394	532,700	(3,748)	(87,910)	999,436

	Number of Performance Shares				
Date of grant	Balance at 01.07.2008	Granted	Cancelled	Vested	Balance at 30.09.2008
PSP					
02.10.2006	85,651	-	-	-	85,651
27.07.2007	153,200	-	-	-	153,200
28.08.2008	-	92,000	-	-	92,000
	238,851	92,000	-	-	330,851

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited or reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2008 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial year beginning on or after 1 April 2008. The adoption of these FRS and INT FRS has no significant impact to the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	2nd Quarter		1st Half	
	2008-09	2007-08	2008-09	2007-08
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	3.0	4.5	6.2	9.0
(ii) Diluted **	3.0	4.5	6.2	8.9

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.09.2008	As at 31.03.2008	As at 30.09.2008	As at 31.03.2008
Net asset value per ordinary share (cents)	125.5	128.6	107.6	109.6

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for 6 months ended 30 September 2008

Operating Profit and Net Profit

The Group's operating profit for the first six months ended 30 September 2008 was $81.8 million, a decrease of $11.7 million or 12.5% compared to $93.5 million in the same period last year. The Group's profit attributable to the shareholders decreased 30.6% to $66.9 million.

8(a)(ii) Detailed financial analysis for 6 months ended 30 September 2008

Operating Revenue

The segmental revenue and its composition are summarised below:

	1st Half				
	2008-09		2007-08*		
	$Million	%	$Million	%	% Change
Inflight catering	209.5	42.5	201.5	42.9	+ 4.0
Ground handling	234.2	47.4	220.4	46.9	+ 6.3
Security Services	25.0	5.1	22.6	4.8	+ 10.6
Others #	24.5	5.0	25.4	5.4	- 3.5
Total	493.2	100.0	469.9	100.0	+ 5.0

* Revenue from aircraft interior cleaning amounting to $7.9 million in 1HFY2007-08 is reclassified from Inflight catering to Ground handling to be consistent with current period presentation.

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue grew 5.0% to $493.2 million because of higher business volumes.

Revenue from inflight catering increased 4.0% because of the increase in volume of inflight meals uplifted.

Revenue from ground handling increased 6.3% because of the increase in flights and cargo throughput.

Revenue from aviation security services increased 10.6% because of the increase in guarding and cargo screening services.

Revenue from other services decreased 3.5% to $24.5 million.

Operating Expenditure

Total operating expenditure for the Group increased 9.3% to $411.4 million mainly because of higher staff costs, raw material costs and utilities costs. Staff costs increased as a result of the capacity build-up for Changi Airport Terminal 3 operations. Higher raw material costs was due to higher meal volumes and inflation.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 52% from $25.0 million to $12 million because of:

- higher costs and weak market conditions; and
- a one-off $3.7 million tax provision in respect of prior years.

Impairment in Short-term Non-equity Investment

Impairment in short-term non-equity investment relates to an investment of $10 million which has been fully provided for.

Balance Sheet

Total equity of the Group stood at $1,356.6 million, a decrease of 2.3% compared to $1,387.9 million as at 31 March 2008. The decrease was mainly due to the dividend payment of $107.9 million in August 2008.

Current liabilities were $383.5 million or 108.8% higher than that at 31 March 2008 due to the reclassification of $200 million Medium Term Note (MTN) from long-term loan to current liability. The MTN is payable in September 2009.

Cash Flow

The Group has a cash balance of $695.3 million as at 30 September 2008, an increase of $105.5 million compared to a year ago mainly from profits earned during the year.

Net cash provided by operating activities for the half year was $106.3 million, compared to $58.1 million in the same period last year. This was mainly due to a decrease of creditors of $40.1 million in the first half of FY2007/08 due to lower bonus provision.

Net cash used in financing activities for the half year was $107.2 million, compared to $68.6 million in the same period last year. The increase was mainly due to higher dividend paid in August 2008.

8(b)(i) <u>Financial highlights for second quarter ended 30 September 2008</u>

Operating Profit and Net Profit

The Group's operating profit for second quarter ended 30 September 2008 was $43.6 million, a decrease of $4.2 million or 8.8% compared to $47.8 million in the same period last year. The Group's profit attributable to the shareholders decreased 33.5% to $32.4 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2008-09

The global economic downturn will likely dampen air traffic globally as well as at the Singapore Hub. We expect to see lower passenger traffic and cargo throughput in the second half of FY2008-09 compared to the corresponding period last year.

Contribution from associates remains below expectation, consequent on weaker market conditions. Capacity has to be adjusted and costs trimmed to mitigate the impact of the expected situation.

We will remain steadfast in the implementation of our strategy. Given this difficult environment, we expect more attractive opportunities to emerge. The recent acquisition of Menzies Aviation (Hong Kong) is a case in point. We aim to serve our key customers there.

Given the expectation of tough times ahead, it will be difficult to pass cost increases to clients. We will step up efforts to differentiate our product and service offerings through innovation. These include the setting up of low-cost catering facility and ground handling unit to offer quality, cost-effective meals and services to no-frills airlines.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share
Tax rate	Tax exempt (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share
Tax rate	Tax exempt (one-tier)

(c) Date Payable

The interim dividend will be payable on 28 November 2008.

(d) Books Closure Date

Notice is hereby given that, the Transfer Books and the Register of Members of the Company will be closed on 19 November 2008 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 18 November 2008 will be registered to determine shareholders' entitlements to the proposed interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 18 November 2008 will be entitled to the proposed interim dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the second quarter ended 30 September 2008 and the second quarter of FY2007-08 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	2Q2008-09 $'000	**2Q2007-08** $'000
Singapore Airlines Limited	6,800	3,185
Seraya Energy Pte Ltd	1,100	-
Singapore Computer Systems Limited	200	-
ST Electronics (Info-Comm Systems) Pte Ltd	200	-
Certis Cisco Security Pte Ltd	200	-
SembCorp Environmental Management Pte Ltd	-	5,469
SilkAir (Singapore) Pte Ltd	-	770
Total	8,500	9,424

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during 2nd quarters of FY2008-09 and FY2007-08.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
3 November 2008
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Ng Kee Choe, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the second quarter and half year of FY2008-09 financial results to be false or misleading in any material respect.

On behalf of the board of directors

EDMUND CHENG WAI WING
Chairman

NG KEE CHOE
Director

Singapore, 3 November 2008

sats
one with you

A Subsidiary of SINGAPORE AIRLINES

No. 02/09

3 November 2008

SATS POSTS INTERIM PROFIT OF S$67M

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$ million)	1H FY2008-09 (Apr - Sep 08)	Year-on-Year change (%)	2Q FY2008-09 (Jul - Sep 08)	Year-on-Year change (%)
• Operating revenue	493.2	5.0	249.2	5.0
• Operating profit	81.8	(12.5)	43.6	(8.8)
• Share of profits of associated companies	12.0	(52.0)	7.7	(38.4)
• Other non-operating income / (expenses)	(7.3)	(215.9)	(8.8)	(403.4)
• Profit attributable to equity holders	66.9	(30.6)	32.4	(33.5)
• Earnings per share (cents) - basic	6.2	(31.1)	3.0	(33.3)
• Interim dividend per share (cents)	4.0	-		

GROUP EARNINGS

1H FY2008-09 (April - September 2008)

Higher business volumes saw operating revenue rose 5.0% (+$23.3 million) to $493.2 million in the first half of FY2008-09.

Operating expenditure increased 9.3% (+$35.0 million) to $411.4 million due mainly to higher staff costs, raw material costs and utilities charges. Staff costs went up as a result of additional staff recruited for Terminal 3 operations at Changi Airport while higher raw material costs was due to higher meal volumes and inflation.

Note: The SATS Group's unaudited results for the second quarter and half year ended 30 September 2008 were announced on 3 November 2008. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

As a result, the Group earned an operating profit of $81.8 million, 12.5% lower (-$11.7 million) than the previous year while operating margin fell 3.3 percentage points to 16.6%.

Share of associates' profits fell 52.0% (-$13.0 million) to $12.0 million because of:

- higher costs and weak market conditions; and
- a one-off $3.7 million tax provision in respect of prior years.

Other non-operating income decreased due mainly to an impairment in short-term investment of $10 million which has been fully provided for.

Net profit attributable to equity holders was $66.9 million, 30.6% lower (-$29.5 million) than a year ago.

2Q FY2008-09 (July - September 2008)

Operating revenue grew 5.0% (+$11.8 million) to $249.2 million on the back of higher business volumes while operating expenditure increased 8.4% (+$16.0 million) to $205.6 million mainly because of higher staff costs, raw material costs and utilities charges.

The Group earned an operating profit of $43.6 million in the second quarter of FY2008-09, compared to $47.8 million in the corresponding quarter last year.

Profit contribution from associated companies dropped 38.4% (-$4.8 million) to $7.7 million while net profit attributable to equity holders was $32.4 million, down 33.5% (-$16.3million).

GROUP FINANCIAL POSITION (as at 30 September 2008)

Total equity of the Group dropped 2.3% (-$31.3 million) to $1,356.6 million, compared to $1,387.9 million as at 31 March 2008. The decline was due to dividend payment of $107.9 million made in August 2008.

Net asset value per share saw a marginal drop from $1.29 as at 31 March 2008 to $1.26.

Total assets declined 1.8% (-$33.7 million) to $1,815.8 million.

Debt equity ratio of the Group remained at 0.15.

GROUP OPERATING PERFORMANCE

All operating indices recorded improvements in the first half of FY2008-09.

	1H FY2008-09 (Apr - Sep 08)	1H FY2007-08 (Apr - Sep 07)	% change
Passengers handled ('M)	15.73	15.42	+ 2.0
Meals produced ('M)	12.93	12.57	+ 2.8
Flights handled ('000)	44.27	42.56	+ 4.0
Cargo/mail processed ('000 tonnes)	797.99	773.92	+ 3.1

	2Q FY2008-09 (Jul - Sep 08)	2Q FY2007-08 (Jul - Sep 07)	% change
Passengers handled ('M)	7.81	7.82	- 0.1
Meals produced ('M)	6.45	6.37	+ 1.3
Flights handled ('000)	22.17	21.21	+ 4.5
Cargo/mail processed ('000 tonnes)	401.72	395.92	+ 1.5

INTERIM DIVIDEND

SATS is proposing an interim dividend of 4 cents per share to be paid on 28 November 2008. The interim dividend will amount to $43.2 million, representing a payout ratio of 64.6% of net profit. Last financial year, the interim dividend of 4 cents per share represented a payout ratio of 44.7% of net profit.

OUTLOOK

The global economic downturn will likely dampen air traffic globally as well as at the Singapore Hub. We expect to see lower passenger traffic and cargo throughput in the second half of FY2008-09 compared to the corresponding period last year.

Contribution from associates remains below expectation, consequent on weaker market conditions. Capacity has to be adjusted and costs trimmed to mitigate the impact of the expected situation.

We will remain steadfast in the implementation of our strategy. Given this difficult environment, we expect more attractive opportunities to emerge. The recent acquisition of Menzies Aviation (Hong Kong) is a case in point. We aim to serve our key customers there.

Given the expectation of tough times ahead, it will be difficult to pass cost increases to clients. We will step up efforts to differentiate our product and service offerings through innovation. These include the setting up of low-cost catering facility and ground handling unit to offer quality, cost-effective meals and services to no-frills airlines.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 1H and 2Q FY2008-09 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	1H FY2008-09	1H FY2007-08	2Q FY2008-09	2Q FY2007-08
Financial Results (S$ million)				
Total revenue	493.2	469.9	249.2	237.4
Total expenditure	411.4	376.4	205.6	189.6
Operating profit	81.8	93.5	43.6	47.8
Share of profits from associated companies	12.0	25.0	7.7	12.5
Other non-operating income / (expenses)	(7.3)	6.3	(8.8)	2.9
Profit before taxation	86.5	124.8	42.5	63.2
Profit attributable to equity holders	66.9	96.4	32.4	48.7
Per Share Data				
Earnings after tax (cents) - basic R1	6.2	9.0	3.0	4.5
- diluted R2	6.2	8.9	3.0	4.5
Return on turnover (%)	13.6	20.6	13.1	20.6
Economic Value Added	9.7	35.7	3.5	18.2

Financial Position (S$ million)	As at 30 Sep 2008	As at 31 Mar 2008
Share capital	254.9	250.1
Revenue reserve	1,124.9	1,166.0
Foreign currency translation reserve	(51.3)	(54.2)
Share-based compensation reserve	20.4	16.8
Statutory reserve	6.1	5.9
Fair value reserve	(0.2)	(0.7)
Equity attributable to equity holders	1,354.8	1,383.9
Total assets	1,815.8	1,849.5
Total debt	207.8	208.0
Total debt equity ratio (times) R3	0.15	0.15
Net asset value per share ($) R4	1.26	1.29

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

3 November 2008

sats

one with you


Sats

2Q & 1H FY2008/09 Performance Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

sats

1H08/09 Summary

- Higher business volumes saw revenue went up 5%
  - Unit services +2.6% Cargo +3.1% Unit Meals +3.2%
  - Overall net increase in flights to-date despite some cancellations by three airline customers
  - Softening of passenger traffic and cargo demand
- Higher expenditure due to capacity expansion from T3 ops, higher wages, rising food costs and higher utilities
- Weaker contribution from Overseas Associates due to turbulence in global aviation industry, deteriorating economic conditions and higher cost from capacity build-up in China
- Global financial crisis: impairment in short-term non-equity investment

sats

3

Impairment in Short-Term Investment

- SATS holds a 3.91% Fortis Bank-issued $10M credit-linked note (**CLN**) with maturity in Jan 2009
- Management decides to provide $10M in 2Q to account for full impact of impairment, since event occurred before our reporting.
- Very low risk of other similar exposures as most of our cash are in fixed deposits and guaranteed by government

sats

4

2Q Highlights

($M)	2Q08/09	2Q07/08	Change	% Change
Operating Revenue	249.2	237.4	11.8	5.0
Operating Expenditure	205.6	189.6	16.0	8.4
Operating Profit	43.6	47.8	(4.2)	(8.8)
Share of Profits from Associated Companies	7.7	12.5	(4.8)	(38.4)
Other Non-Operating Income / (Expenses)	(8.8)	2.9	(11.7)	403.4
PATMI	32.4	48.7	(16.3)	(33.5)

- Higher business volumes (except cargo: 0.1% drop)
- T3 ops, higher staff costs, food costs & utilities
- Lower overseas profits (BGS, TSAC, AAT)
- Decrease in other non-operating income due mainly to provision for impairment in short-term investment

Higher revenue from Singapore Ops cushioned impact of higher costs and weaker overseas contribution. Excluding $10M impairment provision, PATMI would have been $40.6M

sats

5

Q-o-Q Highlights

($M)	2Q08/09	1Q08/09	Change	% Change
Operating Revenue	249.2	244.0	5.2	2.1
Operating Expenditure	205.6	205.8	(0.2)	(0.1)
Operating Profit	43.6	38.2	5.4	14.1
Share of Profits from Associated Companies	7.7	4.4	3.3	75.0
Other Non-Operating Income / (Expenses)	(8.8)	-	(8.8)	-
PATMI	32.4	34.5	(2.1)	(6.1)

- Higher cargo tonnage & more higher value meals uplifted
- Expenditure: flat
- 1Q overseas contribution included $3.7M one-off VAT liability provision for prior years
- 2Q provision for impairment in short-term investment

Stronger 2Q performance due to higher revenue and higher overseas contribution. Excluding $10M impairment provision, PATMI would be 18% higher than 1Q

sats

6

Group Financials

($M)	1H08/09	1H07/08	% Change	2Q08/09	2Q07/08	% Change
Operating Revenue	493.2	469.9	5.0	249.2	237.4	5.0
Operating Expenditure	411.4	376.4	9.3	205.6	189.6	8.4
Operating Profit	81.8	93.5	(12.5)	43.6	47.8	(8.8)
EBITDA	111.6	123.5	(9.6)	57.5	62.8	(8.4)
Share of Profits from Associated Companies	12.0	25.0	(52.0)	7.7	12.5	(38.4)
Other Non-Operating Income / (Expenses)	(7.3)	6.3	(215.9)	(8.8)	2.9	(403.4)
PBT	86.5	124.8	(30.7)	42.5	63.2	(32.8)
PATMI	66.9	96.4	(30.6)	32.4	48.7	(33.5)

sats

Group Margins & Ratios

	1H08/09	1H07/08	Change	2Q08/09	2Q07/08	Change
Operating Margin (%)	16.6	19.9	(3.3) pts	17.5	20.1	(2.6) pts
EBITDA Margin (%)	22.6	26.3	(3.7) pts	23.1	26.5	(3.4) pts
PBT Margin (%)	17.5	26.6	(9.1) pts	17.1	26.6	(9.5) pts
Net Margin - SIN only (%)	11.8	16.6	(4.8) pts	11.0	16.5	(5.5) pts
Net Margin - incl Assocs (%)	13.6	20.5	(6.9) pts	13.1	20.5	(7.4) pts

	1H08/09	1H07/08	% Change	2Q08/09	2Q07/08	% Change
Earnings Per Share (cents)	6.2	9.0	(31.1)	3.0	4.5	(33.3)
Net Asset Value Per Share ($)	1.26	1.25	0.8	-	-	-
Debt Equity Ratio	0.15	0.15	-	-	-	-
Economic Value Added ($M)	9.7	35.7	(72.8)	3.5	18.2	(80.8)

sats

Group Segmental Revenue

($M)	1H08/09	1H07/08	% Change	2Q08/09	2Q07/08	% Change
Ground Handling	234.2	*220.4	6.3	122.4	*115.4	6.1
Inflight Catering	209.5	*201.5	4.0	101.6	*97.5	4.2
Security Services	25.0	22.6	10.6	12.5	11.4	9.6
Others	24.5	25.4	(3.5)	12.7	13.1	(3.1)
Total	493.2	469.9	5.0	249.2	237.4	5.0
Unit Services ('000)	41.5	40.5	2.6	20.7	20.2	2.6
Cargo/Mail Processed ('000 tonnes)	798.0	773.9	3.1	401.7	395.9	1.5
Unit Meals ('M)	10.3	10.0	3.2	5.2	5.1	2.0

- Aircraft Interior Cleaning (AIC) reclassified from Inflight Catering to Ground Handling wef 1 Jul 08
- Revenue from Security Services increased due to higher service demand

Higher business volumes contributed to revenue growth

* *Note: for purpose of comparison, we reclassify AIC's 2Q07/08 revenue of $7.9M from Inflight Catering to Ground Handling*

sats

9

Revenue Contribution - 1H08/09



Security Services
(4.8%)
Others
(5.4%)
5.1%
5.0%
42.5%
47.4 %
Inflight Catering
(42.9%)
Ground Handling
(46.9%)

Ground handling revenue contribution increased as a result of reclassification of AIC

Figures in ( ) refer to composition for 1H07/08

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10

Group Expenditure

($M)	1H08/09	1H07/08	% Change	2Q08/09	2Q07/08	% Change
Staff Costs	223.3	203.4	9.8	113.1	102.1	10.8
Cost of Raw Materials	46.1	41.6	10.8	23.2	20.9	11.0
Licensing Fees	31.4	30.3	3.6	15.9	15.3	3.9
Depreciation Charges	29.5	29.7	(0.7)	14.4	14.7	(2.0)
Coy Accommodation & Utilities	36.1	32.6	10.7	18.8	16.3	15.3
Other Costs	45.0	38.8	16.0	20.2	20.3	(0.5)
Total	411.4	376.4	9.3	205.6	189.6	8.4

- Staff costs went up due to T3 ops, 4% service increment under new CA
- Increase in food costs due to higher meal volumes & inflation (accounted for 4% out of 11% increase)

Higher costs attributable to T3 ops, service increment, inflation and higher utilities

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11

Associates' Contribution - EBITDA & PBT

($M)	1H08/09	1H07/08	% Change
EBITDA Contribution	27.4	41.2	(33.5)
Inflight Catering	6.3	9.4	(33.0)
Ground Handling	21.1	31.8	(33.6)
PBT Contribution	12.0	25.0	(52.0)
Inflight Catering	3.9	7.7	(49.4)
Ground Handling	8.1	17.3	(53.2)
Assocs' Contribution to Group PBT (%)	13.9	20.0	(6.1) pts
PBT Contribution excl VAT	15.7	25.0	(37.2)
Assocs' Contribution to Group PBT (%) excl VAT	17.4	20.0	(2.6) pts

- Weak market conditions experienced by JVs in India, China & Hong Kong
- China & India JVs also saw higher costs from new capacity build-up & higher food costs
- One-off $3.7M tax provision in respect of prior years

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12

Associates' Contribution - Change in PBT

1H08/09		Δ($M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	-
MCS	Macau, China	(0.3)
MEC	Philippines	(0.2)
MIC	Maldives	(0.2)
TMIK	Chennai, India	(0.3)
TSAC	India	(2.8)
	SUB-TOTAL	(3.8)
GROUND HANDLING JVs		
AAT	HK SAR, China	(1.8)
BGS	Beijing, China	(4.6)
EGAC	Taipei, ROC	(0.6)
EGAS	Taipei, ROC	(0.2)
JAS	Indonesia	(2.4)
TCS	HCM, Vietnam	0.4
	SUB-TOTAL	(9.2)

TSAC : lower business volumes, higher food costs & additional overheads from 2 new kitchens

AAT : softening in cargo demand

BGS : pre-tax loss due to higher costs from T3 ops & Beijing Olympics

TCS : higher cargo volumes

sats

13

Group Balance Sheet

($M)	As at 30 Sep 08	As at 31 Mar 08
Total Equity	1,356.6	1,387.9
Long-Term Loans	7.0	207.2
Other Long-Term Liabilities	68.7	70.7
Current Liabilities	383.5	183.7
Total Equity & Liabilities	1,815.8	1,849.5
Fixed Assets	547.6	564.8
Associated Companies	334.0	333.3
Other Non-Current Assets	29.4	24.8
Current Assets		
Cash & Cash Equivalents	695.3	700.3
Short-Term Non-Equity Investments	40.5	44.4
Other Current Assets	169.0	181.9
Total Assets	1,815.8	1,849.5

- Reclassification of MTN (due in Sep 09) from long-term loan to current liabilities
- Drop in other current assets due to lower receivables
- Cash & Cash Equivalents included $99M deposits placed with SIA
- Strong cash balance of $736M as at 30 Sep 08 (cash & cash equivalents + short-term non-equity investments)

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14

Group Cash Flow

($M)	1H08/09	1H07/08	Change
Cash & Cash Equivalents at beginning of period	700.3	577.5	122.8
- Net Cash from Operating Activities	106.3	58.1	48.2
- Net Cash provided by /(used in) Investing Activities	(4.3)	22.9	(27.2)
- Net Cash used in Financing Activities	(107.2)	(68.6)	(38.6)
Net increase in Cash & Cash Equivalents	(5.2)	12.4	(17.6)
Exchange Rate Changes	0.2	(0.1)	0.3
Cash & Cash Equivalents at end of period	695.3	589.8	105.5

sats
one with you

Group Costs & Productivity Ratios

	1H08/09	1H07/08	% Change	2Q08/09	2Q07/08	% Change
Staff Costs as % Total Costs	54.3	54.0	0.3 pts	55.0	53.9	1.1 pts
VA per $ Employee Cost	1.61	1.91	(15.7)	1.59	1.91	(16.8)
VA per $ Employee Cost (including Contract Services)	1.53	1.77	(13.6)	1.52	1.78	(14.6)

sats
one with you

Contracts

- New & Renewals
  - TNT - catering, ground and cargo handling
  - Philippine Airlines - catering, ground and cargo handling
  - China Southern - catering, ground and cargo handling
  - Jet Airways - catering
  - Cargolux - catering, ground and cargo handling
  - Best Air - ground and cargo handling
- Singapore F1
  - >100 private jet flights handled
  - > 1.2M tonnes of cargo handled
  - Business jet catering and security services



sats

Corporate Developments

- Bought 100% of Menzies Aviation Hong Kong for approximately HK$18M
- Setting up low-cost inflight catering facility through Country Foods to offer cost-effective meal solutions to low-cost carriers (LCCs) and full-service airlines
- Signed MOU with Shatec Institutes to explore a joint co-operation in providing premier events catering services to the fast growing hospitality and tourism lifestyle industry
- Acquired remaining 33.3% stake in subsidiary, Country Foods, for $5.6M

sats

Interim Dividend

Proposed ordinary interim dividend of 4 cents per share*

	1H08/09	1H07/08	% change
Interim dividend (cents)	4.0	4.0	-
Interim dividend to be paid ($M)	43.2	43.1	0.2
Dividend payout (%)	64.6	44.7	19.9 pts

*** Payable on 28 November 2008***

sats

Outlook

The global economic downturn will likely dampen air traffic globally as well as at the Singapore Hub. We expect to see lower passenger traffic and cargo throughput in the second half of FY2008-09 compared to the corresponding period last year.

Contribution from associates remains below expectation, consequent on weaker market conditions. Capacity has to be adjusted and costs trimmed to mitigate the impact of the expected situation.

We will remain steadfast in the implementation of our strategy. Given this difficult environment, we expect more attractive opportunities to emerge. The recent acquisition of Menzies Aviation (Hong Kong) is a case in point. We aim to serve our key customers there.

Given the expectation of tough times ahead, it will be difficult to pass cost increases to clients. We will step up efforts to differentiate our product and service offerings through innovation. These include the setting up of low-cost catering facility and ground handling unit to offer quality, cost-effective meals and services to no-frills airlines.

sats

In Summary...

- Singapore Ops Q2 performance within plan. Profitability to continue despite weaker 2H
- Weaker than expected overseas contribution consequent on difficult times faced by aviation markets. Efforts to improve our JVs' performance continue
- Balance sheet and cash position remain strong
- Increasing focus on customers will continue to drive innovation and our search for locations that create new service opportunities with them
- Belt-tightening measures such as holding headcount, improving processes through LEAN management and controlling travel expenses have been implemented
- Well-positioned to weather increasingly challenging environment and will seize initiatives to strengthen our businesses to be in an advantageous position when the economy recovers

sats

21

Thank You

sats

22

P.O.A. 21 Oct 08
U.S

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Announcement of Acquisitions and Realisations of Assets

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	21-Oct-2008 06:47:40
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Description	SATS ACQUIRES MENZIES AVIATION (HONG KONG)
Attachments	PressRelease_MenziesHKG.pdf Total size = **22K** (2048K size limit recommended)

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Media Release October/08

SATS ACQUIRES MENZIES AVIATION (HONG KONG)

Singapore, 21 October 2008 – Singapore Airport Terminal Services Limited (SATS) today announces that the company has entered into an agreement to acquire 100% of Menzies Aviation (Hong Kong) Ltd (MAHK) for approximately HK$18 million (approximately S$3.3 million).

The purchase consideration was based on the net asset value of MAHK, on a cash-free, debt-free basis. It will be satisfied in full by cash.

MAHK is one of the four ground handling agents at the Hong Kong International Airport (HKIA). It is also one of the four licensed ramp handlers at HKIA, having recently extended its franchise licence for another 10 years.

Owned by Menzies Aviation PLC since November 2000, MAHK currently provides passenger and ramp handling services including baggage handling, load control and flight operations to 11 airlines. Amongst its key customers are Federal Express, Cebu Pacific, Air Canada, Orient Thai and Asiana Airlines.

The acquisition of MAHK will provide SATS with a ground and ramp handling business that complements its existing cargo operations at HKIA through its joint venture company, Asia Airfreight Terminal. With this acquisition, SATS will be able to broaden its service offerings to key airline customers at one more location.

Said Mr Clement Woon, President and Chief Executive Officer of SATS: "This acquisition is line with our plan to focus on our customers and to increase presence in locations that will create new service opportunities with them. HKIA is located at the tip of the Pearl River Delta, which is a manufacturing zone for exports and accounts for one-third of China's trade value. There is no doubt that HKIA will remain a major gateway hub to China despite competition from other airports within the Pearl River Delta region owing to its historical positioning and keen competitiveness. We are excited with this opportunity to take part in the growth story of HKIA."

The acquisition is expected to be completed by 31 October 2008 upon which MAHK will become a wholly-owned subsidiary of SATS. The acquisition is not expected to have any material impact on the SATS Group's earnings per share and net tangible assets per share for the current financial year ending 31 March 2009.

MAHK will be renamed SATS (Hong Kong) Limited following the completion of the acquisition.

----- End -----

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of airline ground services and inflight solutions at Singapore Changi Airport.

With over 60 years of operating experience and an emerging global presence, SATS is dedicated to providing Airport Services and Food Services of the highest quality to our customers. Our comprehensive services encompass airfreight handling, baggage handling, passenger services, ramp handling, aviation security, airline catering, chilled and frozen processed food manufacturing, and airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines Limited (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

v.o.h. 17 oct 08
u s

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	17-Oct-2008 18:12:26
Announcement No.	00147

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SATS Releases 1HFY2008/09 Results on 3 November 2008

Description

Singapore, 17 October 2008 - Singapore Airport Terminal Services Limited (SATS) will be announcing its interim financial results for FY2008/09 on Monday, 3 November 2008, after trading hours of the Singapore Exchange.

The financial results will be made available on our website at:
http://www.sats.com.sg/newsats/investor_relations/financial_results.html

Investor & Media Contact:
Sandy Leng
Manager Investor Relations, SATS
Tel : (65) 6541 8200
Fax : (65) 6541 8204
Email : sandy_leng @singaporeair.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Oct-2008 18:19:11
Announcement No.	00143

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for September 2008
Description	
Attachments	SATS-OperatingData-Sep2008.pdf Total size = **23K** (2048K size limit recommended)

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sats

one with you

This is the SATS operating data for September 2008, Second Quarter and First Half of FY2008-09:

	September 2008	September 2007	% change
Unit Services Handled ('000)	6.74	6.60	+ 2.0
Flights Handled ('000)	7.20	6.95	+ 3.5
Cargo/Mail Processed ('000 tonnes)	132.90	134.64	- 1.3
Passengers Handled ('M)	2.43	2.48	- 2.1
Unit Meals Produced ('M)	1.64	1.63	+ 0.6
Gross Meals Produced ('M)	2.05	2.05	-

	2nd Quarter FY2008-09 (Jul – Sep 08)	2nd Quarter FY2007-08 (Jul - Sep 07)	% change
Unit Services Handled ('000)	20.73	20.20	+ 2.6
Flights Handled ('000)	22.17	21.21	+ 4.5
Cargo/Mail Processed ('000 tonnes)	401.72	395.92	+ 1.5
Passengers Handled ('M)	7.81	7.82	- 0.1
Unit Meals Produced ('M)	5.16	5.05	+ 2.0
Gross Meals Produced ('M)	6.45	6.37	+ 1.3

	1H FY2008-09 (Apr – Sep 08)	1H FY2007-08 (Apr- Sep 07)	% change
Unit Services Handled ('000)	41.54	40.47	+ 2.6
Flights Handled ('000)	44.27	42.56	+ 4.0
Cargo/Mail Processed ('000 tonnes)	797.99	773.92	+ 3.1
Passengers Handled ('M)	15.73	15.42	+ 2.0
Unit Meals Produced ('M)	10.35	10.03	+ 3.2
Gross Meals Produced ('M)	12.93	12.57	+ 2.8

Note:

- * unit services & flights handled - relate to Apron handling.
- ** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.
- *** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Unit Services, Flights Handled and Unit Meals grew moderately in September 2008 compared to a year ago, despite a 2.1% decline in Passengers Handled. Cargo throughput recorded a decline of 1.3% while growth for Gross Meals was flat.

All operating indices, except Passengers Handled, recorded growth in the second quarter while in the first half of FY2008-09, all operating indices showed improvement over the corresponding period last year.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Announcement of Cessation as Chief Financial Officer *	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Oct-2008 18:11:07
Announcement No.	00132

>> Announcement Details

The details of the announcement start here ...

Name of person *	Goh Soo Lim
Age *	42
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	31-10-2008
Detailed Reason(s) for cessation *	To pursue career development in another industry.
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	02-01-2007
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Chief Financial Officer
Role and responsibilities *	Oversees the Finance, Treasury, Risk Management, Investor Relations and Lean Management functions of SATS as well as participates in the strategy development, corporate planning and budgeting of the Group.
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this cessation) *	NA

Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	NA
Shareholding * in the listed issuer and its subsidiaries *	12,000 shares in Singapore Airport Terminal Services Limited
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

>> Other Directorships

Past (for the last 5 years) *	None
Present *	Asia Airfreight Terminal Co Ltd - Board Member since 30 April 2007 Aero Laundry and Linen Services Private Limited - Board Member since 30 April 2007
Footnotes	

Attachments	Total size = **0** (2048K size limit recommended)

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